Exhibit 99.1

The reports of the independent registered public accounting firm and the consolidated financial statements have been extracted, without adjustment, from pages 131 to 226 of the Annual Report on Form 20-F.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Vodafone Group Plc

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Vodafone Group Plc (the Company) as of 31 March 2024 and 2023, the related consolidated statements of income, comprehensive income/(expense), changes in equity and cash flows for each of the three years in the period ended 31 March 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 March 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2024, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of 31 March 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (2013 framework) and our report dated 14 June 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Carrying value of cash generating units, including goodwill

Description of the matter

As more fully described in Note 4 to the consolidated financial statements, in accordance with IAS 36 Impairment of Assets, the Company calculates the value in use (‘VIU’) for cash generating units (‘CGUs’) to determine whether an adjustment to the carrying value of the CGU, and therefore, goodwill, is required. As of 31 March 2024, the Company has recorded €24,956 million of goodwill, including €20,335 million in respect of Germany.

The Company’s assessment of the VIU of its CGUs involves estimation about the future performance of the local market businesses. In particular, the determination of the VIU for Germany was sensitive to the significant assumptions of projected adjusted EBITDAaL growth, projected capital expenditure, the long-term growth rate and the discount rate.

Auditing the Company’s annual impairment test for the Germany CGU was complex and involved significant auditor judgement, given the estimation uncertainty related to the significant assumptions described above and the sensitivity to fluctuations in those assumptions.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment review process, including, for example, management’s controls over the significant assumptions described above.

We evaluated, with the help of EY valuation specialists, the methodology applied in the VIU model, as compared to the requirements of IAS 36, including the mathematical accuracy of management’s model.

We assessed management’s projected adjusted EBITDAaL growth assumption, by, among other procedures, comparing to external data, such as economic and industry forecasts for the German and European telco markets, supporting evidence provided by management and for consistency with evidence obtained from other areas of our audit, including, for example, the results of our procedures described in ‘Recognition and recoverability of deferred tax assets on tax losses in Luxembourg’ below. Our procedures also included evaluating the historical accuracy of management’s business plans, which underpin the VIU model, by comparing the prior years forecast to actual results. To assess management’s projected capital expenditure assumption, our procedures included, among others, comparing forecast capital expenditure to actual historical spend, industry analysis and competitor data, where available.

With the support of EY valuation specialists, we compared management’s long-term growth rate and discount rate assumptions to EY independently determined ranges.

Recognition and recoverability of deferred tax assets in Luxembourg

Description of the matter

As more fully described in Note 6 to the consolidated financial statements, the Company recognises deferred tax assets in accordance with IAS 12 Income Taxes, based on whether management judges that it is probable that there will be sufficient taxable profits in the relevant legal entity or tax group to allow the recognised asset to be recovered.

A deferred tax asset in Luxembourg of €16,714 million, has been recognised in respect of losses, as management concluded it is probable that the Luxembourg entities will continue to generate taxable profits in the future against which the deferred tax asset will be recovered. Management estimates that the losses will be utilised, and the related deferred tax asset recovered, over a period of 52 to 57 years.

The Luxembourg companies’ income is derived from the Company’s internal financing, procurement and roaming activities. The forecast future finance income can vary based on forecast interest rates and intercompany debt levels, in particular with Vodafone Germany, which in turn impacts the timeframe over which the deferred tax asset is forecast to be recovered.

Auditing the Company’s recognition and recoverability of deferred tax assets in Luxembourg requires complex auditor judgment, because it involves material amounts, and the judgements and estimates in relation to future taxable profits and the period of time over which it is expected to utilise these assets, results in increased estimation uncertainty.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of management’s controls around the recognition of deferred tax assets in Luxembourg, including, for example, management’s controls over the preparation of the prospective financial information used to determine the Luxembourg entities’ future taxable income.

To test the recognition and recoverability of the deferred tax assets in Luxembourg, with the support of tax professionals and tax specialists, our audit procedures included, among others, assessing the existence of available losses and evaluating management’s position on the recoverability of the losses with respect to local tax law and tax planning strategies adopted.

To evaluate the forecast finance income, our procedures included, on a sample basis, recalculating income with reference to underlying agreements, comparing future interest rates utilised in the forecasts to relevant external benchmarks and assessing the assumed projections in intergroup debt levels for consistency with our understanding of relevant guidance in respect of transfer pricing of financial transactions. To assess the likelihood of intercompany debt levels for Vodafone Germany reducing to the extent it would result in the Luxembourg DTA not being fully recoverable, we considered the commercial rationale of the arrangement and obtained written representations from management regarding their intentions to retain the debt levels sufficient to recover the Luxembourg DTA.

We assessed the reasonability of forecasted procurement and roaming taxable profits utilised in management’s assessment, by considering historical forecasting accuracy, changes in pricing models and with evidence obtained from other areas of our audit. We performed sensitivities to understand the impact of changes in key assumptions of intra-group financing levels and forecast interest rates, on the utilisation timeframe, given the Company does not currently recognise deferred tax assets which are forecast to be used 60 years beyond the balance sheet date.

We evaluated the adequacy of the disclosures in respect of the recognition of the deferred tax asset against the requirements of IAS 12.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2019.

London, United Kingdom

14 June 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Vodafone Group Plc

Opinion on Internal Control Over Financial Reporting

We have audited Vodafone Group Plc’s internal control over financial reporting as of 31 March 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Vodafone Group Plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of 31 March 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of 31 March 2024 and 2023, the related consolidated statements of income, comprehensive income/(expense), changes in equity and cash flows for each of the three years in the period ended 31 March 2024, and the related notes and our report dated 14 June 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report on Internal control over financial reporting on page 124. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

London, United Kingdom

14 June 2024

Consolidated income statement

for the years ended 31 March

				Re-presented[1]		Re-presented[1]
		2024		2023		2022
	Note	€m		€m		€m
Revenue	2	36,717		37,672		37,010
Cost of sales		(24,459)		(24,359)		(23,948)
Gross profit		12,258		13,313		13,062
Selling and distribution expenses		(2,674)		(2,777)		(2,754)
Administrative expenses		(5,768)		(5,351)		(4,797)
Net credit losses on financial assets	22	(491)		(505)		(404)
Share of results of equity accounted associates and joint ventures	12	(96)		433		389
Impairment reversal/(loss)	4	64		(64)		–
Other income	3	372		9,402		244
Operating profit	3	3,665		14,451		5,740
Investment income	5	581		232		251
Financing costs	5	(2,626)		(1,609)		(1,842)
Profit before taxation		1,620		13,074		4,149
Income tax expense	6	(50)		(492)		(1,561)
Profit for the financial year - Continuing operations		1,570		12,582		2,588
(Loss)/profit for the financial year - Discontinued operations	7	(65)		(247)		185
Profit for the financial year		1,505		12,335		2,773
Attributable to:
– Owners of the parent		1,140		11,838		2,237
– Non-controlling interests[2]		365		497		536
Profit for the financial year		1,505		12,335		2,773

Earnings per share - Continuing operations
– Basic	8	4.45	c	43.66	c	7.07	c
– Diluted	8	4.44	c	43.51	c	7.05	c
Earnings per share - Total Group
– Basic	8	4.21	c	42.77	c	7.71	c
– Diluted	8	4.20	c	42.62	c	7.68	c

Consolidated statement of comprehensive income/(expense)

for the years ended 31 March

			Re-presented[1]	Re-presented[1]
		2024	2023	2022
	Note	€m	€m	€m
Profit for the financial year		1,505	12,335	2,773
Other comprehensive income/(expense):
Items that may be reclassified to the income statement in subsequent years:
Foreign exchange translation differences, net of tax		(440)	(1,236)	(30)
Foreign exchange translation differences transferred to the income statement		23	(334)	19
Other, net of tax[3]		(1,748)	963	1,863
Total items that may be reclassified to the income statement in subsequent years		(2,165)	(607)	1,852
Items that will not be reclassified to the income statement in subsequent years:
Net actuarial (losses)/gains on defined benefit pension schemes, net of tax	25	(58)	(160)	483
Total items that will not be reclassified to the income statement in subsequent years		(58)	(160)	483
Other comprehensive (expense)/income		(2,223)	(767)	2,335
Total comprehensive (expense)/income for the financial year		(718)	11,568	5,108
Attributable to:
– Owners of the parent		(920)	11,267	4,546
– Non-controlling interests		202	301	562
Total comprehensive (expense)/income for the financial year		(718)	11,568	5,108

Notes:

1	The results for the years ended 31 March 2023 and 31 March 2022 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 ‘Discontinued operations and assets held for sale’ for more information.
2	Profit attributable to non-controlling interests derives solely from continuing operations.
3	Principally includes the impact of the Group’s cash flow hedges deferred to other comprehensive income during the year.

Further details on items in the consolidated statement of comprehensive income/(expense) can be found in the consolidated statement of changes in equity on page 137.

Consolidated statement of financial position

at 31 March

		31 March 2024	31 March 2023
	Note	€m	€m
Non-current assets
Goodwill	10	24,956	27,615
Other intangible assets	10	13,896	19,592
Property, plant and equipment	11	28,499	37,992
Investments in associates and joint ventures	12	10,032	11,079
Other investments	13	1,006	1,093
Deferred tax assets	6	20,177	19,316
Post employment benefits	25	257	329
Trade and other receivables	14	5,967	7,843
		104,790	124,859
Current assets
Inventory		568	956
Taxation recoverable		76	279
Trade and other receivables	14	8,594	10,705
Other investments	13	5,092	7,017
Cash and cash equivalents	19	6,183	11,705
		20,513	30,662
Assets held for sale	7	19,047	–
Total assets		144,350	155,521

Equity
Called up share capital	17	4,797	4,797
Additional paid-in capital		149,253	149,145
Treasury shares		(7,645)	(7,719)
Accumulated losses		(114,641)	(113,086)
Accumulated other comprehensive income		28,202	30,262
Total attributable to owners of the parent		59,966	63,399
Non-controlling interests		1,032	1,084
Total equity		60,998	64,483

Non-current liabilities
Borrowings	21	48,328	51,669
Deferred tax liabilities	6	699	771
Post employment benefits	25	181	258
Provisions	16	1,615	1,572
Trade and other payables	15	2,328	2,184
		53,151	56,454
Current liabilities
Borrowings	21	8,659	14,721
Financial liabilities under put option arrangements	22	–	485
Taxation liabilities		393	457
Provisions	16	833	674
Trade and other payables	15	13,398	18,247
		23,283	34,584
Liabilities held for sale	7	6,918	–
Total equity and liabilities		144,350	155,521

The consolidated financial statements on pages 135 to 226 were approved by the Board of Directors and authorised for issue on 14 June 2024 and were signed on its behalf by:

/s/ Margherita Della Valle	/s/ Luka Mucic

Margherita Della Valle	Luka Mucic
Group Chief Executive	Group Chief Financial Officer

Consolidated statement of changes in equity

for the years ended 31 March

		Additional			Accumulated other comprehensive income				Equity	Non-
	Share	paid-in	Treasury	Accumulated	Currency	Pensions	Revaluation		attributable	controlling	Total
	capital[1]	capital[2]	shares	losses	reserve[3]	reserve	surplus[4]	Other[5]	to owners	interests	equity
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
1 April 2021	4,797	150,812	(6,172)	(121,640)	28,430	(1,234)	1,227	(464)	55,756	2,012	57,768
Issue or reissue of shares[6]	–	(1,902)	2,000	(98)	–	–	–	–	–	–	–
Share-based payments	–	108	–	–	–	–	–	–	108	11	119
Transactions with NCI in subsidiaries[7]	–	–	–	(38)	–	–	–	–	(38)	237	199
Dividends	–	–	–	(2,483)	–	–	–	–	(2,483)	(532)	(3,015)
Comprehensive income/(expense)	–	–	–	2,237	(37)	483	–	1,863	4,546	562	5,108
Profit	–	–	–	2,237	–	–	–	–	2,237	536	2,773
OCI - before tax	–	–	–	–	(56)	627	–	2,368	2,939	26	2,965
OCI – taxes	–	–	–	–	–	(144)	–	(505)	(649)	–	(649)
Transfer to the income statement ('IS')	–	–	–	–	19	–	–	–	19	–	19
Purchase of treasury shares('TS')[8]	–	–	(3,106)	–	–	–	–	–	(3,106)	–	(3,106)
31 March 2022	4,797	149,018	(7,278)	(122,022)	28,393	(751)	1,227	1,399	54,783	2,290	57,073
Adoption of IAS 29	–	–	–	–	565	–	–	–	565	–	565
1 April 2022 - b/forward	4,797	149,018	(7,278)	(122,022)	28,958	(751)	1,227	1,399	55,348	2,290	57,638
Issue or reissue of shares	–	1	122	(113)	–	–	–	–	10	–	10
Share-based payments	–	126	–	–	–	–	–	–	126	9	135
Transactions with NCI in subsidiaries	–	–	–	(287)	–	–	–	–	(287)	(1,118)	(1,405)
Dividends	–	–	–	(2,502)	–	–	–	–	(2,502)	(398)	(2,900)
Comprehensive income/(expense)	–	–	–	11,838	(1,374)	(160)	–	963	11,267	301	11,568
Profit[9]	–	–	–	11,838	–	–	–	–	11,838	497	12,335
OCI – before tax	–	–	–	–	(1,469)	(213)	–	1,314	(368)	(230)	(598)
OCI – taxes	–	–	–	–	(3)	53	–	(351)	(301)	(3)	(304)
Transfer to the IS	–	–	–	–	(334)	–	–	–	(334)	–	(334)
Translation of hyperinflationary results	–	–	–	–	432	–	–	–	432	37	469
Purchase of TS8	–	–	(563)	–	–	–	–	–	(563)	–	(563)
31 March 2023	4,797	149,145	(7,719)	(113,086)	27,584	(911)	1,227	2,362	63,399	1,084	64,483
Issue or reissue of shares	–	–	74	(72)	–	–	–	–	2	–	2
Share-based payments	–	108	–	–	–	–	–	–	108	7	115
Transactions with NCI in subsidiaries	–	–	–	(26)	–	–	–	–	(26)	(5)	(31)
Share of equity accounted entities change in equity	–	–	–	(164)	–	–	–	–	(164)	–	(164)
Dividends	–	–	–	(2,433)	–	–	–	–	(2,433)	(256)	(2,689)
Comprehensive (expense)/income	–	–	–	1,140	(254)	(58)	–	(1,748)	(920)	202	(718)
Profit	–	–	–	1,140	–	–	–	–	1,140	365	1,505
OCI - before tax	–	–	–	–	(826)	(77)	–	(2,331)	(3,234)	(192)	(3,426)
OCI - taxes	–	–	–	–	–	19	–	583	602	–	602
Transfer to the IS	–	–	–	–	23	–	–	–	23	–	23
Translation of hyperinflationary results	–	–	–	–	549	–	–	–	549	29	578
31 March 2024	4,797	149,253	(7,645)	(114,641)	27,330	(969)	1,227	614	59,966	1,032	60,998

Notes:

1	See note 17 ‘Called up share capital’.
2	Includes share premium, capital reserve, capital redemption reserve, merger reserve and share-based payment reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS.
3	The currency reserve is used to record cumulative translation differences on the assets and liabilities of foreign operations. These differences are recycled to the income statement on disposal of the foreign operation.
4	The revaluation surplus derives from acquisitions of subsidiaries made before the Group’s adoption of IFRS 3 (Revised) on 1 April 2010 and comprises the amounts arising from recognising the Group’s pre-existing equity interest in the acquired subsidiary at fair value.
5	Principally includes the impact of the Group’s cash flow hedges with €2,037 million net loss deferred to other comprehensive income/(expense) during the year (2023: €2,322 million net gain; 2022: €3,704 million net gain) and €254 million net gain (2023: €896 million net gain; 2022: €1,422 million net gain) recycled to the consolidated income statement. These hedges primarily relate to foreign exchange exposure on fixed borrowings, with any foreign exchange on nominal balances directly impacting income statement in each period but interest cash flows unwinding to the consolidated income statement over the life of the hedges, up to 2063. See note 22 ‘Capital and financial risk management’.
6	Movements include the re-issue of 1,519 million shares (€1,903 million) in March 2022 to satisfy the second tranche of the Mandatory Convertible Bond issued in March 2019.
7	Principally relates to transactions in relation to Vantage Towers A.G. See note 27 ‘Acquisitions and disposals’ for details.
8	Represents the irrevocable and non-discretionary share buyback programmes which completed on 15 March 2023.
9	Includes a gain on disposal of Vantage Towers A.G. of €8,607 million and a gain on disposal of Vodafone Ghana of €689 million, offset by a loss on disposal of Vodafone Hungary of €69 million.

Consolidated statement of cash flows

for the years ended 31 March

			Re-presented[1]	Re-presented[1]
		2024	2023	2022
	Note	€m	€m	€m
Inflow from operating activities	18	16,557	18,054	18,081

Cash flows from investing activities
Purchase of interests in associates and joint ventures	12	(75)	(78)	(445)
Purchase of intangible assets		(2,641)	(2,799)	(2,375)
Purchase of property, plant and equipment		(4,219)	(4,957)	(4,547)
Purchase of investments		(1,233)	(766)	(2,007)
Disposal of interests in subsidiaries, net of cash disposed	27	(67)	6,976	–
Disposal of interests in associates and joint ventures		500	–	446
Disposal of property, plant and equipment and intangible assets		15	90	15
Disposal of investments		1,931	1,647	3,280
Dividends received from associates and joint ventures		442	617	638
Interest received		542	321	246
Cash outflows from discontinued operations		(1,317)	(1,430)	(2,119)
Outflow from investing activities		(6,122)	(379)	(6,868)
Cash flows from financing activities
Proceeds from issue of long-term borrowings		1,533	4,071	2,548
Repayment of borrowings		(8,970)	(10,501)	(6,933)
Net movement in short-term borrowings		(1,636)	3,171	3,002
Net movement in derivatives		144	261	(293)
Interest paid[2]		(2,227)	(1,815)	(1,726)
Payments for settlement of written put options		(493)	(12)	–
Purchase of treasury shares		–	(1,867)	(2,087)
Issue of ordinary share capital and reissue of treasury shares	17	3	10	–
Equity dividends paid	9	(2,430)	(2,484)	(2,474)
Dividends paid to non-controlling shareholders in subsidiaries		(260)	(400)	(539)
Other transactions with non-controlling shareholders in subsidiaries	27	(16)	(692)	189
Cash outflows from discontinued operations		(1,503)	(3,172)	(1,393)
Outflow from financing activities		(15,855)	(13,430)	(9,706)
Net cash (outflow)/inflow		(5,420)	4,245	1,507
Cash and cash equivalents at beginning of the financial year	19	11,628	7,371	5,790
Exchange (loss)/gain on cash and cash equivalents		(94)	12	74
Cash and cash equivalents at end of the financial year	19	6,114	11,628	7,371

Notes:

1	The results for the years ended 31 March 2023 and 31 March 2022 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 ‘Discontinued operations and assets held for sale’ for more information.
2	Amount for 2024 includes €nil (2023: €26 million cash outflow; 2022: €58 million cash inflow) on derivative financial instruments for the share buyback related to maturing tranches of mandatory convertible bonds.

Notes to the consolidated financial statements

1. Basis of preparation

This section describes the critical accounting judgements and estimates that management has identified as having a potentially material impact on the Group’s consolidated financial statements and sets out our significant accounting policies that relate to the financial statements as a whole. Where an accounting policy is generally applicable to a specific note to the financial statements, the policy is described within that note. We have also detailed below the new accounting pronouncements that we will adopt in future years and our current view of the impact they will have on our financial reporting.

The consolidated financial statements are prepared in accordance with UK-adopted International Accounting Standards (‘IAS’), with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and with the requirements of the Companies Act 2006 (the ‘Act’). The consolidated financial statements are prepared on a going concern basis (see page 124).

Vodafone Group Plc is incorporated and domiciled in England and Wales (registration number 1833679). The registered address of the Company is Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, England.

IFRS requires the Directors to adopt accounting policies that are the most appropriate to the Group’s circumstances. These have been applied consistently to all the years presented, unless otherwise stated. In determining and applying accounting policies, Directors and management are required to make judgements and estimates in respect of items where the choice of specific policy, accounting judgement, estimate or assumption to be followed could materially affect the Group’s reported financial position, results or cash flows and disclosure of contingent assets or liabilities during the reporting period; it may later be determined that a different choice may have been more appropriate.

The Group’s critical accounting judgements and key sources of estimation uncertainty are detailed below. Actual outcomes could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period; they are recognised in the period of the revision and future periods if the revision affects both current and future periods.

Management regularly reviews, and revises as necessary, the accounting judgements that significantly impact the amounts recognised in the financial statements and the estimates that are considered to be ‘critical estimates’ due to their potential to give rise to material adjustments in the Group’s financial statements in the year to 31 March 2025. As at 31 March 2024, management has identified critical judgements in respect of revenue recognition, lease accounting, the recognition of deferred tax assets, the accounting for tax disputes, valuing assets and liabilities acquired in business combinations, the classification of joint arrangements, whether to recognise provisions or to disclose contingent liabilities, held for sale accounting and the impacts of climate change. In addition, management has identified critical accounting estimates in relation to the recovery of deferred tax assets, post employment benefits and impairment reviews; estimates have also been identified that are not considered to be critical in respect of the allocation of revenue to goods and services, the useful economic lives of finite lived intangible assets and property, plant and equipment.

The majority of the Group’s provisions are either long-term in nature (such as asset retirement obligations) or relate to shorter-term liabilities (such as those relating to restructuring and property) where there is not considered to be a significant risk of material adjustment in the next financial year. Critical judgements exercised in respect of tax disputes include cases in India and a tax dispute related to financing costs in the Netherlands.

These critical accounting judgements, estimates and related disclosures have been discussed with the Group’s Audit and Risk Committee.

Critical accounting judgements and key sources of estimation uncertainty

Revenue recognition

Revenue recognition under IFRS 15 necessitates the collation and processing of very large amounts of data and the use of management judgements and estimates to produce financial information. The most significant accounting judgements and source of estimation uncertainty are disclosed below.

Notes to the consolidated financial statements (continued)

1. Basis of preparation (continued)

Gross versus net presentation

If the Group has control of goods or services when they are delivered to a customer, then the Group is the principal in the sale to the customer; otherwise the Group is acting as an agent. Whether the Group is considered to be the principal or an agent in the transaction depends on analysis by management of both the legal form and substance of the agreement between the Group and its business partners; such judgements impact the amount of reported revenue and operating expenses (see note 2 ‘Revenue disaggregation and segmental analysis’) but do not impact reported assets, liabilities or cash flows. Scenarios requiring judgement to determine whether the Group is a principal or an agent include, for example, those where the Group delivers third-party branded software or services (such as premium music, TV content or cloud-based services) to customers and those where goods or services are delivered to customers in partnership with a third-party.

Allocation of revenue to goods and services provided to customers

Revenue is recognised when goods and services are delivered to customers (see note 2 ‘Revenue disaggregation and segmental analysis’). Goods and services may be delivered to a customer at different times under the same contract, hence it is necessary to allocate the amount payable by the customer between goods and services on a ‘relative standalone selling price basis’; this requires the identification of performance obligations (‘obligations’) and the determination of standalone selling prices for the identified obligations. The determination of obligations is, for the primary goods and services sold by the Group, not considered to be a critical accounting judgement; the Group’s policy on identifying obligations is disclosed in note 2 ‘Revenue disaggregation and segmental analysis’. The determination of standalone selling prices for identified obligations is discussed below.

It is necessary to estimate the standalone price when the Group does not sell equivalent goods or services in similar circumstances on a standalone basis. When estimating the standalone price the Group maximises the use of external inputs; methods for estimating standalone prices include determining the standalone price of similar goods and services sold by the Group, observing the standalone prices for similar goods and services when sold by third parties or using a cost-plus reasonable margin approach (which is sometimes the case for devices and other equipment). Where it is not possible to reliably estimate standalone prices due to a lack of observable standalone sales or highly variable pricing, which is sometimes the case for services, the standalone price of an obligation may be determined as the transaction price less the standalone prices of other obligations in the contract. The standalone price determined for obligations materially impacts the allocation of revenue between obligations and impacts the timing of revenue when obligations are provided to customers at different times – for example, the allocation of revenue between devices, which are usually delivered up-front, and services which are typically delivered over the contract period. However, there is not considered to be a significant risk of material adjustment to the carrying value of contract-related assets or liabilities in the 12 months after the balance sheet date if these estimates were revised.

Lease accounting

Lease accounting under IFRS 16 is complex and necessitates the collation and processing of very large amounts of data and the increased use of management judgements and estimates to produce financial information. The most significant accounting judgements are disclosed below.

Lease identification

Whether the arrangement is considered a lease or a service contract depends on the analysis by management of both the legal form and substance of the arrangement between the Group and the counter-party to determine if control of an identified asset has been passed between the parties; if not, the arrangement is a service arrangement. Control exists if the Group obtains substantially all of the economic benefit from the use of the asset, and has the ability to direct its use, for a period of time. An identified asset exists where an agreement explicitly or implicitly identifies an asset or a physically distinct portion of an asset which the lessor has no substantive right to substitute.

The scenarios requiring the greatest judgement include those where the arrangement is for the use of fibre or other fixed telecommunication lines. Generally, where the Group has exclusive use of a physical line it is determined that the Group can also direct the use of the line and therefore leases will be recognised. Where the Group provides access to fibre or other fixed telecommunication lines to another operator on a wholesale basis the arrangement will generally be identified as a lease, whereas when the Group provides fixed line services to an end-user, generally control over such lines is not passed to the end-user and a lease is not identified.

Where the Group contracts with tower companies to utilise space on a tower for the placement of transmission equipment for a period of time, the arrangement will generally be identified as a lease.

Notes to the consolidated financial statements (continued)

1. Basis of preparation (continued)

The impact of determining whether an agreement is a lease or a service depends on whether the Group is a potential lessee or lessor in the arrangement and, where the Group is a lessor, whether the arrangement is classified as an operating or finance lease. The impacts for each scenario are described below where the Group is potentially:

-

A lessee. The judgement impacts the nature and timing of both costs and reported assets and liabilities. A lease results in an asset and a liability being reported and depreciation and interest being recognised; the interest charge will decrease over the life of the lease. A service contract results in operating expenses being recognised evenly over the life of the contract and no assets or liabilities being recorded (other than trade payables, prepayments and accruals).

-

An operating lessor. The judgement impacts the nature of income recognised. An operating lease results in lease income being recognised whilst a service contract results in service revenue. Both are recognised evenly over the life of the contract.

-

A finance lessor. The judgement impacts the nature and timing of both income and reported assets. A finance lease results in the lease income being recognised at commencement of the lease and an asset (the net investment in the lease) being recorded.

Lease term

Where leases include additional optional periods after an initial lease term, significant judgement is required in determining whether these optional periods should be included when determining the lease term. The impact of this judgement is significantly greater where the Group is a lessee. As a lessee, optional periods are included in the lease term if the Group is reasonably certain it will exercise an extension option or will not exercise a termination option; this depends on an analysis by management of all relevant facts and circumstances including the leased asset’s nature and purpose, the economic and practical potential for replacing the asset and any plans that the Group has in place for the future use of the asset. Where a leased asset is highly customised (either when initially provided or as a result of leasehold improvements) or it is impractical or uneconomic to replace then the Group is more likely to judge that lease extension options are reasonably certain to be exercised. The value of the right-of-use asset and lease liability will be greater when extension options are included in the lease term. The normal approach adopted for lease term by asset class is described below.

The lease terms can vary significantly by type and use of asset and geography. In addition, the exact lease term is subject to the non-cancellable period and rights and options in each contract. Generally, lease terms are judged to be the longer of the non-cancellable term and:

-

Between 5 and 10 years for land and buildings (excluding retail), with terms at the top end of this range if the lease relates to assets that are considered to be difficult to exit sooner for economic, practical or reputational reasons;

-	The period to the next contractual lease break date for retail premises (excluding breaks within the next 12 months);
-	The lease term, or useful economic life, of the assets connected for leases that are used to provide internal connectivity;
-	The customer service agreement length for leases of local loop connections or other assets required to provide fixed line or other services to individual customers; and
-	5 years where the Group has leases for the use of space on towers for the placement of transmission equipment.

In most instances the Group has options to renew or extend leases for additional periods after the end of the lease term which are assessed using the criteria above.

Lease terms are reassessed if a significant event or change in circumstances occurs relating to the leased assets that is within the control of the Group; such changes usually relate to commercial agreements entered into by the Group, or business decisions made by the Group. Where such changes change the Group’s assessment of whether it is reasonably certain to exercise options to extend, or not terminate leases, then the lease term is reassessed and the lease liability is remeasured, which in most cases will increase the lease liability.

Taxation

The Group’s tax charge on ordinary activities is the sum of the total current and deferred tax charges. The calculation of the Group’s total tax charge involves estimation and judgement in respect of certain matters, being principally:

Notes to the consolidated financial statements (continued)

1. Basis of preparation (continued)

Recognition of deferred tax assets

Significant items on which the Group has exercised accounting estimation and judgement include the recognition of deferred tax assets in respect of losses in Luxembourg, Germany, Italy1 and Spain1 as well as capital allowances in the United Kingdom. The recognition of deferred tax assets, particularly in respect of tax losses, is based upon whether management judge that it is probable that there will be sufficient and suitable taxable profits in the relevant legal entity or tax group against which to utilise the assets in the future. The Group assesses the availability of future taxable profits using the same undiscounted five year forecasts for the Group’s operations as are used in the Group’s value in use calculations (see note 4 ‘Impairment losses’). In the case of Luxembourg, this includes forecasts of future income from the Group’s internal financing, centralised procurement and roaming activities.

Where tax losses are forecast to be recovered beyond the five year period, the availability of taxable profits is assessed using the cash flows and long-term growth rates used for the value in use calculations.

The estimated cash flows inherent in these forecasts include the unsystematic risks of operating in the telecommunications business including the potential impacts of changes in the market structure, trends in customer pricing, the costs associated with the acquisition and retention of customers, future technological evolutions and potential regulatory changes, such as our ability to acquire and/or renew spectrum licences.

Changes in the estimates which underpin the Group’s forecasts could have an impact on the amount of future taxable profits and could have a significant impact on the period over which the deferred tax asset would be recovered.

The Group only considers substantively enacted tax laws when assessing the amount and availability of tax losses to offset against the future taxable profits. See note 6 ‘Taxation’ to the consolidated financial statements.

See additional commentary relating to climate change below.

Uncertain tax positions

The tax impact of a transaction or item can be uncertain until a conclusion is reached with the relevant tax authority or through a legal process. The Group uses in-house tax experts when assessing uncertain tax positions and seeks the advice of external professional advisors where appropriate. The most significant judgements in this area relate to the Group’s tax disputes in India and a tax dispute related to financing costs in the Netherlands. Further details of tax disputes are included in note 29 ‘Contingent liabilities and legal proceedings’ to the consolidated financial statements.

Business combinations and goodwill

When the Group completes a business combination, the fair values of the identifiable assets and liabilities acquired, including intangible assets, are recognised. The determination of the fair values of acquired assets and liabilities is based, to a considerable extent, on management’s judgement. If the purchase consideration exceeds the fair value of the net assets acquired then the incremental amount paid is recognised as goodwill. If the purchase price consideration is lower than the fair value of the assets acquired then the difference is recorded as a gain in the income statement.

Allocation of the purchase price between finite lived assets (discussed below) and indefinite lived assets such as goodwill affects the subsequent results of the Group as finite lived intangible assets are amortised, whereas indefinite lived intangible assets, including goodwill, are not amortised.

See note 27 ‘Acquisitions and disposals’ to the consolidated financial statements for further details.

Joint arrangements

The Group participates in a number of joint arrangements where control of the arrangement is shared with one or more other parties. Judgement is required to classify joint arrangements in a separate legal entity as either a joint operation or as a joint venture, which depends on management’s assessment of the legal form and substance of the arrangement taking into account relevant facts and circumstances such as whether the owners have rights to substantially all the economic outputs and, in substance, settle the liabilities of the entity.

Note:

[1]

Deferred tax assets in respect of losses in Vodafone Italy and Vodafone Spain are reported with Assets held for sale. See note 7 ‘Discontinued operations and assets held for sale’ for more information.

Notes to the consolidated financial statements (continued)

1. Basis of preparation (continued)

The classification can have a material impact on the consolidated financial statements. The Group’s share of assets, liabilities, revenue, expenses and cash flows of joint operations are included in the consolidated financial statements on a line-by-line basis, whereas the Group’s investment and share of results of joint ventures are shown within single line items in the consolidated statement of financial position and consolidated income statement respectively. See note 12 ‘Investments in associates and joint arrangements’ to the consolidated financial statements.

Finite lived intangible assets

Other intangible assets include amounts spent by the Group acquiring licences and spectrum, customer bases and the costs of purchasing and developing computer software.

Where intangible assets are acquired through business combinations and no active market for the assets exists, the fair value of these assets is determined by discounting estimated future net cash flows generated by the asset. Estimates relating to the future cash flows and discount rates used may have a material effect on the reported amounts of finite lived intangible assets.

Estimation of useful life

The useful life over which intangible assets are amortised depends on management’s estimate of the period over which economic benefit will be derived from the asset. Useful lives are periodically reviewed to ensure that they remain appropriate. Management’s estimates of useful life have a material impact on the amount of amortisation recorded in the year, but there is not considered to be a significant risk of material adjustment to the carrying values of intangible assets in the year to 31 March 2025 if these estimates were revised. The basis for determining the useful life for the most significant categories of intangible assets are discussed below.

Customer bases

The estimated useful life principally reflects management’s view of the average economic life of the customer base and is assessed by reference to customer churn rates. An increase in churn rates may lead to a reduction in the estimated useful life and an increase in the amortisation charge.

Capitalised software

For computer software, the estimated useful life is based on management’s view, considering historical experience with similar products as well as anticipation of future events which may impact their life such as changes in technology. The useful life will not exceed the duration of a licence.

Property, plant and equipment

Property, plant and equipment represents 19.7% of the Group’s total assets (2023: 24.4)%. Estimates and assumptions made may have a material impact on their carrying value and related depreciation charge. See note 11 ‘Property, plant and equipment’ to the consolidated financial statements for further details.

Estimation of useful life

The depreciation charge for an asset is derived using estimates of its expected useful life and expected residual value, which are reviewed annually. Management’s estimates of useful life have a material impact on the amount of depreciation recorded in the year, but there is not considered to be a significant risk of material adjustment to the carrying values of property, plant and equipment in the year to 31 March 2025 if these estimates were revised.

Management determines the useful lives and residual values for assets when they are acquired, based on experience with similar assets and taking into account other relevant factors such as any expected changes in technology.

See additional commentary relating to climate change, below.

Post employment benefits

Management uses estimates when determining the Group’s liabilities and expenses arising for defined benefit pension schemes. Management is required to estimate the future rates of inflation, salary increases, discount rates and longevity of members, each of which may have a material impact on the defined benefit obligations that are recorded. Further details, including a sensitivity analysis, are included in note 25 ‘Post employment benefits’ to the consolidated financial statements.

In addition, plan assets are recognised at fair value at the reporting date in accordance with IFRS 13 ‘Fair Value Measurement’. Where assets do not have observable prices, estimation is necessary to determine fair values. In estimating fair value, market-observable data is used to the extent it is available.

Notes to the consolidated financial statements (continued)

1. Basis of preparation (continued)

Contingent liabilities

The Group exercises judgement to determine whether to recognise provisions and the exposures to contingent liabilities related to pending litigations or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation, as well as other contingent liabilities (see note 29 ‘Contingent liabilities and legal proceedings’ to the consolidated financial statements). Judgement is necessary to assess the likelihood that a pending claim will succeed, or a liability will arise.

Impairment reviews

IFRS requires management to perform impairment tests annually for indefinite lived assets, for finite lived assets and for equity accounted investments if events or changes in circumstances indicate that their carrying amounts may not be recoverable.

Management is required to make significant judgements concerning the identification of impairment indicators and the determination of recoverable amounts for its assets which are based on the higher of their fair value less costs to sell and their value in use. Observable market data on fair values for equivalent assets is often limited and, for a number of reasons, transaction values agreed as part of any business acquisition or disposal may be higher than the assessed value in use.

The Group performs an annual impairment test which focuses on determining the recoverable amounts for its assets based on value in use, being the present value of the future cash flows it expects to generate from the continuing use of its assets or cash-generating units.

Calculating the net present value of the future cash flows requires estimates to be made in respect of highly uncertain matters including management’s expectations of:

–	Growth in Adjusted EBITDAaL, (see note 2 ‘Revenue disaggregation and segmental analysis’ for a reconciliation to the consolidated income statement);
–	Timing and amount of future capital expenditure, licence and spectrum payments;
–	Long-term growth rates; and
–	Discount rates that reflect the future cash flows.

Changing the assumptions selected by management, in particular projected Adjusted EBITDAaL, long-term growth rate and discount rate assumptions, could significantly affect the Group’s impairment evaluation and hence reported assets and profit or loss. Further details, including a sensitivity analysis, are included in note 4 ‘Impairment losses’ to the consolidated financial statements.

Where the Group has interests in listed entities, market data, such as share price, is used to assess the fair value of those interests. If the market capitalisation indicates that their carrying amounts may not be recoverable, possible adjustments to the share price are reviewed and, where information is available, a value in use calculation is performed to support a conclusion on impairment.

For operations that are classified as held for sale, management is required to determine whether the carrying value of the discontinued operation can be supported by the fair value less costs to sell. Where not observable in a quoted market, management has determined fair value less costs to sell by reference to the outcomes from the application of a number of potential valuation techniques, determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

See additional commentary relating to climate change, below.

Held for sale accounting

When the value of a non-current asset or a group of assets in a disposal group will be primarily recovered through a sale transaction and there is an active plan for the disposal such that it is highly probable that the disposal will be completed within 12 months (subject to certain matters outside of the Group’s control) then the related assets will be classified as held for sale and, where appropriate, as a discontinued operation.

Judgement is applied by management in determining if assets meet the requirements to be classified as held for sale and, where appropriate, as discontinued operations. Further detail is provided in note 7 ‘Discontinued operations and assets held for sale’.

Notes to the consolidated financial statements (continued)

1. Basis of preparation (continued)

Climate change

The potential climate change-related risks and opportunities to which the Group is exposed, as identified by management, are disclosed in the Group’s Task Force on Climate-Related Financial Disclosures (‘TCFD’) on pages 64 to 69. Management has assessed the potential financial impacts relating to the identified risks, primarily considering the useful lives of, and retirement obligations for, property, plant and equipment, the possibility of impairment of goodwill and other long-lived assets and the recoverability of the Group’s deferred tax assets. Management has exercised judgement in concluding that there are no further material financial impacts of the Group’s climate-related risks and opportunities on the consolidated financial statements. These judgements will be kept under review by management as the future impacts of climate change depend on environmental, regulatory and other factors outside of the Group’s control which are not all currently known.

Significant accounting policies applied in the current reporting period that relate to the financial statements as a whole

Accounting convention

The consolidated financial statements are prepared on a historical cost basis except for certain financial and equity instruments that have been measured at fair value and for the application of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ for the Group’s entities reporting in Turkish lira and its associate’s reporting in Ethiopian birr (see below).

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company, subsidiaries controlled by the Company (see note 31 ‘Related undertakings’ to the consolidated financial statements), joint operations that are subject to joint control and the results of joint ventures and associates (see note 12 ‘Investments in associates and joint arrangements’ to the consolidated financial statements).

Hyperinflationary economies

The Turkish and Ethiopian economies were designated as hyperinflationary from 30 June 2022 and 31 December 2022, respectively. The Group has applied IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ to its Turkish and Ethiopian operations whose functional currencies are Turkish lira and Ethiopian birr from 1 April 2022.

In applying IAS 29, the Turkish lira and Ethiopian birr results and non-monetary asset and liability balances for relevant financial years have been revalued to their present value equivalent local currency amounts at the reporting date, based on the consumer price indexes issued by the Turkish Statistical Institute and the Central Statistics Agency of Ethiopia respectively. Comparative periods are not restated per IAS 21 ‘The Effects of Changes in Foreign Exchange rates’. The respective indices have risen by 68.5% and 26.2% (2023: 50.5% and 31.3)% during this financial year. The revalued balances are translated to euros at the reporting date exchange rate of €1: 34.94 TRL and €1: 61.43 ETB (2023: €1: 20.85 TRL and €1:58.59 ETB) respectively applying IAS 21.

For the Group’s operations in Turkey:

–	The gain or loss on the revaluation of net monetary assets resulting from IAS 29 application is recognised in the consolidated income statement within Other income.
–	The Group also presents the gain or loss on cash and cash equivalents as monetary items together with the effect of inflation on operating, investing and financing cash flows as one number in the consolidated statement of cash flows.
–	The Group has presented the equity revaluation effects and the impact of currency movements within other comprehensive income as such amounts are judged to meet the definition of ‘exchange differences’.

For Safaricom’s operations in Ethiopia, the impacts are reflected as an increase to Investments in associates and joint ventures in the Consolidated statement of financial position and an increase to Share of results of equity accounted associates and joint ventures recognised in the Consolidated income statement.

Notes to the consolidated financial statements (continued)

1. Basis of preparation (continued)

The main impacts of the aforementioned adjustments for the Group’s Turkish and Ethiopian operations on the consolidated financial statements are shown below.

	Increase/(decrease)	Increase/(decrease)
	2024	2023
	€m	€m
Impact on the consolidated income statement for the years ended 31 March
Revenue	111	85
Operating profit[1]	66	(87)
Profit for the financial year[1]	(169)	(123)

	Increase/(decrease)	Increase/(decrease)
	31 March 2024	31 March 2023
	€m	€m
Impact on the consolidated statement of financial position at 31 March
Net assets	981	814
Equity attributable to owners of the parent	913	777
Non-controlling interests	68	37

Note:

1Includes €360 million gain on the net monetary assets/liabilities (2023: €198 million gain).

In addition, it is expected that Egypt will meet the requirements to be designated as a hyperinflationary economy under IAS 29 before 31 December 2024. If the Egyptian economy is designed as hyperinflationary, the Group’s financial reporting relating to its operations in Egypt during the year ending 31 March 2025 will be in accordance with IAS 29 applying the Group’s policy detailed above.

Foreign currencies

The consolidated financial statements are presented in euro, which is also the Company’s functional currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

With the exception of the Group’s Turkish lira operations and Safaricom’s Ethiopian birr operations, which are subject to hyperinflation accounting (see above), transactions in foreign currencies are initially recorded at the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated into the respective functional currency of the entity at the rates prevailing on the reporting period date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the initial transaction dates. Non-monetary items measured in terms of historical cost in a foreign currency are not retranslated.

Share capital, share premium and other capital reserves are initially recorded at the functional currency rate prevailing at the date of the transaction and are not retranslated.

For the purpose of presenting consolidated financial statements, the assets and liabilities of entities with a functional currency other than euro are expressed in euro using exchange rates prevailing at the reporting period date.

Income and expense items and cash flows are translated at the average exchange rates for each month and exchange differences arising are recognised directly in other comprehensive income. On disposal of a foreign entity, the cumulative amount previously recognised in the consolidated statement of comprehensive income relating to that particular foreign operation is recognised in profit or loss in the consolidated income statement.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated accordingly.

The net foreign exchange loss recognised in the consolidated income statement for the year ended 31 March 2024 is €272 million (31 March 2023: €111 million gain; 2022: €309 million loss). The net gains and net losses are recorded within operating profit (2024: €110 million charge; 2023: €247 million credit; 2022: €24 million charge), financing costs (2024: €173 million charge; 2023: €135 million charge; 2022: €284 million charge) and income tax expense (2024: €11 million credit; 2023: €1 million charge; 2022: €1 million charge). The foreign exchange gains and losses included within other income arise on the disposal of subsidiaries, interests in joint ventures, associates and investments from the recycling of foreign exchange gains and losses previously recognised in the consolidated statement of comprehensive income.

Notes to the consolidated financial statements (continued)

1. Basis of preparation (continued)

Current or non-current classification

Assets are classified as current in the consolidated statement of financial position where recovery is expected within 12 months of the reporting date. All assets where recovery is expected more than 12 months from the reporting date and all deferred tax assets, goodwill and intangible assets, property, plant and equipment and investments in associates and joint ventures are reported as non-current.

Liabilities are classified as current unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. For provisions, where the timing of settlement is uncertain, amounts are classified as non-current where settlement is expected more than 12 months from the reporting date. In addition, deferred tax liabilities and post-employment benefits are reported as non-current.

Inventory

Inventory is stated at the lower of cost and net realisable value. Cost is determined on the basis of weighted average costs and comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition.

New accounting pronouncements adopted on 1 April 2023

The Group adopted the following new accounting policies on 1 April 2023 to comply with new standards issued and amendments to IFRS:

–	IFRS 17 ‘Insurance Contracts’;
–	Amendments to IAS 1 ‘Disclosure of Accounting Policies’;
–	Amendment to IAS 8 ‘Definition of Accounting Estimates’;
–	Amendment to IAS 12 ‘Deferred Tax related to Assets and Liabilities arising from a Single Transaction’; and
–	Amendment to IAS 12 ‘International Tax Reform - Pillar Two Model Rules’.

The amendments to IAS 1, IAS 8 and IAS 12 do not have a material impact on the Group’s financial reporting on adoption. The impact of the adoption of IFRS 17 and of the IAS 12 Pillar Two Model Rules is addressed below.

IFRS 17 ‘Insurance Contracts’

IFRS 17 ‘Insurance Contracts’ was adopted by the Group on 1 April 2023. The Standard sets out revised principles for the recognition, measurement, presentation, and disclosure of obligations relating to insurance contracts issued by preparers in order to provide a single accounting model for all types of insurance.

The Group issues certain short and long-term contracts, primarily being (i) the reinsurance of handset and other device insurance issued by a fronting insurer to the Group’s customers; and (ii) the reinsurance of a third-party annuity policy issued to the Vodafone and Cable & Wireless (‘CWW’) sections of the Vodafone UK Group Pension Scheme (refer to note 25 ‘Post employment benefits’). The adoption of IFRS 17 did not have a material impact on prior period equity.

The adoption of IFRS 17 results in separate insurance and reinsurance liability line items being presented within the Trade and other payables disclosure note to the consolidated financial statements, with corresponding reductions in the Trade payables and Other payables line items (see note 15 ‘Trade and other payables’). The reclassification as at 31 March 2023 amounts to €257 million and €63 million within the Non-current and Current Trade and other payables notes, respectively. The Non-current and Current Insurance and reinsurance liability amounts included within Trade and other payables at 31 March 2024 are €254 million and €48 million, respectively. The adoption has not resulted in any material adjustments to any other balances or primary statements including equity or to the consolidated income statement.

Notes to the consolidated financial statements (continued)

1. Basis of preparation (continued)

Amendments to IAS 12 ‘International Tax Reform - Pillar Two Model Rules’

On 23 May 2023, the IASB issued amendments to IAS 12 ‘Income Taxes’ to provide a mandatory temporary exception to the accounting for deferred taxes arising in relation to International Tax Reform (the ‘Pillar Two’ rules) and to require additional disclosures regarding the impact of the Pillar Two regulations. The amendments to IAS 12 have been adopted by the Group for the purposes of reporting at 31 March 2024, with additional disclosure also required in the year commencing 1 April 2024.

The Group has applied the mandatory temporary exception and therefore has not recognised or disclosed deferred tax assets or liabilities relating to Pillar Two regulations within the consolidated financial statements for the year ended 31 March 2024. The introduction of Pillar Two regulations is not expected to result in any material future impact on the Group’s current tax expense.

See note 6 ‘Taxation’ for further details.

New accounting pronouncements to be adopted on or after 1 April 2024

The following amendments have been issued by the IASB and are effective for annual periods beginning on or after 1 January 2024. These amendments have been endorsed by the UK Endorsement Board.

–Amendments to IAS 1 ‘Classification of Liabilities as Current or Non-current’ and ‘Non-current Liabilities with Covenants’;

–Amendments to IFRS 16 ‘Lease Liability in a Sale and Leaseback’; and

–Amendments to IAS 7 and IFRS 7 ‘Supplier Finance Arrangements’.

The impact of adopting the above two amendments to IAS 1 ‘Presentation of Financial Statements’ is discussed below. No impact is expected from the adoption of the amendments to IFRS 16. The Group will provide additional disclosures in future Annual Reports in respect of supplier arrangements as a result of the option of the amendments to IAS 7 and IFRS 7.

Amendments to IAS 1 ‘Presentation of Financial Statements’

The Group classifies balances relating to certain bonds as current liabilities if it is the Group’s intention to exercise options to redeem them within 12 months of the reporting date. Following the adoption of the IAS 1 amendments on 1 April 2024, bonds that are repayable in more than 12 months will be classified as Non-current liabilities regardless of any intention to redeem the bonds early. The impact of adopting the amendments on the consolidated statement of financial position at 31 March 2024 is a €931 million (31 March 2023: €2,013 million; 1 April 2022: €nil) reduction to the value of bonds presented within Current borrowings which will be re-presented as bonds within Non-current borrowings.

The Group’s financial reporting will be presented in accordance with these standards from 1 April 2024 as applicable.

New accounting pronouncements to be adopted on or after 1 April 2025

The following new standards and amendments have been issued by the IASB but have not yet been endorsed by the UK Endorsement Board.

–	IFRS 18 ‘Presentation and Disclosure in Financial Statements’; and
–	Amendments to IAS 21‘Lack of Exchangeability’.

IFRS 18 is effective for annual periods beginning on or after 1 January 2027 whilst the amendments to IAS 21 is effective for annual periods beginning on or after 1 January 2025.

The Group is assessing the impact of these new standards and amendments and the Group’s financial reporting will be presented in accordance with these standards from 1 April 2025 or subsequently as applicable.

Notes to the consolidated financial statements (continued)

2. Revenue disaggregation and segmental analysis

The Group’s businesses are managed on a geographical basis. Selected financial data is presented on this basis below.

Accounting policies

Revenue

When the Group enters into an agreement with a customer, goods and services deliverable under the contract are identified as separate performance obligations (‘obligations’) to the extent that the customer can benefit from the goods or services on their own and that the separate goods and services are considered distinct from other goods and services in the agreement. Where individual goods and services do not meet the criteria to be identified as separate obligations they are aggregated with other goods and/or services in the agreement until a separate obligation is identified. The obligations identified will depend on the nature of individual customer contracts, but might typically be separately identified for mobile handsets, other equipment such as set-top boxes and routers provided to customers and services provided to customers such as mobile and fixed line communication services. The Group’s digital services and Internet of Things (‘IoT’) customer offers typically include separate obligations for communications services, as well as equipment and software or software as a service (‘SaaS’). Where goods and services have a functional dependency (for example, a fixed line router can only be used with the Group’s services) this does not, in isolation, prevent those goods or services from being assessed as separate obligations. Activities relating to connecting customers to the Group’s network for the future provision of services are not considered to meet the criteria to be recognised as obligations except to the extent that the control of related equipment passes to customers.

The Group determines the transaction price to which it expects to be entitled in return for providing the promised obligations to the customer based on the committed contractual amounts, net of sales taxes and discounts. Where indirect channel dealers, such as retailers, acquire customer contracts on behalf of the Group and receive commission, any commissions that the dealer is compelled to use to fund discounts or other incentives to the customer are treated as payments to the customer when determining the transaction price and consequently are not included in contract acquisition costs.

The transaction price is allocated between the identified obligations according to the relative standalone selling prices of the obligations. The standalone selling price of each obligation deliverable in the contract is determined according to the prices that the Group would achieve by selling the same goods and/or services included in the obligation to a similar customer on a standalone basis; where standalone selling prices are not directly observable, estimation techniques are used maximising the use of external inputs. See ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 for details. Revenue is recognised when the respective obligations in the contract are delivered to the customer and cash collection is considered probable. Revenue for the provision of services, such as mobile airtime, fixed line broadband, other communications services and SaaS, is recognised when the Group provides the related service during the agreed service period.

Revenue for device sales to end customers is generally recognised when the device is delivered to the end customer. For device sales made to intermediaries such as indirect channel dealers, revenue is recognised if control of the device has transferred to the intermediary and the intermediary has no right to return the device to receive a refund; otherwise revenue recognition is deferred until sale of the device to an end customer by the intermediary or the expiry of any right of return.

Where refunds are issued to customers they are deducted from revenue in the relevant service period.

When the Group has control of goods or services prior to delivery to a customer, then the Group is the principal in the sale to the customer. As a principal, receipts from, and payments to, suppliers are reported on a gross basis in revenue and operating costs. If another party has control of goods or services prior to transfer to a customer, then the Group is acting as an agent for the other party and revenue in respect of the relevant obligations is recognised net of any related payments to the supplier and recognised revenue represents the margin earned by the Group. See ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 for details.

Customers typically pay in advance for prepay mobile services and monthly for other communication services. Customers typically pay for handsets and other equipment either up-front at the time of sale or over the term of the related service agreement.

Notes to the consolidated financial statements (continued)

2. Revenue disaggregation and segmental analysis (continued)

When revenue recognised in respect of a customer contract exceeds amounts received or receivable from a customer at that time a contract asset is recognised; contract assets will typically be recognised for handsets or other equipment provided to customers where payment is recovered by the Group via future service fees. Once the amount receivable becomes conditional only on the passage of time, the contract asset becomes a trade receivable (see note 14 ‘Trade and other receivables’). If amounts received or receivable from a customer exceed revenue recognised for a contract, for example if the Group receives an advance payment from a customer, a contract liability is recognised.

When contract assets or liabilities are recognised, a financing component may exist in the contract; this is typically the case when a handset or other equipment is provided to a customer up-front but payment is received over the term of the related service agreement, in which case the customer is deemed to have received financing. If a significant financing component is provided to the customer, the transaction price is reduced and interest revenue is recognised over the customer’s payment period using an interest rate reflecting the relevant central bank rates and customer credit risk.

Contract-related costs

When costs directly relating to a specific contract are incurred prior to recognising revenue for a related obligation, and those costs enhance the ability of the Group to deliver an obligation and are expected to be recovered, then those costs are recognised in the consolidated statement of financial position as fulfilment costs and are recognised as expenses in line with the recognition of revenue when the related obligation is delivered.

The direct and incremental costs of acquiring a contract including, for example, certain commissions payable to staff or agents for acquiring customers on behalf of the Group, are recognised as contract acquisition cost assets in the consolidated statement of financial position when the related payment obligation is recorded. Costs are recognised as an expense in line with the recognition of the related revenue that is expected to be earned by the Group; typically this is over the customer contract period as new commissions are payable on contract renewal. Certain amounts payable to agents are deducted from revenue recognised (see above).

Segmental analysis

The Group’s operating segments are established on the basis of those components of the Group that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Group has determined the chief operating decision maker to be its Chief Executive. The Group has a single group of similar services and products, being the supply of communications services and related products.

On 1 April 2023, the Group revised its segments by moving Vodafone Egypt from the Other Markets segment to the Vodacom segment, following the transfer of Vodafone Egypt to the Vodacom group in December 2022. Consequently, the Vodacom segment has been re-named to ‘Africa’ and the Other Markets segment has been re-named to ‘Turkey’ because this segment comprised only Vodafone Turkey during the year ended 31 March 2024.

In October 2023 and March 2024, the Group announced the planned disposals of Vodafone Spain and Vodafone Italy, respectively. Consequently, Vodafone Spain and Vodafone Italy have been classified as discontinued operations and are therefore no longer reporting segments of the Group.

On 31 May 2024, the Group announced it had completed the sale of Vodafone Spain. See note 33 ‘Subsequent events’.

Revenue is attributed to a country based on the location of the Group company reporting the revenue. Transactions between operating segments are charged at arm’s-length prices.

Notes to the consolidated financial statements (continued)

2. Revenue disaggregation and segmental analysis (continued)

The operating segments for Germany, UK and Africa are individually material for the Group and are each reporting segments for which certain financial information is provided. In addition, the Vantage Towers operating segment was a separately listed part of the Group until its disposal into a joint venture on 22 March 2023 (see note 27 ‘Acquisitions and disposals’) and is presented as a reporting segment until the date of its disposal as it is considered to provide useful information to users of the financial statements. The aggregation of smaller operating segments into the Other Europe and Turkey reporting segments reflects, in the opinion of management, the similar local market economic characteristics and regulatory environments for each of those operating segments as well as the similar products and services sold and comparable classes of customers. In the case of the Other Europe region (comprising Albania, Czech Republic, Greece, Hungary (until its disposal on 31 January 2023), Ireland, Portugal and Romania), this largely reflects membership or a close association with the European Union, whilst the Turkey segment (comprising Turkey and Ghana until its disposal on 21 February 2023) sits outside the European Union and has different economic and regulatory environment characteristics. Common Functions is a separate reporting segment and comprises activities which are undertaken primarily in central Group entities that do not meet the criteria for aggregation with other reporting segments.

A reconciliation of adjusted EBITDAaL, the Group’s measure of segment profit, to the Group’s profit or loss before taxation for the financial year is shown below.

		Re-presented[1]	Re-presented[1]
	2024	2023	2022
	€m	€m	€m
Adjusted EBITDAaL	11,019	12,424	12,693
Restructuring costs	(703)	(538)	(213)
Interest on lease liabilities	440	355	320
Loss on disposal of property, plant and equipment and intangible assets	(34)	(41)	(37)
Depreciation and amortisation on owned assets	(7,397)	(7,520)	(7,656)
Share of results of equity accounted associates and joint ventures	(96)	433	389
Impairment reversal/(loss)[2]	64	(64)	–
Other income	372	9,402	244
Operating profit	3,665	14,451	5,740
Investment income	581	232	251
Finance costs	(2,626)	(1,609)	(1,842)
Profit before taxation	1,620	13,074	4,149

Notes:

1	The results for the years ended 31 March 2023 and 31 March 2022 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 ‘Discontinued operations and assets held for sale’ for more information.
2	The impairment reversal/(loss) for the years ended 31 March 2024 and 31 March 2023 relates to Indus Towers. See overleaf and note 4 ‘Impairment losses’.

Revenue disaggregation and segmental income statement analysis

Revenue reported for the year includes revenue from contracts with customers, comprising service and equipment revenue, as well as other revenue items including revenue from leases and interest revenue arising from transactions with a significant financing component.

Notes to the consolidated financial statements (continued)

2. Revenue disaggregation and segmental analysis (continued)

The tables below present Revenue and Adjusted EBITDAaL for the year ended 31 March 2024 and for the comparative years ended 31 March 2023 and 31 March 2022.

			Revenue from			Total
	Service	Equipment	contracts with	Other	Interest	segment	Adjusted
31 March 2024	revenue €m	revenue €m	customers €m	revenue[1] €m	revenue €m	revenue €m	EBITDAaL €m
Germany	11,453	1,132	12,585	357	15	12,957	5,017
UK	5,631	1,111	6,742	54	41	6,837	1,408
Other Europe	4,722	665	5,387	102	15	5,504	1,516
Africa	5,951	1,030	6,981	409	30	7,420	2,539
Turkey	1,746	609	2,355	7	–	2,362	510
Common Functions[2]	559	49	608	1,256	–	1,864	29
Eliminations	(150)	(1)	(151)	(76)	–	(227)	–
Group	29,912	4,595	34,507	2,109	101	36,717	11,019

			Revenue from			Total
	Service	Equipment	contracts with	Other	Interest	segment	Adjusted
31 March 2023 Re-presented[3]	revenue €m	revenue €m	customers €m	revenue[1] €m	revenue €m	revenue €m	EBITDAaL €m
Germany	11,433	1,313	12,746	350	17	13,113	5,323
UK	5,358	1,375	6,733	58	33	6,824	1,350
Other Europe[4]	5,005	602	5,607	117	20	5,744	1,632
Africa[5]	6,556	1,089	7,645	403	28	8,076	2,880
Turkey[6]	1,593	475	2,068	4	–	2,072	424
Vantage Towers	–	–	–	1,338	–	1,338	795
Common Functions[2]	530	47	577	1,191	–	1,768	20
Eliminations	(157)	(1)	(158)	(1,105)	–	(1,263)	–
Group	30,318	4,900	35,218	2,356	98	37,672	12,424

			Revenue from			Total
	Service	Equipment	contracts with	Other	Interest	segment	Adjusted
31 March 2022 Re-presented[3]	revenue €m	revenue €m	customers €m	revenue[1] €m	revenue €m	revenue €m	EBITDAaL €m
Germany	11,616	1,126	12,742	365	21	13,128	5,669
UK	5,154	1,333	6,487	69	33	6,589	1,395
Other Europe[4]	5,001	528	5,529	105	19	5,653	1,606
Africa[5]	6,386	1,013	7,399	384	24	7,807	2,929
Turkey[6]	1,669	341	2,010	6	–	2,016	531
Vantage Towers	–	–	–	1,252	–	1,252	619
Common Functions[2]	522	53	575	1,190	1	1,766	(56)
Eliminations	(141)	(1)	(142)	(1,059)	–	(1,201)	–
Group	30,207	4,393	34,600	2,312	98	37,010	12,693

Notes:

1	Other revenue includes lease revenue recognised under IFRS 16 ‘Leases’ (see note 20 ‘Leases’).
2	Comprises central teams and business functions.
3

The results for the years ended 31 March 2023 and 31 March 2022 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations and are therefore excluded. See note 7 ‘Discontinued operations and assets held for sale’ for more information.

4	The comparative years also include the results of Vodafone Hungary which, as previously reported, was sold in January 2023.
5

From 1 April 2023, the Group revised its segmental reporting by moving Vodafone Egypt to the Africa segment. The comparatives have been re-presented on the new basis of segmental reporting. There is no impact on previously reported Group metrics.

6

The Turkey segment comprises only Vodafone Turkey in the year ended 31 March 2024. The comparative years also include the results of Vodafone Ghana which, as previously reported, was sold in February 2023.

Notes to the consolidated financial statements (continued)

2. Revenue disaggregation and segmental analysis (continued)

The total future revenue from the remaining term of Group’s contracts with customers for performance obligations not yet delivered to those customers at 31 March 2024 is €16,577 million (re-presented7 2023: €16,354 million; 2022: €17,902 million); of which €10,488 million (re-presented7 2023: €10,324 million; 2022: €11,353 million) is expected to be recognised within the next year and the majority of the remaining amount in the following 12 months.

Notes:

7

The results for the years ended 31 March 2023 and 31 March 2022 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations, decreasing the previously disclosed amount of total future revenue by €2,167 million and €2,111 million respectively as well as future revenue expected to be recognised within the next year by €1,617 million and €1,560 million respectively. See note 7 ‘Discontinued operations and assets held for sale’ for more information.

Notes to the consolidated financial statements (continued)

2. Revenue disaggregation and segmental analysis (continued)

Segmental assets

The tables below present the segmental assets for the year ended 31 March 2024 and for the comparative years ended 31 March 2023 and 31 March 2022.

				Other	Depreciation
	Non-current	Capital	Right-of-use	additions to	and	Impairment
31 March 2024	assets[1] €m	additions[2] €m	asset additions €m	intangible assets[3] €m	amortisation €m	reversal[6] €m
Germany	42,931	2,565	1,045	–	4,543	–
UK	6,863	878	957	–	1,733	–
Other Europe	7,564	862	442	–	1,447	–
Africa	6,377	1,005	296	163	1,184	–
Turkey	1,644	320	160	120	537	(64)
Common Functions	1,972	782	203	–	970	–
Group	67,351	6,412	3,103	283	10,414	(64)

				Other	Depreciation
	Non-current	Capital	Right-of-use	additions to	and
31 March 2023 Re-presented[4]	assets[1] €m	additions[2] €m	asset additions €m	intangible assets[3] €m	amortisation €m	Impairment loss €m
Germany	43,878	2,701	2,145	2	4,154	–
Italy	10,235	833	916	5	–	–
UK	6,629	892	1,639	–	1,562	–
Spain	6,331	565	742	8	–	–
Other Europe	7,815	927	1,104	151	1,363	–
Africa[5]	6,796	1,122	246	264	1,311	–
Turkey[6]	1,502	235	150	9	546	64
Vantage Towers	–	551	318	–	326	–
Common Functions	2,013	839	127	–	993	–
Group	85,199	8,665	7,387	439	10,255	64

					Depreciation
	Non-current	Capital	Right-of-use	Other additions to	and
31 March 2022 Re-presented[4]	assets[1] €m	additions[2] €m	asset additions €m	intangible assets[3] €m	amortisation €m	Impairment loss €m
Germany	43,190	2,670	795	–	3,981	–
Italy	10,519	840	670	255	–	–
UK	6,226	832	580	229	1,905	–
Spain	6,433	676	422	291	–	–
Other Europe	8,548	1,009	502	126	1,511	–
Africa[5]	7,991	1,136	216	–	1,219	–
Turkey[6]	859	247	200	–	299	–
Vantage Towers	8,179	366	320	–	523	–
Common Functions	2,103	844	123	–	979	–
Group	94,048	8,620	3,828	901	10,417	–

Notes:

1	Comprises goodwill, other intangible assets and property, plant and equipment.
2

Includes additions to: (i) property, plant and equipment (excluding right-of-use assets) and (ii) computer software, development costs and in relation to identifiable wavelengths, reported within Intangible assets.

3	Includes additions to licences and spectrum and customer base acquisitions.
4

The results for the years ended 31 March 2023 and 31 March 2022 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 ‘Discontinued operations and assets held for sale’ for more information.

5

From 1 April 2023, the Group revised its segmental reporting by moving Vodafone Egypt to the Africa segment. The comparatives have been re-presented on the new basis of segmental reporting. There is no impact on previously reported Group metrics.

6

The Turkey segment comprises only Vodafone Turkey in the year ended 31 March 2024. In the comparative years, the segment was named Other markets and also included the results of Vodafone Ghana which, as previously reported, was sold in February 2023 and an impairment charge in respect of the Group’s carrying value of Indus Towers Limited during the year ended 31 March 2023 and reversed during the year ended 31 March 2024. See note 4 ‘Impairment losses’ for more information.

Notes to the consolidated financial statements (continued)

3. Operating profit

Detailed below are the key amounts recognised in arriving at our operating profit

		Re-presented[1]	Re-presented[1]
	2024	2023	2022
	€m	€m	€m
Amortisation of intangible assets (Note 10)	3,515	3,380	3,425
Depreciation of property, plant and equipment (Note 11):
Owned assets	3,882	4,142	4,274
Leased assets	3,017	2,733	2,718
Impairment (reversal)/loss (Note 4)	(64)	64	–
Staff costs (Note 24)	5,498	5,192	4,620
Amounts related to inventory included in cost of sales	4,659	5,035	4,580
Own costs capitalised attributable to the construction or acquisition of property, plant and equipment	(1,188)	(1,099)	(944)
Gain on the revaluation of net monetary assets resulting from IAS 29 application[2] (Note 1)	(360)	(198)	–
Loss on disposal of Vodafone Hungary[2] (Note 27)	–	69	–
Gain on disposal of Vodafone Ghana[2] (Note 27)	–	(689)	–
Gain on disposal of Vantage Towers[2] (Note 27)	–	(8,729)	–
Gain on disposal of Indus Towers Limited[2]	–	–	81
Pledge arrangements in respect of Indus Towers Limited (Note 29)	–	–	(15)

Notes:

1

The results for the years ended 31 March 2023 and 31 March 2022 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 ‘Discontinued operations and assets held for sale’ for more information.

2	Included in Other income in the consolidated income statement.

The total remuneration of the Group’s auditor, Ernst & Young LLP and other member firms of Ernst & Young Global Limited, for services provided to the Group during the year ended 31 March is analysed below.

		Re-presented[1]
	2024	2023	2022
	€m	€m	€m
Parent company	7	6	4
Subsidiaries	19	22	19
Audit fees[2]	26	28	23

Audit-related[3]	10	3	2
Non-audit fees	10	3	2

Total fees	36	31	25

Notes:

1	Audit fees of the parent company for the year ended 31 March 2023 have increased by €1 million compared to the amount previously reported. This is to include fees agreed during the year ended 31 March 2024 relating to the year ended 31 March 2023.
2	Includes fees in connection with the interim review, preliminary announcement and controls audit required under Section 404 of the Sarbanes Oxley Act. In total this amounted to €1 million in each of the years presented.
3	Fees for special purpose audits and statutory and regulatory filings during the year. Fees for the year ended 31 March 2024 are higher than fees for the comparative years, primarily due to Reporting Accountant and audit services required in connection with the proposed merger of Vodafone UK and Three UK and the disposal of Vodafone Spain.

Notes to the consolidated financial statements (continued)

4. Impairment losses

Impairment occurs when the carrying value of assets is greater than the present value of the net cash flows they are expected to generate. We review the carrying value of assets for each country in which we operate at least annually. For further details of our impairment review process see ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation’ to the consolidated financial statements.

Accounting policies

Goodwill

Goodwill is not subject to amortisation but is tested for impairment annually or whenever there is an indication that the asset may be impaired.

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. The determination of the Group’s cash-generating units is primarily based on the geographic area where the Group supplies communications services and products. If cash flows from assets within one jurisdiction are largely independent of the cash flows from other assets in that same jurisdiction and management monitors performance separately, multiple cash-generating units are identified within that geographic area.

If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognised for goodwill are not reversible in subsequent periods.

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Management prepares formal five year plans for the Group’s cash-generating units, which are the basis for the value in use calculations.

Property, plant and equipment, finite lived intangible assets and equity accounted investments

At each reporting period date, the Group reviews the carrying amounts of its property, plant and equipment, finite lived intangible assets and equity- accounted investments to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount and an impairment loss is recognised immediately in the Consolidated income statement.

Notes to the consolidated financial statements (continued)

4. Impairment losses (continued)

Where there has been a change in the estimates used to determine recoverable amount and an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years and an impairment loss reversal is recognised immediately in the consolidated income statement.

Impairment review

Following our annual impairment review, no impairments were recognised for any cash-generating units within the Group’s continuing operations in the current year. Refer to note 7 for cash-generating units recognised as 'Discontinued operations and assets held for sale' in the current year.

The Group recognised a reversal of the prior year impairment of €64 million in the consolidated income statement within operating profit relating to our investment in Indus Towers. Further detail on events that led to the recognition of this reversal is included on page 155.

Goodwill

The remaining carrying value of goodwill at 31 March was as follows:

	2024	2023
	€m	€m
Germany	20,335	20,335
Italy	–	2,481
Other	4,621	4,799
	24,956	27,615

Notes to the consolidated financial statements (continued)

4. Impairment losses (continued)

Key assumptions used in the value in use calculations

The key assumptions used in determining the value in use are:

Assumption	How determined
Projected adjusted EBITDAaL	Projected adjusted EBITDAaL has been based on past experience adjusted for the following:

– In Europe, mobile revenue is expected to benefit from increased usage as customers transition to higher data bundles, and new consumer and business products and services are introduced. Fixed revenue is forecast to grow as penetration is increased and more products and services are sold to customers;

– Outside of Europe, revenue is expected to continue to grow as the penetration of faster data-enabled devices rises along with higher data bundle attachment rates, and new products and services are introduced; and

– Margins are expected to be impacted by negative factors such as the cost of acquiring and retaining customers in increasingly competitive markets and by positive factors such as the efficiencies expected from the implementation of Group initiatives.

Projected capital expenditure

The cash flow forecasts for capital expenditure are based on past experience and include the ongoing capital expenditure required to maintain our networks, provide products and services in line with customer expectations, including of higher data volumes and speeds, and to meet the population coverage requirements of certain of the Group’s licences. In Europe, capital expenditure is required to roll out capacity-building next generation 5G and gigabit networks. Outside of Europe, capital expenditure will be required for the continued rollout of current and next generation mobile networks in emerging markets. Capital expenditure includes cash outflows for the purchase of owned property, plant and equipment and computer software.

Projected licence and spectrum payments

To enable the continued provision of products and services, the cash flow forecasts for licence and spectrum payments for each relevant cash-generating unit include amounts for expected renewals and newly available spectrum. Beyond the five year forecast period, a long-run cost of spectrum is assumed.

Long-term growth rate	For the purposes of the Group’s value in use calculations, a long‑term growth rate into perpetuity is applied immediately at the end of the five year forecast period and is based on the lower of:
– the nominal GDP growth rate forecasts for the country of operation; and
– the long-term compound annual growth rate in adjusted EBITDAaL as estimated by management.

Long-term compound annual growth rates determined by management may be lower than forecast nominal GDP growth rates due to the following market-specific factors: competitive intensity levels, maturity of business, regulatory environment or sector-specific inflation expectations.

Pre-tax discount rate

The pre-tax discount rate for each cash-generating unit is derived such that when applied to pre-tax cash flows it gives the same result as when the observable post-tax weighted average cost of capital is applied to post-tax cash flows.

The assumptions used to develop discount rates for each cash-generating unit are benchmarked to externally available data.
– The risk free rate is derived from an average yield of a ten year bond issued by the government in each cash-generating unit’s respective country of operations;

– The forward-looking equity market risk premium (an investor’s required rate of return over and above a risk free rate) is based on studies by independent economists, the long-term average equity market risk premium and the market risk premiums typically used by valuation practitioners;

– The asset beta reflecting the systematic risk of the telecommunications segment relative to the market as a whole is determined from betas observed for comparable listed telecommunications companies; and

– The region-specific leverage ratios are estimated from ratios observed for comparable listed telecommunications companies.
Each cash-generating unit’s discount rate is determined in nominal terms in order to match their nominal estimates of future cash flows.
Higher risk free interest rates and lower asset betas have, respectively, increased and decreased the cash-generating unit discount rates in the current year.

Notes to the consolidated financial statements (continued)

4. Impairment losses (continued)

Year ended 31 March 2024

The Group performs its annual impairment test for goodwill and indefinite lived intangible assets at 31 March and when there is an indicator of impairment of an asset. At each reporting period date, judgement is exercised by management in determining whether any internal or external sources of information observed are indicative that the carrying amount of any of the Group’s cash generating units is not recoverable. Refer to note 7 for cash-generating units recognised as 'Discontinued operations and assets held for sale' in the current year.

Climate change

As a large owner of infrastructure and consumer of energy, the Group has exposure to climate change related risks such as energy cost increases, asset damage and service disruption. The long range plans used in the Group’s impairment testing include forecast energy costs and other costs that are embedded in the planning process to deliver the Group’s zero carbon targets. The long range plans also include capital expenditure in relation to the Group’s use of durable and energy efficient infrastructure and the costs of the Group’s extensive and ongoing network maintenance programme. Climate change has not had a material impact on the outcome of the Group’s impairment testing.

Indus Towers Limited

Management determines the recoverable amount of the Group’s investment in Indus Towers on a fair value less costs to sell basis. Indus Towers’ share price is observable in a quoted market and is considered a level 1 input under the IFRS 13 fair value hierarchy. The share price of INR 291.15 per share implied a recoverable amount of INR 165 billion (€1.8 billion), which exceeds the carrying value of the Group’s investment at the same date. The increase in recoverable amount supports the reversal of the prior year impairment of €64 million.

Value in use assumptions

The table below shows key assumptions used in the value in use calculation for Germany as its carrying amount of goodwill is significant in comparison with the Group’s total carrying amount of goodwill:

Assumptions used in value in use calculations
Germany
%
Pre-tax discount rate	8.3
Long-term growth rate	1.0
Projected adjusted EBITDAaL CAGR[1]	2.4
Projected capital expenditure[2]	17.4-19.9

Sensitivity analysis

The estimated recoverable amounts of the Group’s operations in Germany and the UK exceed their carrying values by €2.3 billion and €1.6 billion respectively. If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised for the year ended 31 March 2024.

	Change required for carrying value to equal recoverable amount
	Germany	UK
	pps	pps
Pre-tax discount rate	0.5	2.2
Long-term growth rate	(0.4)	(2.1)
Projected adjusted EBITDAaL CAGR[1]	(1.2)	(2.9)
Projected capital expenditure[2]	3.9	4.9

Notes:

1	Projected adjusted EBITDAaL CAGR is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.
2

Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

Notes to the consolidated financial statements (continued)

4. Impairment losses (continued)

Year ended 31 March 2023

The disclosures below for the year ended 31 March 2023 are as previously disclosed in the 31 March 2023 Annual Report.

The Group performs its annual impairment test for goodwill and indefinite lived intangible assets at 31 March and when there is an indicator of impairment of an asset. At each reporting period date judgement is exercised by management in determining whether any internal or external sources of information observed are indicative that the carrying amount of any of the Group’s cash generating units is not recoverable.

Climate change

As a large owner of infrastructure and consumer of energy, the Group has exposure to climate change related risks such as energy cost increases, asset damage and service disruption. The long range plans used in the Group’s impairment testing include forecast energy costs and other costs that are embedded in the planning process to deliver the Group’s zero carbon targets. The long range plans also include capital expenditure in relation to the Group’s use of durable and energy efficient infrastructure and the costs of the Group’s extensive and ongoing network maintenance programme. Climate change has not had a material impact on the outcome of the Group’s impairment testing.

Indus Towers Limited

The Group’s investment in Indus Towers was tested for impairment at 31 March 2023 following a decline in Indus Towers’ quoted share price in the current year. Management concluded that fair value less costs to sell is the appropriate basis to determine the recoverable amount of the Group’s investment. Indus Towers’ share price is observable in a quoted market and is considered a level 1 input under the IFRS 13 fair value hierarchy. The share price of INR 143.00 per share implied a recoverable amount of INR 81 billion (€0.9 billion) which was lower than the carrying value of the investment at the same date. An impairment charge of €64 million was recognised to reduce the carrying value of the Group’s investment to the recoverable amount in the Group’s consolidated statement of financial position.

Value in use assumptions

The table below shows key assumptions used in the value in use calculations, and separately presented cash-generating units for which the carrying amount of goodwill is significant in comparison with the Group’s total carrying amount of goodwill:

	Assumptions used in value in use calculations
	Germany	Italy
	%	%
Pre-tax discount rate	7.8	8.9
Long-term growth rate	0.6	1.5
Projected adjusted EBITDAaL CAGR[1]	1.8	1.0
Projected capital expenditure[2]	19.4-19.8	16.5-17.9

Sensitivity analysis

The estimated recoverable amounts of the Group’s operations in Germany, Italy, the UK, and Spain exceed their carrying values by €3.2 billion, €0.2 billion, €1.3 billion, and €0.4 billion respectively. If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised for the year ended 31 March 2023.

	Change required for carrying value to equal recoverable amount
	Germany	Italy	UK	Spain
	pps	pps	pps	pps
Pre-tax discount rate	0.6	0.2	1.6	0.5
Long-term growth rate	(0.6)	(0.2)	(1.9)	(0.6)
Projected adjusted EBITDAaL CAGR[1]	(1.8)	(0.5)	(4.1)	(1.5)
Projected capital expenditure[2]	5.5	0.9	4.2	2.2

Notes:

1	Projected adjusted EBITDAaL CAGR is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.
2

Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

Notes to the consolidated financial statements (continued)

4. Impairment losses (continued)

For the Group’s operations in Italy and Spain management has prepared the following sensitivity analysis for changes in pre-tax discount rate and projected adjusted EBITDAaL CAGR1 assumptions. The associated impact of the change in each key assumption does not consider any consequential impact on other assumptions used in the impairment review.

	Recoverable amount less carrying value
	Italy	Spain
	€bn	€bn
Base case as at 31 March 2023	0.2	0.4
Change in pre-tax discount rate
Decrease by 1pps	1.4	1.3
Increase by 1pps	(0.8)	(0.3)
Change in projected adjusted EBITDAaL CAGR[1]
Decrease by 5pps	(1.6)	(0.8)
Increase by 5pps	2.3	1.8

Note:

1	Projected adjusted EBITDAaL CAGR is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.

Year ended 31 March 2022

The disclosures below for the year ended 31 March 2022 are as previously disclosed in the 31 March 2022 Annual Report.

The Group performs its annual impairment test for goodwill and indefinite lived intangible assets at 31 March and when there is an indicator of impairment of an asset. At each reporting period date judgement is exercised by management in determining whether any internal or external sources of information observed are indicative that the carrying amount of any of the Group’s cash-generating units is not recoverable.

As a large owner of infrastructure and consumer of energy, the Group has exposure to climate change related risks such as energy cost increases, asset damage and service disruption. The long range plans used in the Group’s impairment testing include forecast energy costs and other costs that are embedded in the planning process to deliver the Group’s zero carbon targets. The long range plans also include capital expenditure in relation to the Group’s use of durable and energy efficient infrastructure and the costs of the Group’s extensive and ongoing network maintenance programme. Furthermore, the Group will continue to develop strong reactive initiatives to manage the unpredictable impacts of future climate-related risks. Climate change, therefore, has not had a material impact on the outcome of the Group’s impairment testing and the Group will continue to refine its approach to modelling climate-related risks and opportunities in the value in use calculations.

As the war in Ukraine continues, it is challenging to predict the full extent and duration of its impact on the economy and the Group’s businesses. However, to assess a potential impact of this on the Group’s impairment testing, management prepared scenario analysis based on adjustments to the long range plans for high level estimates of market risks impacted by the war. This analysis did not indicate a risk of impairment at 31 March 2022. Management will update the cash flows and assumptions used in the Group’s impairment testing at future reporting dates with latest best estimates.

No impairments were recognised for the Group’s cash-generating units during the year to 31 March 2022.

Value in use assumptions

The table below shows key assumptions used in the value in use calculations, and separately presented cash-generating units for which the carrying amount of goodwill is significant in comparison with the Group’s total carrying amount of goodwill:

	Assumptions used in value in use calculations
			Vantage Towers
	Germany	Italy	Germany	Other
	%	%	%	%
Pre-tax discount rate	7.4	9.3	6.1	6.2-22.5
Long-term growth rate	0.5	1.5	1.5	1.0-8.9
Projected adjusted EBITDAaL CAGR[1]	(0.1)	(0.2)	11.0	(5.4)-13.0
Projected capital expenditure[2]	19.6-21.8	15.0-16.3	32.0-62.1	10.0-51.4

Notes:

1	Projected adjusted EBITDAaL CAGR is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. For the purposes of this disclosure, Italy’s adjusted EBITDAaL for the year ended 31 March 2022 excludes the TIM settlement.
2	Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

Notes to the consolidated financial statements (continued)

4. Impairment losses (continued)

Sensitivity analysis

The estimated recoverable amounts of the Group’s operations in Germany, Italy, the UK and Spain exceed their carrying values by €7.3 billion, €0.4 billion, €1.3 billion and €0.1 billion respectively. However, if the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised for the year ended 31 March 2022.

	Change required for carrying value to equal recoverable amount
	Germany	Italy	UK	Spain
	pps	pps	pps	pps
Pre-tax discount rate	1.4	0.3	1.3	0.1
Long-term growth rate	(1.4)	(0.3)	(1.5)	(0.1)
Projected adjusted EBITDAaL CAGR[1]	(4.1)	(0.9)	(3.1)	(0.4)
Projected capital expenditure[2]	12.6	1.8	4.3	0.5

For the Group’s operations in Germany, Italy, the UK and Spain management has considered the following reasonably possible changes in pre-tax discount rate, long-term growth rate and projected adjusted EBITDAaL CAGR1 assumptions, leaving all other assumptions unchanged. The sensitivity analysis presented is prepared on the basis that the reasonably possible change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. The associated impact on the impairment assessment is presented in the table below.

Management has concluded that no reasonably possible or foreseeable change in projected capital expenditure2 would cause the difference between the carrying value and recoverable amount for any cash generating unit to be materially different to the base case disclosed below.

	Recoverable amount less carrying value
	Germany	Italy	UK	Spain
	€bn	€bn	€bn	€bn
Base case as at 31 March 2022	7.3	0.4	1.3	0.1
Change in pre-tax discount rate
Decrease by 1pps	14.9	1.7	2.8	1.0
Increase by 1pps	1.7	(0.7)	0.3	(0.6)
Change in long-term growth rate
Decrease by 1pps	1.6	(0.6)	0.4	(0.5)
Increase by 1pps	15.6	1.7	2.8	0.9
Change in projected adjusted EBITDAaL CAGR[1]
Decrease by 5pps	(1.4)	(1.6)	(0.7)	(1.1)
Increase by 5pps	17.9	2.8	3.8	1.5

Notes:

1

Projected adjusted EBITDAaL CAGR is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. For the purposes of this disclosure, Italy’s adjusted EBITDAaL for the year ended 31 March 2022 excludes the TIM settlement.

2

Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

Notes to the consolidated financial statements (continued)

5. Investment income and financing costs

Investment income comprises interest received from short-term investments and other receivables. Financing costs mainly arise from interest due on bonds and commercial paper issued, bank loans and the results of hedging transactions used to manage foreign exchange and interest rate movements.

		Re-presented[1]	Re-presented[1]
	2024	2023	2022
	€m	€m	€m
Investment income
Financial assets measured at amortised cost	327	196	246
Financial assets measured at fair value through profit and loss	254	36	5
	581	232	251
Financing costs
Financial liabilities measured at amortised cost
Bonds	1,596	1,711	1,546
Lease liabilities	440	355	320
Bank loans and other liabilities[2]	712	392	425
Interest on derivatives	(395)	(561)	(428)
Mark-to-market on derivatives	100	(423)	(341)
Financial assets measured at fair value through profit and loss	–	–	36
Foreign exchange	173	135	284
	2,626	1,609	1,842
Net financing costs	2,045	1,377	1,591

Notes:

1

The results for the years ended 31 March 2023 and 31 March 2022 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 ‘Discontinued operations and assets held for sale’ for more information.

2	Interest capitalised for the year ended 31 March 2024 was €nil (2023: €5 million, 2022: €17 million).

6. Taxation

This note explains how our Group tax charge arises. The deferred tax section of the note also provides information on our expected future tax charges and sets out the tax assets held across the Group together with our view on whether or not we expect to be able to make use of these in the future.

Accounting policies

Income tax expense represents the sum of current and deferred taxes.

Current tax payable or recoverable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because some items of income or expense are taxable or deductible in different years or may never be taxable or deductible. The Group’s liability for current tax is calculated using tax rates and laws that have been enacted or substantively enacted by the reporting period date.

The Group recognises provisions for uncertain tax positions when the Group has a present obligation as a result of a past event and management judge that it is probable that there will be a future outflow of economic benefits from the Group to settle the obligation. Uncertain tax positions are assessed and measured on an issue by issue basis within the jurisdictions that we operate either using management’s estimate of the most likely outcome where the issues are binary, or the expected value approach where the issues have a range of possible outcomes. The Group recognises interest on late paid taxes as part of financing costs, and, if applicable, classifies tax penalties as part of the income tax expense if the penalties are based on profits.

Deferred tax is the tax expected to be payable or recoverable in the future arising from temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. It is accounted for using the statement of financial position liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that temporary differences or taxable profits will be available against which deductible temporary differences can be utilised.

Notes to the consolidated financial statements (continued)

6. Taxation (continued)

Such assets and liabilities are not recognised if the temporary difference, or net temporary difference in a transaction that gives rise to both taxable and deductible temporary differences, arising from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Deferred tax liabilities are not recognised to the extent they arise from the initial recognition of non-tax deductible goodwill.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint arrangements, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting period date and adjusted to reflect changes in the Group’s assessment that sufficient taxable profits will be available to allow all of the recognised asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the periods when the liability is settled or the asset realised, based on tax rates that have been enacted or substantively enacted by the reporting period date.

Tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they either relate to income taxes levied by the same taxation authority on either the same taxable entity or on different taxable entities which intend to settle the current tax assets and liabilities on a net basis.

Tax is charged or credited to the income statement, except when it relates to items charged or credited to other comprehensive income or directly to equity, in which case the tax is recognised in other comprehensive income or in equity.

		Re-presented[1]	Re-presented[1]
Income tax expense	2024 €m	2023 €m	2022 €m
United Kingdom corporation tax expense:
Current year	70	4	22
Adjustments in respect of prior years	1	4	17
	71	8	39
Overseas current tax expense/(credit):
Current year	670	924	975
Adjustments in respect of prior years	25	(26)	78
	695	898	1,053
Total current tax expense	766	906	1,092
Deferred tax on origination and reversal of temporary differences:
United Kingdom deferred tax	(36)	(71)	(791)
Overseas deferred tax	(680)	(343)	1,260
Total deferred tax (credit)/expense	(716)	(414)	469
Total income tax expense	50	492	1,561

Note:

1

The results for the years ended 31 March 2023 and 31 March 2022 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 ‘Discontinued operations and assets held for sale’ for more information.

Tax (credited)/charged directly to other comprehensive income

		Re-presented[1]	Re-presented[1]
	2024	2023	2022
	€m	€m	€m
Current tax	2	3	–
Deferred tax	(579)	305	638
Total tax (credited)/charged directly to other comprehensive income	(577)	308	638

Tax charged directly to equity

		Re-presented[1]	Re-presented[1]
	2024	2023	2022
	€m	€m	€m
Deferred tax	4	7	–
Total tax charged directly to equity	4	7	–

Notes to the consolidated financial statements (continued)

6. Taxation (continued)

Factors affecting the tax expense for the year

The table below explains the differences between the expected tax expense, being the aggregate of the Group’s geographical split of profits multiplied by the relevant local tax rates and the Group’s total tax expense for each year.

		Re-presented[1]	Re-presented[1]
	2024	2023	2022
	€m	€m	€m
Continuing profit before tax as shown in the consolidated income statement	1,620	13,074	4,149

Profit at weighted average statutory tax rate	363	2,787	1,298
Impairment loss with no tax effect	–	18	–
Disposal of Group investments[2]	174	(1,718)	(8)
Effect of taxation of associates and joint ventures, reported within profit before tax	23	(125)	(111)
Deferred tax (credit)/charge following revaluation of investments in Luxembourg	–	(393)	1,455
Previously unrecognised temporary differences and losses we expect to use in the future[3]	(1,021)	(16)	(708)
Previously recognised temporary differences and losses we no longer expect to use in the future	–	–	74
Current year temporary differences (including losses) that we currently do not expect to use	84	81	28
Adjustments in respect of prior year tax liabilities	89	(29)	10
Impact of tax credits and irrecoverable taxes	147	80	73
Deferred tax on overseas earnings	1	(6)	2
Effect of current year changes in statutory tax rates on deferred tax balances[4]	(19)	35	(667)
Financing costs and similar not deductible/(taxable) for tax purposes	214	(27)	46
Revaluation of assets for tax purposes in Turkey and Italy[5]	(65)	(338)	(84)
Expenses not deductible for tax purposes	60	143	153
Income tax expense	50	492	1,561

Notes:

1

The results for the years ended 31 March 2023 and 31 March 2022 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 ‘Discontinued operations and assets held for sale’ for more information.

2

The amount for 2024 includes €110 million of tax relating to income of the continuing Group presented in Discontinued Operations, €37 million in relation to the disposal of M-Pesa Holding Company Limited and €30 million in relation to the Vantage Towers disposal. The amount for 2023 relates to the disposal of Vantage Towers into a joint venture and the tax exempt disposals of Vodafone Hungary and Vodafone Ghana. See note 27 ‘Acquisitions and disposals’.

3	The amount in 2024 includes €1,019 million of additional losses recognised in Luxembourg (see below).
4	The amount for 2022 includes the increase in future UK tax rate to 25%.
5	The amounts for 2024 and 2023 relate to inflation adjustments in Turkey. The amount for 2022 relates to step up of assets for tax purposes in Italy and Turkey.

Deferred tax

Analysis of movements in the net deferred tax asset balance during the year:

	2024	2023
	€m	€m
1 April	18,545	18,569
Adjustment relating to assets Held for Sale	(422)	–
Foreign exchange movements	(32)	(59)
Credited to the income statement[1]	716	425
Charged directly to OCI	579	(304)
Charged directly to equity	(4)	(6)
Indexation of the opening balance in respect of hyperinflation accounting in Turkey	96	(191)
Arising on acquisitions and disposals	–	111
31 March	19,478	18,545

Notes to the consolidated financial statements (continued)

6. Taxation (continued)

Deferred tax assets and liabilities, before offset of balances within countries, are as follows:

	Amount				Net
	credited/				recognised
	(expensed)	Gross	Gross	Less	deferred tax
	in income	deferred	deferred tax	amounts	asset/
	statement	tax asset	liability	unrecognised	(liability)
	€m	€m	€m	€m	€m
Tangible assets	(176)	2,656	(1,174)	10	1,492
Intangible assets	354	367	(1,177)	11	(799)
Tax losses	455	32,830	–	(14,051)	18,779
Treasury related items	19	594	(138)	(569)	(113)
Temporary differences relating to revenue recognition	(61)	2	(677)	–	(675)
Temporary differences relating to leases	(16)	1,576	(1,354)	–	222
Other temporary differences	141	892	(306)	(14)	572
31 March 2024[2]	716	38,917	(4,826)	(14,613)	19,478

Analysed in the balance sheet, after offset of balances within countries, as:

€m
Deferred tax asset	20,177
Deferred tax liability	(699)
31 March 2024[2]	19,478

At 31 March 2023, deferred tax assets and liabilities, before offset of balances within countries, were as follows:

	Amount				Net
	credited/				recognised
	(expensed)	Gross	Gross	Less	deferred tax
	in income	deferred	deferred tax	amounts	asset/
	statement	tax asset	liability	unrecognised	(liability)
	€m	€m	€m	€m	€m
Tangible assets	136	2,761	(1,426)	(47)	1,288
Intangible assets	324	630	(1,495)	15	(850)
Tax losses	(78)	28,035	–	(9,540)	18,495
Treasury related items	2	623	(717)	(588)	(682)
Temporary differences relating to revenue recognition	(40)	19	(705)	–	(686)
Temporary differences relating to leases	216	1,482	(1,054)	(30)	398
Other temporary differences	(135)	938	(296)	(60)	582
31 March 2023[2]	425	34,488	(5,693)	(10,250)	18,545

At 31 March 2023, analysed in the balance sheet, after offset of balances within countries, as:

€m
Deferred tax asset	19,316
Deferred tax liability	(771)
31 March 2023[2]	18,545

Notes:

1	€11 million in the year ended 31 March 2023 is in relation to discontinued operations
2	The Group does not discount deferred tax assets. This is in accordance with IAS 12.

Factors affecting the tax charge in future years

The Group’s future tax charge, and effective tax rate, could be affected by several factors including tax reform in countries around the world, including any arising from the OECD’s or European Commission’s work on the taxation of the digital economy and European Commission initiatives such as the Minimum Tax directive, Business in Europe: Framework for Income Taxation ‘BEFIT’ or as a consequence of state aid investigations, future corporate acquisitions and disposals, any restructuring of our businesses and the resolution of open tax issues (see below).

Notes to the consolidated financial statements (continued)

6. Taxation (continued)

The Group is routinely subject to audit by tax authorities in the territories in which it operates. The Group considers each issue on its merits and, where appropriate, holds provisions in respect of the potential tax liability that may arise. As at 31 March 2024, the Group holds provisions for such potential liabilities of €445 million (2023: €412 million). These provisions relate to multiple issues across the jurisdictions in which the Group operates.

As the tax impact of a transaction can be uncertain until a conclusion is reached with the relevant tax authority or through a legal process, the amount ultimately paid may differ materially from the amount accrued and could therefore affect the Group's overall profitability and cash flows in future periods. See note 29 ‘Contingent liabilities and legal proceedings’ to the consolidated financial statements.

The tables below present the gross amount and expiry dates of losses available for carry forward for the year ended 31 March 2024 and the comparative year ended 31 March 2023.

	Expiring	Expiring
	within	beyond
31 March 2024	5 years €m	6 years €m	Unlimited €m	Total €m
Losses for which a deferred tax asset is recognised	20	–	80,224	80,244
Losses for which no deferred tax is recognised	313	15,653	40,378	56,344
	333	15,653	120,602	136,588

	Expiring	Expiring
	within	beyond
31 March 2023	5 years €m	6 years €m	Unlimited €m	Total €m
Losses for which a deferred tax asset is recognised	15	59	78,967	79,041
Losses for which no deferred tax is recognised	306	15,649	18,321	34,276
	321	15,708	97,288	113,317

Deferred tax assets on losses in Luxembourg

Included in the table above are losses of €67,016 million (2023: €65,232 million) that have arisen in Luxembourg companies. A deferred tax asset of €16,714 million (2023: €16,269 million) has been recognised in respect of these losses, as we conclude it is probable that the Luxembourg entities will continue to generate taxable profits in the future against which we can utilise these losses. These tax losses principally arose from historical impairments, primarily following the acquisition of the Mannesmann Group in 2000. These losses also arose prior to the 2017 tax reform in Luxembourg and are available to carry forward indefinitely.

Losses incurred after the 2017 tax reform in Luxembourg, expire after 17 years and can only be used after any pre-existing losses on a first-in-first-out basis. The Luxembourg companies have €15,933 million (2023; €15,925 million) of post-2017 losses, which will fully expire in 16 years. No deferred tax asset is recognised for these post-2017 losses on the basis that they are not forecast to be used prior to the expiry of their 17 year life.

We also have €9,136 million (2023: €9,136 million) of Luxembourg losses in a former Cable & Wireless Worldwide Group company, for which no deferred tax asset has been recognised as it is uncertain whether these losses will be utilised.

In the year ended 31 March 2024, the Luxembourg companies recognised an additional €1,019 million deferred tax asset relating to losses arising pre-2017, as a result of favourable case law during the year. The Luxembourg companies utilised €2,393 million of their pre-2017 losses in the current year, representing €598 million of the deferred tax asset and 3.6% of the recognised deferred tax asset. The recognition of the €1,019 million additional deferred tax asset has a significant impact on reducing our total tax charge and effective tax rate for the year but is a deferred tax impact and has no immediate cash-tax impact.

Following restructuring in December 2022, which saw the Luxembourg companies dispose of their investments in the Group’s non-Luxembourg operating companies, the profits and losses in Luxembourg are no longer expected to be significantly impacted by changes in the value of the Luxembourg companies’ investments. The recovery of the deferred tax asset is expected to be driven by the recurring profits of the Luxembourg companies.

Notes to the consolidated financial statements (continued)

6. Taxation (continued)

These recurring profits are derived from the Group’s internal financing, centralised procurement, and international roaming activities. These activities have consistently generated taxable profits of over €1 billion per annum throughout their existence. The Group has reviewed the latest five-year forecasts for the Luxembourg companies, including their ability and the Group’s intention to continue to generate income beyond this period. The forecasts consider the impact of the current market conditions on the existing financing activities, including the current view of future interest rates, levels of intragroup financing, as well as the future profits generated from the procurement and roaming activities.

This assessment also included a review of the commercial structures supporting the profits generated from these activities and considered the factors, under the Group’s control, which could impact the ability of these activities to generate taxable profits. We have assessed that the current structure continues to be sustainable under the tax laws substantively enacted at the reporting period date and the Group’s intentions to keep these activities in Luxembourg remains unchanged.

Based on the current forecasts, €3,306 million (20%) (2023: €4,518 million) of the deferred tax asset is forecast to be used within the next 10 years, and €6,344 million (38%) (2023: €8,742 million) used within 20 years. The losses are projected to be fully utilised over the next 52 to 57 years (2023: 35 to 39 years).

The increase in the recovery period over the prior year is principally a result of lower forecast interest rates, driving margins down on existing financing activities, and lower internal financing income as the Group right-sizes its portfolio which includes the Group’s announcement of agreements to sell Vodafone Spain and Vodafone Italy (see note 7 ‘Discontinued operations and assets held for sale’). An increase or decrease in the forecast income in Luxembourg in each year of 5%-10% would change the period over which the losses will be fully utilised by 3 to 6 years either way. The Group uses different scenarios to forecast income to understand the impact that a change in interest rates or level of debt advanced by the Luxembourg companies could have on the recovery period of the losses.

The Group does not currently recognise deferred tax assets which are forecast to be used 60 years beyond the reporting period date.

Any future changes in tax law or the structure of the Group could have a significant effect on the use of the Luxembourg losses, including the period over which these losses can be utilised. On the basis that future changes in tax laws are unknown, the profit forecasts assume that existing tax laws continue.

Based on the above factors the Group concludes that it is probable that the Luxembourg companies will continue to generate taxable profits in the future against which it will use these losses.

Deferred tax assets in the UK

The Group has a recognised deferred tax asset in the UK totalling €2,485 million (2023: €1,809 million) which consists primarily of excess capital allowances, which can be claimed on a reducing balance basis. The net deferred tax asset has increased in 2024, primarily due to a €574 million reduction in an offsetting deferred tax liability in relation to mark-to-market movements on cash-flow hedging in Vodafone Group Plc. The UK tax group consists of the UK operating company along with Common Functions and Group Treasury. The Group has reviewed the latest forecasts for the UK business which incorporate the inherent risks of operating in the telecommunications business. In the period beyond the 5-year forecast we have reviewed the profits inherent in the terminal period and based on these and our expectations for the UK business we believe there should be sufficient taxable profits to utilise 90% of the deferred tax asset balance within 18 years, and 99% within 27 years.

The Group has losses amounting to €29,713 million (2023: €2,377 million) in respect of UK subsidiaries which are only available for offset against future capital gains and, due to the UK Substantial Shareholding Exemption rules, we do not believe it is probable we will utilise these losses such that no deferred tax asset has been recognised, as in the prior year.

The amount of capital losses grew significantly in 2024 as a result of the strike-off of a number of entities. The entities struck-off consisted of certain holding companies involved in historical M&A activities, such as Vodafone’s acquisition of the Mannesmann Group in 2000. The remaining losses relate to a number of other jurisdictions across the Group. There are also €2,941 million (2023: €2,443 million) of unrecognised temporary differences relating to treasury and other items.

Notes to the consolidated financial statements (continued)

6. Taxation (continued)

Deferred tax assets on losses in Germany

The Group has a recognised deferred tax assets of €2,029 million (2023: €2,021 million) in Germany in respect of losses arising primarily on the write down of investments in Germany in 2000. The losses relate to German corporate tax and trade tax liabilities and they do not expire. The Group concluded it is probable that the German business will generate sufficient taxable profits in the future against which we can utilise these losses. The Group has reviewed the latest five -year forecasts for the German business, and the inherent risks of operating in the telecommunications business. In the period beyond the 5-year forecast, the Group has also specifically taken into consideration the implications of the Growth Opportunities Act, substantively enacted in March 2024, which introduces new interest restriction rules applying to both corporate and trade tax, but also an increase in permitted loss utilisation against corporate tax. In combination, these two changes will increase taxable profits against accounting profits and increase loss utilisation. We expect to fully utilise the trade tax losses within 5-6 years, and corporate tax losses within 12-13 years.

Deferred tax assets in Italy

The Group has a deferred tax asset of €462 million (2023: €425 million), including €295 million (2023: €152 million) relating to tax losses in Italy, which is recognised as part of the held for sale assets and the value at the completion date will transfer with the business.

In assessing the recognition position for Italy, the Group has reviewed the latest forecasts for the Italian business which incorporate the unsystematic risks of operating in the telecommunications business. In the period beyond the 5-year forecast we have reviewed the profits inherent in the terminal period and based on these and our expectations for the Italian business we believe it is probable the Italian losses will be fully utilised.

Deferred tax assets in Spain

The Group recognises deferred tax assets in Spain up to the extent of deferred tax liabilities, with gross unrecognised losses of €5,504 million (2023: €5,130 million). The net €3 million deferred tax liability is recognised as part of the held for sale assets relating to Vodafone Spain and transferred out of the Group, along with the unrecognised tax losses, on completion of the sale of Vodafone Spain on 31 May 2024.

Impact of climate risks

The recovery of the Group’s deferred tax assets is dependent on its forecasts of future profitability and the climate related risks have been considered in the Group’s assessment of the recovery of those assets (see note 4 ‘Impairment losses’). The Group does not expect the climate related risks to have an impact on the ability of Luxembourg to continue to provide the internal financing, procurement, and roaming activities to other members of the Group.

Unremitted earnings

No deferred tax liability has been recognised in respect of a further €38,380 million (2023: €26,371 million) of unremitted earnings of subsidiaries because the Group is able to control the timing of the reversal of the temporary difference, and it is probable that such differences will not reverse in the foreseeable future. It is not practicable to estimate the amount of unrecognised deferred tax liabilities in respect of these unremitted earnings.

Notes to the consolidated financial statements (continued)

6. Taxation (continued)

Pillar Two - Global Minimum Tax

On 20 June 2023, the UK substantively enacted the Pillar Two global minimum tax model rules (the “Pillar Two” rules) of the OECD’s Inclusive Framework on Base Erosion and Profit Shifting (’BEPS’). The legislation took effect for financial years commencing on or after 1 January 2024, making it effective for the Vodafone Group from 1 April 2024. Under these rules, a top-up tax will arise where the effective tax rate of the Group’s operations in any individual jurisdiction, calculated using principles set out in the Pillar Two legislation, is below 15%. Any resulting tax would be payable by Vodafone Group Plc to the UK tax authority (HMRC) being the Group’s ultimate parent.

As a consequence of the Pillar Two rules, many national governments have enacted (or announced the imminent introduction of) domestic minimum tax rules that are closely aligned to the OECD’s Pillar Two model rules. Where such domestic minimum tax rules are in place, they should raise local tax obligations to the 15% minimum rate, thereby eliminating the top-up tax liability otherwise payable by Vodafone Group Plc under the UK’s Pillar Two rules. Vodafone monitors the implementation of such domestic minimum tax rules to ensure compliance with all filing obligations.

We have performed an assessment of the Group’s potential exposure to Pillar Two rules based on financial information for the years ended 31 March 2023 and 31 March 2024 and simulated the transitional Safe harbour tests set out by the OECD based on our Country-by-Country reporting data and our consolidated financial statements for 2021, 2022, 2023.

According to this assessment, Vodafone should meet one or more Safe harbour tests in the majority of the jurisdictions in which we operate. The Pillar Two effective tax rates in most of the jurisdictions in which the Group operates are above 15%. We estimate that the combined impact of countries implementing qualified domestic minimum top-up taxes and the income inclusion rule in the UK will result in an estimated €9-14 million additional tax per annum, which will not have a significant impact on the Group's Adjusted Effective Tax Rate (‘AETR’).

Notes to the consolidated financial statements (continued)

7. Discontinued operations and assets held for sale

The Group classifies certain of its assets that it expects to dispose as either discontinued operations or as held for sale.

The Group classifies non-current assets and assets and liabilities within disposal groups (‘assets’) as held for sale if the assets are available immediately for sale in their present condition, management is committed to a plan to sell the assets under usual terms, it is highly probable that their carrying amounts will be recovered principally through a sale transaction rather than through continuing use and the sale is expected to be completed within one year from the date of the initial classification.

Assets and liabilities classified as held for sale are presented separately as current items in the consolidated statement of financial position and are measured at the lower of their carrying amount and fair value less costs to sell. Property, plant and equipment and intangible assets are not depreciated or amortised once classified as held for sale. Similarly, equity accounting ceases for associates and joint ventures held for sale.

Where operations constitute a separately reportable segment (see note 2 ‘Revenue disaggregation and segmental analysis’) and have been disposed of, or are classified as held for sale, the Group classifies such operations as discontinued.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the Consolidated income statement. Discontinued operations are also excluded from segment reporting. All other notes to the Consolidated financial statements include amounts for continuing operations, unless indicated otherwise.

Transactions between the Group's continuing and discontinued operations are eliminated in full in the Consolidated income statement. To the extent that the Group considers that the commercial relationships with discontinued operations will continue post-disposal, transactions are reflected within continuing operations with an opposite charge or credit reflected within the results of discontinued operations resulting in a net nil impact on the Group’s Profit for the financial year for the years presented.

Discontinued operations

On 31 October 2023, the Group announced that it had entered into binding agreements with Zegona Communications plc (’Zegona’) in relation to the sale of 100% of Vodafone Holdings Europe, S.L.U. (‘Vodafone Spain’).

On 15 March 2024, the Group announced that it had entered into a binding agreement with Swisscom AG (‘Swisscom’) in relation to the sale of 100% of Vodafone Italia S.p.A. (’Vodafone Italy’). The expected completion of the disposal is in the first half of 2025.

Consequently, the results of Vodafone Spain and Vodafone Italy are reported as discontinued operations and the assets and liabilities of both are presented as held for sale in the consolidated statement of financial position.

On 31 May 2024, the Group announced it had completed the sale of Vodafone Spain. See note 33 ‘Subsequent events’.

A summary of the results of these discontinued operations is below.

	2024		2023		2022
	€m		€m		€m
(Loss)/profit for the financial year - Discontinued operations
Vodafone Spain	(5)		(340)		(352)
Vodafone Italy	(60)		93		537
Total	(65)		(247)		185

(Loss)/earnings per share - Discontinued operations
Basic	(0.24)	c	(0.89)	c	0.64	c
Diluted	(0.24)	c	(0.89)	c	0.63	c

Notes to the consolidated financial statements (continued)

7. Discontinued operations and assets held for sale (continued)

Segment analysis of discontinued operations

Vodafone Spain

The results of discontinued operations in Spain are detailed below.

	2024	2023	2022
	€m	€m	€m
Revenue	3,773	3,675	3,960
Cost of sales	(2,593)	(2,959)	(3,105)
Gross profit	1,180	716	855
Selling and distribution expenses	(259)	(314)	(328)
Administrative expenses	(435)	(575)	(772)
Net credit losses on financial assets	(120)	(35)	(115)
Other expense	–	(122)	–
Operating profit/(loss)	366	(330)	(360)
Investment income	29	16	2
Financing costs	(56)	(26)	(23)
Profit/(loss) before taxation	339	(340)	(381)
Income tax credit	1	–	29
Profit/(loss) after tax of discontinued operations	340	(340)	(352)

After tax loss on the re-measurement of disposal group	(345)	–	–

Loss for the financial year from discontinued operations	(5)	(340)	(352)

Total comprehensive expense for the financial year from discontinued operations
Attributable to owners of the parent	(5)	(340)	(352)

Notes to the consolidated financial statements (continued)

7. Discontinued operations and assets held for sale (continued)

On 31 May 2024, the Group announced it had completed the sale of Vodafone Holdings Europe, S.L.U. (‘Vodafone Spain’) to Zegona Communications plc (‘Zegona’) for €4.1 billion in cash (subject to closing accounts adjustments) and €0.9 billion in the form of Redeemable Preference Shares (‘RPS’). The RPS will be issued to Vodafone by a newly created entity, which will subscribe for new ordinary shares in Zegona for an amount, based on the issue price for Zegona's equity raise, that is equivalent to the amount of RPS being subscribed for by Vodafone. The RPS will be redeemed 6 years after completion, or earlier following a material liquidity event or exit for Zegona that releases funds to its shareholders. A proportion of the consideration is related to future services to be provided by the Group to Zegona. For the year ended 31 March 2024, the Group recorded a non-cash charge of €345 million (pre and post-tax), included in discontinued operations, as a result of the re-measurement of Vodafone Spain to its fair value less costs to sell. The charge mostly results from the non-recognition of €538 million (pre and post-tax) depreciation and amortisation of non-current assets from the date Vodafone Spain was classified as held for sale.

The fair value of the Group’s equity interest at 31 March 2024 was determined with reference to the consideration expected from the agreed sale to Zegona less adjustments for estimated completion adjustments, consideration for future services to be received by Zegona from the Group and the elimination of intercompany debt. This approach was considered to result in a level 2 valuation in accordance with IFRS 13 as certain estimated completion adjustments and the fair value of the non-cash consideration, are not observable.

Vodafone Italy

The results of discontinued operations in Italy are detailed below.

	2024	2023	2022
	€m	€m	€m
Revenue	4,579	4,722	4,944
Cost of sales	(3,438)	(3,532)	(3,521)
Gross profit	1,141	1,190	1,423
Selling and distribution expenses	(244)	(238)	(276)
Administrative expenses	(760)	(710)	(671)
Net credit losses on financial assets	(51)	(66)	(42)
Other expense	–	(1)	(1)
Operating profit	86	175	433
Investment income	–	–	1
Financing costs	(86)	(93)	(99)
Profit before taxation	–	82	335
Income tax credit	23	11	202
Profit after tax of discontinued operations	23	93	537

After tax loss on the re-measurement of disposal group	(83)	–	–

(Loss)/profit for the financial year from discontinued operations	(60)	93	537

Total comprehensive (expense)/income for the financial year from discontinued operations
Attributable to owners of the parent	(71)	80	537

The consideration for Vodafone Italy is comprised of €8 billion cash to be paid on completion. A proportion of the consideration is related to future services to be provided by the Group to Swisscom. For the year ended 31 March 2024, the Group recorded a non-cash charge of €83 million (pre and post-tax), included in discontinued operations, as a result of the re-measurement of Vodafone Italy to its fair value less costs to sell. The charge mostly results from the non-recognition of €93 million (€67 million net of tax) depreciation and amortisation of non-current assets from the date Vodafone Italy was classified as held for sale.

The fair value of the Group’s equity interest at 31 March 2024 was determined with reference to the consideration expected to be received from the agreed sale to Swisscom, less adjustments for estimated completion adjustments, consideration for future services to be received by Swisscom from the Group and the elimination of intercompany debt. This approach was considered to result in a level 2 valuation in accordance with IFRS 13 as, certain completion related adjustments and estimates of the value of the future services to be provided, are not observable.

Notes to the consolidated financial statements (continued)

7. Discontinued operations and assets held for sale (continued)

Assets held for sale

Assets and liabilities relating to Vodafone Spain and Vodafone Italy have been classified as held for sale in the consolidated statement of financial position at 31 March 2024. The relevant assets and liabilities are detailed in the table below.

	Vodafone Spain	Vodafone Italy	Total
	€m	€m	€m
Non-current assets
Goodwill	–	2,398	2,398
Other intangible assets	987	3,331	4,318
Property, plant and equipment	4,957	4,307	9,264
Other investments	2	–	2
Deferred tax assets	–	461	461
Trade and other receivables	223	167	390
	6,169	10,664	16,833
Current assets
Inventory	39	134	173
Taxation recoverable	–	77	77
Trade and other receivables	805	1,117	1,922
Cash and cash equivalents	13	29	42
	857	1,357	2,214
Assets held for sale	7,026	12,021	19,047

Non-current liabilities
Borrowings	878	1,509	2,387
Deferred tax liabilities	3	–	3
Post employment benefits	–	45	45
Provisions	158	115	273
Trade and other payables	43	120	163
	1,082	1,789	2,871
Current liabilities
Borrowings	346	673	1,019
Taxation liabilities	–	12	12
Provisions	23	67	90
Trade and other payables	1,203	1,723	2,926
	1,572	2,475	4,047
Liabilities held for sale	2,654	4,264	6,918

Notes to the consolidated financial statements (continued)

8. Earnings per share

Basic earnings per share is the amount of profit generated for the financial year attributable to equity shareholders divided by the weighted average number of shares in issue during the year.

	2024 Millions	2023 Millions	2022 Millions
Weighted average number of shares for basic earnings per share	27,056	27,680	29,012
Effect of dilutive potential shares: restricted shares and share options	95	95	97
Weighted average number of shares for diluted earnings per share	27,151	27,775	29,109

			Re-presented[1]		Re-presented[1]
	2024		2023		2022
	€m		€m		€m
Profit for earnings per share from continuing operations attributable to owners	1,205		12,085		2,052
(Loss)/profit for earnings per share from discontinued operations attributable to owners	(65)		(247)		185
Profit for basic and diluted earnings per share	1,140		11,838		2,237

			Re-presented[1]		Re-presented[1]
	2024		2023		2022
	eurocents		eurocents		eurocents
Basic earnings per share from continuing operations	4.45	c	43.66	c	7.07	c
Basic (loss)/earnings per share from discontinued operations	(0.24)	c	(0.89)	c	0.64	c
Basic earnings per share	4.21	c	42.77	c	7.71	c

			Re-presented[1]		Re-presented[1]
	2024		2023		2022
	eurocents		eurocents		eurocents
Diluted earnings per share from continuing operations	4.44	c	43.51	c	7.05	c
Diluted (loss)/earnings per share from discontinued operations	(0.24)	c	(0.89)	c	0.63	c
Diluted earnings per share	4.20	c	42.62	c	7.68	c

Note:

1	The results for the years ended 31 March 2023 and 31 March 2022 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 ‘Discontinued operations and assets held for sale’ for more information.

9. Equity dividends

Dividends are one type of shareholder return, historically paid to our shareholders in February and August.

	2024	2023	2022
	€m	€m	€m
Declared during the financial year
Final dividend for the year ended 31 March 2023: 4.50 eurocents per share (2022: 4.50 eurocents per share, 2021: 4.50 eurocents per share)	1,215	1,265	1,254
Interim dividend for the year ended 31 March 2024: 4.50 eurocents per share (2023: 4.50 eurocents per share, 2022: 4.50 eurocents per share)	1,218	1,237	1,229
	2,433	2,502	2,483
Proposed after the end of the year and not recognised as a liability
Final dividend for the year ended 31 March 2024: 4.50 eurocents per share (2023: 4.50 eurocents per share, 2022: 4.50 eurocents per share)	1,219	1,215	1,265

Notes to the consolidated financial statements (continued)

10. Intangible assets

The consolidated statement of financial position contains significant intangible assets, mainly in relation to goodwill and licences and spectrum. Goodwill, which arises when we acquire a business and pay a higher amount than the fair value of its net assets primarily due to the synergies we expect to create, is not amortised but is subject to annual impairment reviews. Licences and spectrum are amortised over the life of the licence. For further details see ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation ‘ to the consolidated financial statements.

Accounting policies

Identifiable intangible assets are recognised when the Group controls the asset, it is probable that future economic benefits attributed to the asset will flow to the Group and the cost of the asset can be reliably measured. Identifiable intangible assets are recognised at fair value when the Group completes a business combination. The determination of the fair values of the separately identified intangibles, is based, to a considerable extent, on management’s judgement.

Goodwill

Goodwill arising on the acquisition of an entity represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the entity recognised at the date of acquisition.

Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is not subject to amortisation but is tested for impairment annually or whenever there is evidence that it may be impaired. Goodwill is denominated in the currency of the acquired entity and revalued to the closing exchange rate at each reporting period date.

Negative goodwill arising on an acquisition is recognised directly in the consolidated income statement.

On disposal of a subsidiary or a joint arrangement, the attributable amount of goodwill is included in the determination of the profit or loss recognised in the consolidated income statement on disposal.

Finite lived intangible assets

Intangible assets with finite lives are stated at acquisition or development cost, less accumulated amortisation. The amortisation period and method is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method, as appropriate, and are treated as changes in accounting estimates.

Licence and spectrum fees

Amortisation periods for licence and spectrum fees are determined primarily by reference to the unexpired licence period, the conditions for licence renewal and whether licences are dependent on specific technologies. Amortisation is charged to the consolidated income statement on a straight-line basis over the estimated useful lives from the commencement of related network services.

Software

Computer software comprises software purchased from third parties as well as the cost of internally developed software. Computer software licences are capitalised on the basis of the costs incurred to acquire and bring into use the specific software. Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and are probable of producing future economic benefits, are recognised as intangible assets. Direct costs of software development include employee costs and directly attributable overheads.

Software integral to an item of hardware equipment is classified as property, plant and equipment.

Costs associated with maintaining software programs are recognised as an expense when they are incurred.

Amortisation is charged to the consolidated income statement on a straight-line basis over the estimated useful life from the date the software is available for use.

Notes to the consolidated financial statements (continued)

10. Intangible assets (continued)

Other intangible assets

Other intangible assets, including brands and customer bases, are recorded at fair value at the date of acquisition. Amortisation is charged to the consolidated income statement, over the estimated useful lives of intangible assets from the date they are available for use, on a straight-line basis. The amortisation basis adopted for each class of intangible asset reflects the Group’s consumption of the economic benefit from that asset.

Estimated useful lives

The estimated useful lives of finite lived intangible assets are as follows:

Licence and spectrum fees	3 – 40 years
Software	3 – 10 years
Brands	1 – 30 years
Customer bases	2 – 37 years

		Licence and	Computer	Customer
	Goodwill	spectrum fees	software	bases	Other	Total
	€m	€m	€m	€m	€m	€m
Cost
1 April 2022	100,897	35,025	18,121	12,552	550	167,145
Exchange movements	(783)	(1,270)	(504)	(240)	(53)	(2,850)
Disposal of subsidiaries	(3,939)	(443)	(348)	(458)	(4)	(5,192)
Additions	–	439	2,804	–	7	3,250
Disposals	–	(2)	(1,831)	–	(1)	(1,834)
Hyperinflation impacts	729	557	232	51	40	1,609
31 March 2023	96,904	34,306	18,474	11,905	539	162,128
Exchange movements	(1,042)	(435)	(414)	(130)	(60)	(2,081)
Additions	–	283	2,615	–	17	2,915
Disposals	–	(986)	(989)	–	(2)	(1,977)
Transfer of assets held for resale	(19,498)	(6,258)	(2,600)	(2,517)	(57)	(30,930)
Hyperinflation impacts	888	382	348	62	49	1,729
31 March 2024	77,252	27,292	17,434	9,320	486	131,784
Accumulated impairment losses and amortisation
1 April 2022	69,013	23,792	12,257	8,013	538	113,613
Exchange movements	(414)	(846)	(351)	(231)	(50)	(1,892)
Disposal of subsidiaries	(39)	(147)	(180)	(80)	(2)	(448)
Charge for the year[1]	–	1,133	2,343	554	1	4,031
Disposals	–	(2)	(1,814)	–	(1)	(1,817)
Hyperinflation impacts	729	407	207	51	40	1,434
31 March 2023	69,289	24,337	12,462	8,307	526	114,921
Exchange movements	(897)	(144)	(324)	(120)	(56)	(1,541)
Charge for the year[1]	–	1,031	2,484	606	1	4,122
Disposals	–	(985)	(951)	–	–	(1,936)
Transfer of assets held for resale	(16,984)	(2,704)	(1,871)	(2,517)	(57)	(24,133)
Hyperinflation impacts	888	196	304	62	49	1,499
31 March 2024	52,296	21,731	12,104	6,338	463	92,932

Net book value
31 March 2023	27,615	9,969	6,012	3,598	13	47,207
31 March 2024	24,956	5,561	5,330	2,982	23	38,852

Note:

1

Included in the charge for the year ended 31 March 2024 is €607 million (2023: €651 million) in respect of Vodafone Italy and Vodafone Spain, which are now reported as discontinued operations. See note 7 ‘Discontinued operations and assets held for sale’ for more information.

For licences and spectrum fees and other intangible assets, amortisation is included within the cost of sales line within the consolidated income statement. Included in the net book value of computer software are assets in the course of construction, which are not depreciated, with a cost of €1,200 million (2023: €1,451 million).

Notes to the consolidated financial statements (continued)

10. Intangible assets (continued)

The net book value and expiry dates of the most significant licences are as follows:

		2024	2023
	Expiry dates	€m	€m
Germany	2025-2040	2,686	2,979
UK	2033-2041	989	1,055
Vodacom	2024-2042	687	774
Italy	2029-2037	–	3,123
Spain	2028-2061	–	758

The remaining amortisation period for each of the licences in the table above corresponds to the expiry date of the respective licence. A summary of the Group’s most significant spectrum licences can be found on page 260.

11. Property, plant and equipment

The Group makes significant investments in network equipment and infrastructure – the base stations and technology required to operate our networks – that form the majority of our tangible assets. All assets are depreciated over their useful economic lives. For further details on the estimation of useful economic lives, see ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation ‘to the consolidated financial statements.

Accounting policies

Land and buildings held for use are stated in the consolidated statement of financial position at their cost, less any accumulated depreciation and any accumulated impairment losses.

Amounts for equipment, fixtures and fittings, which includes network infrastructure assets are stated at cost less accumulated depreciation and any accumulated impairment losses.

Assets in the course of construction are carried at cost, less any recognised impairment losses. Depreciation of these assets commences when the assets are ready for their intended use.

The cost of property, plant and equipment includes directly attributable incremental costs incurred in their acquisition and installation. Depreciation is charged so as to write off the cost of assets, other than land, using the straight-line method, over their estimated useful lives, as follows:

Land and buildings

Freehold buildings	25 - 50 years
Leasehold premises	the term of the lease

Equipment, fixtures and fittings

Network infrastructure and other	1 - 35 years

Depreciation is not provided on freehold land.

Right-of-use assets arising from the Group’s lease arrangements are depreciated over their reasonably certain lease term, as determined under the Group’s leases policy (see note 20 ‘Leases’ and ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 'Basis of preparation' for details).

Notes to the consolidated financial statements (continued)

11. Property, plant and equipment (continued)

The gain or loss arising on the disposal, retirement or granting of a finance lease on an item of property, plant and equipment is determined as the difference between any proceeds from sale or receivables arising on a lease and the carrying amount of the asset and is recognised in the consolidated income statement.

		Equipment,
	Land and	fixtures
	buildings	and fittings	Total
	€m	€m	€m
Cost
1 April 2022	2,361	81,096	83,457
Exchange movements	(81)	(2,648)	(2,729)
Disposal of subsidiaries	(69)	(7,210)	(7,279)
Additions	49	5,805	5,854
Disposals	(253)	(3,724)	(3,977)
Hyperinflation impacts	7	1,040	1,047
Other	(17)	101	84
31 March 2023	1,997	74,460	76,457
Exchange movements	(31)	(1,878)	(1,909)
Additions	34	4,753	4,787
Disposals	(15)	(2,070)	(2,085)
Transfer of assets held for resale	(439)	(18,530)	(18,969)
Hyperinflation impacts	9	1,376	1,385
Other	2	90	92
31 March 2024	1,557	58,201	59,758

Accumulated depreciation and impairment
1 April 2022	1,372	52,941	54,313
Exchange movements	(28)	(1,694)	(1,722)
Disposal of subsidiaries	(18)	(4,543)	(4,561)
Charge for the year[1]	83	5,544	5,627
Disposals	(170)	(3,672)	(3,842)
Hyperinflation impacts	1	747	748
31 March 2023	1,240	49,323	50,563
Exchange movements	(7)	(1,258)	(1,265)
Charge for the year[1]	56	4,814	4,870
Disposals	(15)	(2,039)	(2,054)
Transfer of assets held for resale	(287)	(12,507)	(12,794)
Hyperinflation impacts	2	1,037	1,039
31 March 2024	989	39,370	40,359

Net book value
31 March 2023	757	25,137	25,894
31 March 2024	568	18,831	19,399

Note:

1

Included in the charge for the year ended 31 March 2024 was €988 million (2023: €1,485 million) in respect of Vodafone Italy and Vodafone Spain, which are now reported as discontinued operations. See note 7 ‘Discontinued operations and assets held for sale’ for more information.

Included in the net book value of land and buildings and equipment, fixtures and fittings are assets in the course of construction, which are not depreciated, with a cost of €4 million (2023: €10 million) and €1,401 million (2023: €1,988 million) respectively. Also included in the book value of equipment, fixtures and fittings are assets leased out by the Group under operating leases, with a cost of €1,623 million (2023: €2,170 million), accumulated depreciation of €1,040 million (2023: €1,393 million) and net book value of €583 million (2023: €777 million).

Notes to the consolidated financial statements (continued)

11. Property, plant and equipment (continued)

Right-of-use assets arising from the Group’s lease arrangements are recorded within property, plant and equipment:

	2024	2023
	€m	€m
Property, plant and equipment (owned assets)	19,399	25,894
Right-of-use assets	9,100	12,098
31 March	28,499	37,992

Additions of €4,173 million (2023: €7,387 million) and a depreciation charge of €4,108 million (2023: €3,960 million) were recorded in respect of right-of-use assets during the year ended 31 March 2024. Included in the depreciation charge for the year ended 31 March 2024 was €1,091 million (2023: €1,227 million) in respect of Vodafone Italy and Vodafone Spain, which are now reported as discontinued operations. See note 7 ‘Discontinued operations and assets held for sale’.

12. Investments in associates and joint arrangements

The Group holds interests in associates in Kenya and in India, where we have significant influence, as well as in a number of joint arrangements, notably in the Netherlands, India, Australia and Oak Holdings 1 GmbH and its markets, where we share control with one or more third parties. For further details see ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation’ to the consolidated financial statements.

Accounting policies

Interests in joint arrangements

A joint arrangement is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control; that is, when the relevant activities that significantly affect the investee’s returns require the unanimous consent of the parties sharing control. Joint arrangements are either joint operations or joint ventures.

Gains or losses resulting from the contribution or sale of a subsidiary as part of the formation of a joint arrangement are recognised in respect of the Group’s entire equity holding in the subsidiary.

Joint operations

A joint operation is a joint arrangement whereby the parties that have joint control have the rights to the assets, and obligations for the liabilities, relating to the arrangement or that other facts and circumstances indicate that this is the case. The Group’s share of assets, liabilities, revenue, expenses and cash flows are combined with the equivalent items in the consolidated financial statements on a line-by-line basis.

Any goodwill arising on the acquisition of the Group’s interest in a joint operation is accounted for in accordance with the Group’s accounting policy for goodwill arising on the acquisition of a subsidiary.

Joint ventures

A joint venture is a joint arrangement whereby the parties that have joint control have the rights to the net assets of the arrangement.

At the date of acquisition, any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the joint venture is recognised as goodwill. The goodwill is included within the carrying amount of the investment.

The results and assets and liabilities of joint ventures, other than those joint ventures or part thereof that are held for sale (see note 7 ‘Discontinued operations and assets held for sale’), are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in joint ventures are carried in the consolidated statement of financial position at cost adjusted for post-acquisition changes in the Group’s share of the net assets of the joint venture, less any impairment in the value of the investment. The Group’s share of post-tax profits or losses are recognised in the consolidated income statement. Losses of a joint venture in excess of the Group’s interest in that joint venture are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture.

Notes to the consolidated financial statements (continued)

12. Investments in associates and joint arrangements (continued)

Associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint arrangement.

Significant influence is the power to participate in the financial and operating policy decisions of the investee but where the Group does not have control or joint control over those policies.

At the date of acquisition, any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate is recognised as goodwill. The goodwill is included within the carrying amount of the investment.

The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the same equity method of accounting used for joint ventures, described above.

Joint operations

In the prior year, on 22 March 2023, the Group completed the disposal of its principal joint operation (Cornerstone Telecommunications Infrastructure Limited) as part of the transaction with Oak Holdings 1 GmbH.

Joint ventures and associates

	2024	2023
	€m	€m
Investments in joint ventures	8,203	9,578
Investments in associates	1,829	1,501
31 March	10,032	11,079

Joint ventures

The financial and operating activities of the Group’s joint ventures are jointly controlled by the participating shareholders. The participating shareholders have rights to the net assets of the joint ventures through their equity shareholdings. Unless otherwise stated, the Group's principal joint ventures all have share capital consisting solely of ordinary shares and are all indirectly held. The country of incorporation or registration of all joint ventures is also their principal place of operation.

		Country of	Percentage	Percentage
		incorporation or	shareholdings[1]	shareholdings[1]
Name of joint venture	Principal activity	registration	2024	2023
Oak Holdings 1 GmbH	Network infrastructure	Germany	60.3	64.2
VodafoneZiggo Group Holding B.V.	Network operator	Netherlands	50.0	50.0
OXG Glasfaser Beteiligungs GmbH	Fibre infrastructure	Germany	50.0	50.0
Vodafone Idea Limited[2]	Network operator	India	31.4	32.3
TPG Telecom Limited[3]	Network operator	Australia	25.1	25.1

Notes:

1	Effective ownership percentages of Vodafone Group Plc rounded to the nearest tenth of one percent.
2	At 31 March 2024 the fair value of the Group’s interest in Vodafone Idea Limited was INR 208 billion (€2,313 million) (2023: INR 91 billion (€1,021 million)) based on the quoted share price on the National Stock Exchange of India.
3	At 31 March 2024 the fair value of the Group’s interest in TPG Telecom Limited was AUD 2,101 million (€1,269 million) (2023: AUD 2,273 million (€1,401 million)) based on the quoted share price on ASX.

Notes to the consolidated financial statements (continued)

12. Investments in associates and joint arrangements (continued)

Oak Holdings 1 GmbH

In March 2023, the Group completed the disposal of its interest in Vantage Towers A.G. to Oak Holdings 1 GmbH, the co-controlled partnership of Vodafone, GIP and KKR. Vodafone retained an interest of 64.2% in Oak Holdings 1 GmbH. On 18 July 2023, the Group completed the sale of 3.9% of Oak Holdings 1 GmbH for cash consideration of €500 million, reducing its interest to 60.3%.

OXG Glasfaser Beteiligungs GmbH

In March 2023, the Group entered into an agreement with Altice Luxembourg S.A. to create a joint venture, OXG Glasfaser Beteiligungs GmbH (‘OXG’), with 50.0% shareholding held by each shareholder. Each shareholder is committed to contribute funding of up to €950 million to OXG for the deployment of fibre-to-the-home in Germany. During the year ended 31 March 2024, the Group provided €32 million of capital contributions to OXG. The remaining funding commitment of €918 million is expected to be contributed between 2024 and 2029. The amount and timing of the funding depends on the speed and size of the fibre deployment. The contribution can be in the form of free capital reserves, shareholder loan, loan notes or similar instruments as agreed by the shareholders.

Vodafone Idea Limited

The Group’s carrying value in Vodafone Idea Limited (‘VIL’) reduced to €nil at 30 September 2019. The Group’s share of VIL’s losses not recognised at 31 March 2024 is €4,540 million (2023: €3,717 million).

The value of the Group’s 21.0% shareholding in Indus Towers Limited is, in part, dependent on the income generated by Indus Towers Limited from tower rentals to major customers, including VIL. Any inability of these major customers to pay such amounts in the future may impact the carrying value of €1,104 million at 31 March 2024 (2023: €908 million) of the Group’s investment in Indus Towers Limited.

VIL has undertaken equity fund - raisings totalling €2.2 billion since 31 March 2024, reducing the Group's shareholding to 23.2%.

TPG Telecom Limited

TPG Telecom Limited is listed on the Australian Securities Exchange (‘ASX’). Vodafone and Hutchison Telecommunications (Australia) Limited each own an economic interest of 25.05%, with the remaining 49.9% listed as free float on the ASX. The financial information presented in the tables below includes debt held within the structure that holds the Group’s interest in TPG.

Dividends received from joint ventures

During the year ended 31 March 2024, the Group received dividends included in the consolidated statement of cash flows from VodafoneZiggo Group Holding B.V. of €100 million (2023: €165 million, 2022: €350 million), TPG Telecom Limited of €23 million (2023: €24 million, 2022: €22 million) and Oak Holdings 1 GmbH of €196 million (2023: €nil, 2022: €nil).

Aggregated financial information

The table below provides aggregated financial information for the Group’s joint ventures as it relates to the amounts recognised in the consolidated income statement and consolidated statement of financial position.

	Investment in joint ventures		(Loss)/profit for the financial year[1]
	2024	2023	2024	2023	2022
	€m	€m	€m	€m	€m
Oak Holdings 1 GmbH	7,620	8,634	(85)	–	–
VodafoneZiggo Group Holding B.V.	516	793	(177)	137	(19)
TPG Telecom Limited	(2)	108	(74)	48	(5)
INWIT S.p.A.	–	–	–	30	27
Other	69	43	(43)	(15)	(14)
Total	8,203	9,578	(379)	200	(11)

Note:

1	Total Other comprehensive (expense)/income is not materially different to (loss)/profit for the financial year.

Notes to the consolidated financial statements (continued)

12. Investments in associates and joint arrangements (continued)

Summarised financial information

Summarised financial information for each of the Group’s material joint ventures on a 100% ownership basis is set out below and overleaf.

As disclosed above, the Group’s investment in VIL was reduced to €nil in the year ended 31 March 2020 and the Group has not recorded any profit or loss in respect of its share of VIL’s results since that date.

Financial information is presented for TPG Telecom Limited (‘TPG’) for the year to, and as at 31 December 2023 on the basis that full-year information in relation to TPG has not been released at the date of approval of these consolidated financial statements and as such is market sensitive for TPG.

Financial information presented for INWIT S.p.A. for the years to 31 March 2023 and 31 March 2022 is based on the financial results and financial position as at 31 December 2022 and 31 December 2021, respectively, being the latest financial information available to the Group when completing the consolidated financial statements for each year.

	Oak Holdings 1 GmbH			VodafoneZiggo Group Holding B.V.
	2024	2023	2022	2024	2023	2022
	€m	€m	€m	€m	€m	€m
Income statement
Revenue	1,166	–	–	4,128	4,063	4,056
Operating expenses	(130)	–	–	(2,195)	(2,124)	(2,104)
Depreciation and amortisation	(868)	–	–	(1,555)	(1,527)	(1,592)
Other income	5	–	–	–	–	–
Operating profit	173	–	–	378	412	360
Interest income	5	–	–	–	–	–
Interest expense	(455)	–	–	(809)	11	(276)
Loss/(profit) before tax	(277)	–	–	(431)	423	84
Income tax credit/(expense)	132	–	–	77	(150)	(121)
(Loss)/profit for the financial year[1]	(145)	–	–	(354)	273	(37)

	Vodafone Idea Limited			TPG Telecom Limited
	2024	2023	2022	2024	2023	2022
	€m	€m	€m	€m	€m	€m
Income statement
Revenue	4,749	5,046	4,450	3,371	3,027	3,375
Operating expenses	(3,066)	(3,280)	(2,802)	(2,238)	(1,870)	(2,292)
Depreciation and amortisation	(2,178)	(2,396)	(2,390)	(891)	(700)	(914)
Other expense	83	–	(34)	–	–	–
Operating profit	(412)	(630)	(776)	242	457	169
Interest income	7	9	14	–	–	–
Interest expense	(2,718)	(2,567)	(2,297)	(368)	(172)	(122)
(Loss)/profit before tax	(3,123)	(3,188)	(3,059)	(126)	285	47
Income tax (expense)/credit	(95)	–	2	(8)	(25)	(27)
(Loss)/profit for the financial year[1]	(3,218)	(3,188)	(3,057)	(134)	260	20

Notes to the consolidated financial statements (continued)

12. Investments in associates and joint arrangements (continued)

	INWIT S.p.A.
	2024	2023	2022
	€m	€m	€m
Income statement
Revenue	–	853	785
Operating expenses	–	(73)	(70)
Depreciation and amortisation	–	(508)	(513)
Operating profit	–	272	202
Interest expense	–	(81)	(90)
Profit before tax	–	191	112
Income tax expense	–	(1)	(30)
Profit for the financial year[1]	–	190	82

Note:

1	Total Other comprehensive income/(expense) is not materially different to profit/(loss) for the financial year.

	Oak Holdings 1 GmbH		VodafoneZiggo Group Holding B.V.
	2024	2023	2024	2023
	€m	€m	€m	€m
Statement of financial position
Non-current assets	24,015	23,878	15,753	16,570
Current assets	746	749	884	719
Total assets	24,761	24,627	16,637	17,289
Equity shareholders’ funds	12,630	13,450	1,033	1,586
Non-controlling interests	–	1,262	–	–
Non-current liabilities	9,386	6,709	13,145	13,299
Current liabilities	2,745	3,206	2,459	2,404
Cash and cash equivalents within current assets	267	224	61	20
Non-current liabilities excluding trade and other payables and provisions	8,751	6,215	12,995	13,138
Current liabilities excluding trade and other payables and provisions	502	2,409	1,171	1,247

	Vodafone Idea Limited[1]		TPG Telecom Limited
	2024	2023	2024	2023
	€m	€m	€m	€m
Statement of financial position
Non-current assets	16,251	18,162	9,663	9,823
Current assets	1,654	2,174	900	1,009
Total assets	17,905	20,336	10,563	10,832
Equity shareholders’ (deficit)/funds	(13,710)	(10,760)	2,606	3,019
Non-current liabilities	25,855	24,730	6,789	6,702
Current liabilities	5,760	6,366	1,168	1,111
Cash and cash equivalents within current assets	60	96	192	290
Non-current liabilities excluding trade and other payables and provisions	25,837	24,707	6,704	6,595
Current liabilities excluding trade and other payables and provisions	2,044	2,699	102	86

Note:

1	Includes certain amounts subject to an adjustment mechanism agreed as part of the formation of Vodafone Idea Limited. See note 29 ‘Contingent liabilities and legal proceedings’.

Notes to the consolidated financial statements (continued)

12. Investments in associates and joint arrangements (continued)

The reconciliation of summarised financial information presented to the carrying amount of our interest in joint ventures is set out below.

	Oak Holdings 1 GmbH		VodafoneZiggo Group Holding B.V.
	2024	2023	2024	2023	2022
	€m	€m	€m	€m	€m
Equity shareholders’ funds	12,630	13,450	1,033	1,586	–
Interest in joint ventures[1]	7,620	8,634	516	793	–
Carrying value	7,620	8,634	516	793	–

(Loss)/profit for the financial year	(145)	–	(354)	273	(37)
Share of (loss)/profit[1]	(85)	–	(177)	137	(19)

	Vodafone Idea Limited			TPG Telecom Limited
	2024	2023	2022	2024	2023	2022
	€m	€m	€m	€m	€m	€m
Equity shareholders’ (deficit)/funds	(13,710)	(10,760)	–	2,606	3,019	–
Interest in joint ventures[1]	(4,300)	(3,475)	–	(53)	56	–
Impairment	(240)	(242)	–	–	–	–
Goodwill	–	–	–	51	52	–
Investment proportion not recognised	4,540	3,717	–	–	–	–
Carrying value	–	–	–	(2)	108	–

(Loss)/profit for the financial year	(3,218)	(3,188)	(3,057)	(134)	260	20
Share of (loss)/profit[1]	(1,009)	(1,030)	(1,357)	(74)	48	(5)
Share of loss not recognised	1,009	1,030	1,357	–	–	–
Share of (loss)/profit[1]	–	–	–	(74)	48	(5)

	INWIT S.p.A.
	2024	2023	2022
	€m	€m	€m
Equity shareholders’ funds	—	—	—
Interest in joint ventures	—	—	—
Carrying value	—	—	—

Profit for the financial year	—	190	82
Share of profit	—	63	27
Share of profit not recognised as held for sale	—	(33)	—
Share of profit	—	30	27

Note:

1	The Group’s effective ownership percentages of Oak Holdings 1 GmbH, VodafoneZiggo Group Holding B.V., Vodafone Idea Limited and TPG Telecom Limited are 60.3%, 50.0%, 31.4% and 25.1%, respectively, rounded to the nearest tenth of one percent.

Notes to the consolidated financial statements (continued)

12. Investments in associates and joint arrangements (continued)

Associates

Unless otherwise stated, the Group's principal associates all have share capital consisting solely of ordinary shares and are all indirectly held. The country of incorporation or registration of all associates is also their principal place of operation.

		Country of	Percentage	Percentage
		incorporation or	shareholding[1]	shareholding[1]
Name of associate	Principal activity	registration	2024	2023
Safaricom PLC[2]	Network operator	Kenya	39.9	39.9
Indus Towers Limited[3]	Network infrastructure	India	21.0	21.0

Notes:

1	Effective ownership percentages of Vodafone Group Plc rounded to the nearest tenth of one percent.
2	At 31 March 2024, the fair value of the Group’s interest in Safaricom PLC was KES 284 billion (€1,996 million) (2023: KES 290 billion (€2,012 million)) based on the closing quoted share price on the Nairobi Stock Exchange.
3	At 31 March 2024, the fair value of the Group’s interest in Indus Towers Limited was INR 165 billion (€1,833 million) (2023: INR 81 billion (€908 million)) based on the closing quoted share price on the National Stock Exchange of India.

Aggregated financial information

The table below provides aggregated financial information for the Group’s associates as it relates to the amounts recognised in the consolidated income statement and consolidated statement of financial position.

	Investment in associates		Profit/(loss) for the financial year
	2024	2023	2024	2023	2022
	€m	€m	€m	€m	€m
Safaricom PLC[1]	627	509	159	195	217
Indus Towers Limited	1,104	908	140	50	178
Other	98	84	(16)	(12)	5
Total	1,829	1,501	283	233	400

Note:

1	Other comprehensive income includes profit for the financial year, together with €76 million (2023: €127 million) in respect of the application of IAS 29 to Safaricom’s operations in Ethiopia.

Dividends from associates

During the year ended 31 March 2024, the Group received dividends included in the consolidated statement of cash flows from Safaricom PLC of €122 million (2023: €250 million, 2022: €170 million) and from Indus Towers Limited of €nil (2023: €75 million, 2022: €nil).

Notes to the consolidated financial statements (continued)

12. Investments in associates and joint arrangements (continued)

Summarised financial information

Summarised financial information for each of the Group’s material associates on a 100% ownership basis is set out below.

	Safaricom PLC			Indus Towers Limited
	2024	2023	2022	2024	2023	2022
	€m	€m	€m	€m	€m	€m
Income statement
Revenue	2,210	2,468	2,318	3,185	3,343	3,122
Operating expenses	(1,189)	(1,353)	(1,164)	(1,598)	(2,240)	(1,480)
Depreciation and amortisation	(523)	(432)	(309)	(637)	(588)	(598)
Other income	142	68	–	–	–	–
Operating profit	640	751	845	950	515	1,044
Interest income	16	13	9	126	26	–
Interest expense	(121)	(69)	(59)	(218)	(200)	(140)
Profit before tax	535	695	795	858	341	904
Income tax expense	(266)	(285)	(270)	(192)	(102)	(272)
Profit for the financial year and total comprehensive income	269	410	525	666	239	632
Attributable to:
- Owners of the parent	399	489	542	666	239	632
- Non-controlling interests	(130)	(79)	(17)	–	–	–

Statement of financial position
Non-current assets	3,901	3,007		6,082	5,243
Current assets	578	436		1,230	1,081
Total assets	4,479	3,443		7,312	6,324
Equity shareholders' funds	1,566	1,269		4,086	3,453
Non-controlling interests	767	532		–	–
Non-current liabilities	968	753		2,098	1,954
Current liabilities	1,178	889		1,128	917
Cash and cash equivalents within current assets	163	127		7	3
Non-current liabilities excluding trade and other payables and provisions	784	500		1,716	1,665
Current liabilities excluding trade and other payables and provisions	349	322		583	491

The reconciliation of summarised financial information presented to the carrying amount of our interest in the associate is set out below.

	Safaricom PLC			Indus Towers Limited
	2024	2023	2022	2024	2023	2022
	€m	€m	€m	€m	€m	€m
Equity shareholders' funds	1,566	1,269		4,086	3,453
Interest in associates[1]	625	507		860	727
Goodwill	2	2		244	181
Carrying value	627	509		1,104	908

Profit for the financial year	399	489	542	666	239	632
Share of profit	159	195	217	140	50	178

Note:

1	The Group’s effective ownership percentages of Safaricom PLC and Indus Towers Limited are 39.9% and 21.0%, respectively, rounded to the nearest tenth of one percent.

Notes to the consolidated financial statements (continued)

13. Other investments

The Group holds a number of other listed and unlisted investments, mainly comprising managed funds, deposits and government bonds.

Accounting policies

Other investments comprising debt and equity instruments are recognised and derecognised on settlement date and are initially measured at fair value, including transaction costs.

Debt securities that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost using the effective interest method, less any impairment. Debt securities that do not meet the criteria for amortised cost are measured at fair value through profit and loss.

Equity securities are classified and measured at fair value through other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following derecognition of the investment.

	2024	2023
	€m	€m
Included within non-current assets
Equity securities[1]	65	94
Debt securities[2]	941	999
	1,006	1,093

Included within current assets
Short-term investments:
Bonds and debt securities[3]	1,201	1,338
Managed investment funds[1]	2,024	2,967
	3,225	4,305
Collateral assets[4]	741	239
Other investments[5]	1,126	2,473
	5,092	7,017

Notes:

1

Items measured at a fair value, €27 million (2023: €47 million) of equity securities have a valuation basis of level 1 classification, which comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets for identical assets and liabilities. The remaining items are measured at fair value and the basis is level 2 classification, which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

2	Items are measured at amortised cost and have a fair value of €810 million (2023: €803 million) with a valuation basis of level 2 classification.
3	Items are measured at fair value and the valuation basis is level 1 classification.
4	Items are measured at amortised cost and the carrying amount approximates fair value.
5

Includes investments measured at a fair value of €459 million (2023: €1,409 million). The valuation basis is level 1. The remaining items are measured at amortised cost and the carrying amount approximates fair value.

Non-current debt securities within non-current assets include €830 million (2023: €885 million) of loan notes issued by VodafoneZiggo Holding B.V.

The Group invests surplus cash positions across a portfolio of short-term investments to manage liquidity and credit risk whilst achieving suitable returns. Collateral arrangements on derivative financial instruments result in cash being paid/(held), repayable when the derivatives are settled. These assets do not meet the definition of cash and cash equivalents but are included in the Group’s net debt based on their liquidity.

Bonds and debt securities includes €587 million(2023: €nil) of highly liquid French; €308 million (2023: €290 million) Dutch; €306 million (2023: €899 million) Japanese and €nil (2023: €150 million) German government securities.

Managed investment funds of €2,024 million (2023: €2,967 million) are in funds with liquidity of up to 90 days.

Collateral assets of €741 million (2023: €239 million) represents collateral paid on derivative financial instruments.

Other investments are excluded from net debt based on their liquidity and primarily consist of restricted debt securities including amounts held in qualifying assets by Group insurance companies to meet regulatory requirements.

Notes to the consolidated financial statements (continued)

14. Trade and other receivables

Trade and other receivables mainly consist of amounts owed to us by customers and amounts that we pay to our suppliers in advance. Derivative financial instruments with a positive market value are reported within this note as are contract assets, which represent an asset for accrued revenue in respect of goods or services delivered to customers for which a trade receivable does not yet exist, and finance lease receivables recognised where the Group acts as a lessor. See note 20 ‘Leases’ for more information on the Group’s leasing activities.

Accounting policies

Trade receivables represent amounts owed by customers where the right to receive payment is conditional only on the passage of time. Trade receivables that are recovered in instalments from customers over an extended period are discounted at market rates and interest revenue is accreted over the expected repayment period. Other trade receivables do not carry any interest and are stated at their nominal value. When the Group establishes a practice of selling portfolios of receivables from time to time these portfolios are recorded at fair value through other comprehensive income; all other trade receivables are recorded at amortised cost.

The carrying value of all trade receivables, contract assets and finance lease receivables recorded at amortised cost is reduced by allowances for lifetime estimated credit losses. Estimated future credit losses are first recorded on the initial recognition of a receivable and are based on the ageing of the receivable balances, historical experience and forward looking considerations. Individual balances are written off when management deems them not to be collectible.

	2024	2023
	€m	€m
Included within non-current assets
Trade receivables	8	51
Trade receivables held at fair value through other comprehensive income	294	337
Net investment in leases	211	267
Contract assets	450	494
Contract-related costs	676	690
Other receivables	78	66
Prepayments	239	296
Derivative financial instruments[1]	4,011	5,642
	5,967	7,843
Included within current assets
Trade receivables	2,841	3,277
Trade receivables held at fair value through other comprehensive income	441	566
Net investment in leases	99	106
Contract assets	2,413	3,063
Contract-related costs	1,169	1,471
Amounts owed by associates and joint ventures	130	175
Other receivables	686	730
Prepayments	600	835
Derivative financial instruments[1]	215	482
	8,594	10,705

Note:

1

Includes €22 million (2023: €198 million) of embedded derivative option for which fair value is based on level 3 of the fair value hierarchy (see section on fair value carrying value information within note 22 ‘Capital and Risk Management’). All other items are measured at fair value and the valuation basis is level 2 classification, which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

The Group’s trade receivables and contract assets are classified at amortised cost unless stated otherwise and are measured after allowances for future expected credit losses, see note 22 ‘Capital and financial risk management’ for more information on credit risk.

The carrying amounts of trade and other receivables, which are measured at amortised cost, approximate their fair value and are predominantly non-interest bearing.

Notes to the consolidated financial statements (continued)

14. Trade and other receivables (continued)

The Group’s contract-related costs comprise €1,814 million (2023: €2,078 million) relating to costs incurred to obtain customer contracts and €31 million (2023: €83 million) relating to costs incurred to fulfil customer contracts; an amortisation and impairment expense, excluding discontinued operations in Spain and Italy, of €853 million (2023: €824 million) was recognised in operating profit during the year.

Other than for the embedded derivative option described above, the fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest rates and foreign currency rates prevailing at 31 March.

15. Trade and other payables

Trade and other payables mainly consist of amounts owed to suppliers that have been invoiced or are accrued and contract liabilities relating to consideration received from customers in advance. They also include taxes and social security amounts due in relation to the Group’s role as an employer. Derivative financial instruments with a negative market value are reported within this note.

Accounting policies

Trade payables are not interest-bearing and are stated at their nominal value.

		Re-presented[1]
	2024	2023
	€m	€m
Included within non-current liabilities
Other payables	222	263
Insurance liabilities	254	257
Accruals	41	48
Contract liabilities	343	500
Derivative financial instruments[2]	1,468	1,116
	2,328	2,184
Included within current liabilities
Trade payables	5,613	7,599
Amounts owed to associates and joint ventures	346	329
Other taxes and social security payable	887	1,013
Other payables	846	2,080
Insurance liabilities	48	63
Accruals	4,037	4,814
Contract liabilities	1,565	2,043
Derivative financial instruments[2]	56	306
	13,398	18,247

Notes:

1.

The insurance liabilities comparatives for the year-end 31 March 2023 have been re-presented for the adoption of IFRS 17 ‘Insurance Contracts’ although there is no impact on the total amounts. See note 1 ‘Basis of preparation’ for more information.

2.

Items are measured at fair value and the valuation basis is level 2 classification, which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

The carrying amounts of trade and other payables approximate their fair value.

Materially all of the €2,043 million recorded as current contract liabilities at 1 April 2023 was recognised as revenue during the year with the exception of Vodacom Italy and Vodafone Spain whose revenue of €299 million will be reported as part of the discontinued operation. See note 7 'Discontinued operations and assets held for sale' for more information.

Insurance liabilities included within non-current liabilities include €254 million (2023: €257 million) in respect of the re-insurance of a third party annuity policy related to the Vodafone and CWW Sections of the Vodafone UK Group Pension Scheme.

The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest rates and foreign currency rates prevailing at 31 March.

Notes to the consolidated financial statements (continued)

16. Provisions

A provision is a liability recorded in the Consolidated statement of financial position, where there is uncertainty over the timing or amount that will be paid, and is therefore often estimated. The main provisions we hold are in relation to asset retirement obligations, which include the cost of returning network infrastructure sites to their original condition at the end of the lease and claims for legal and regulatory matters.

Accounting policies

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured at the Directors’ best estimate of the expenditure required to settle the obligation at the reporting date and are discounted to present value where the effect is material. Where the timing of settlement is uncertain amounts are classified as non-current where settlement is expected more than 12 months from the reporting date.

Asset retirement obligations

In the course of the Group’s activities, a number of sites and other assets are utilised which are expected to have costs associated with decommissioning. The associated cash outflows are substantially expected to occur at the dates of decommissioning of the assets to which they relate, and are long term in nature.

Legal and regulatory

The Group is involved in a number of legal and other disputes, including where the Group has received notifications of possible claims. The Directors of the Company, after taking legal advice, have established provisions considering the facts of each case. For a discussion of certain legal issues potentially affecting the Group see note 29 ‘Contingent liabilities and legal proceedings’ to the consolidated financial statements.

Restructuring

The Group undertakes periodic reviews of its operations and recognises provisions as required based on the outcomes of these reviews. The associated cash outflows for restructuring costs are primarily less than one year.

Other

Comprises various items that do not fall within the Group’s other categories of provisions.

	Asset
	retirement	Legal and
	obligations	regulatory	Restructuring	Other	Total
	€m	€m	€m	€m	€m
1 April 2022	1,470	449	302	327	2,548
Exchange movements	(22)	(28)	–	(2)	(52)
Disposal of subsidiaries	(578)	(8)	(2)	(2)	(590)
Amounts capitalised in the year	185	–	–	–	185
Amounts charged to the income statement	–	138	425	126	689
Utilised in the year - payments	(59)	(44)	(181)	(123)	(407)
Amounts released to the income statement	(1)	(77)	(36)	(48)	(162)
Other	35	–	–	–	35
31 March 2023	1,030	430	508	278	2,246
Exchange movements	(7)	(24)	3	(3)	(31)
Amounts capitalised in the year	146	–	–	–	146
Amounts charged to the income statement	–	162	774	206	1,142
Utilised in the year - payments	(54)	(72)	(290)	(116)	(532)
Amounts released to the income statement	(5)	(131)	(7)	(43)	(186)
Transfer to liabilities held for sale	(177)	(96)	(46)	(31)	(350)
Other	–	–	–	13	13
31 March 2024	933	269	942	304	2,448

Notes to the consolidated financial statements (continued)

16. Provisions (continued)

Provisions have been analysed between current and non-current as follows:

	Asset
	retirement	Legal and
	obligations	regulatory	Restructuring	Other	Total
	€m	€m	€m	€m	€m
Current liabilities	59	232	361	181	833
Non-current liabilities	874	37	581	123	1,615
31 March 2024	933	269	942	304	2,448

	Asset
	retirement	Legal and
	obligations	regulatory	Restructuring	Other	Total
	€m	€m	€m	€m	€m
Current liabilities	61	193	298	122	674
Non-current liabilities	969	237	210	156	1,572
31 March 2023	1,030	430	508	278	2,246

17. Called up share capital

Called up share capital is the number of shares in issue at their par value. A number of shares were allotted during the year in relation to employee share schemes.

Accounting policies

Equity instruments issued by the Group are recorded at the amount of the proceeds received, net of direct issuance costs.

	2024		2023
	Number	€m	Number	€m
Ordinary shares of 20 20⁄ 21 US cents each allotted, issued and fully paid:[1,2]
1 April	28,818,256,058	4,797	28,817,627,868	4,797
Allotted during the year	427,750	–	628,190	–
31 March	28,818,683,808	4,797	28,818,256,058	4,797

Notes:

1	At 31 March 2024, there were 50,000 (2023: 50,000) 7% cumulative fixed rate shares of £1 each in issue.
2	At 31 March 2024, the Group held 1,738,561,954 (2023: 1,825,691,429) treasury shares with a nominal value of €289 million (2023: €304 million). The market value of shares held was €1,434 million (2023: €1,855 million). During the year, 87,129,475 (2023: 85,844,124) treasury shares were reissued under Group share schemes and no (2023: 1,463,959,031) shares were repurchased under the 2022 scheme which completed on 15 March 2023.

On 14 May 2024, the Group announced that it would commence an initial €500 million share buyback programme, starting on 15 May 2024, as part of plans to return €2.0 billion over 12 months.

Notes to the consolidated financial statements (continued)

18. Reconciliation of net cash flow from operating activities

The table below shows how our profit for the year from continuing operations translates into cash flows generated from our operating activities.

			Re-presented[1]	Re-presented[1]
		2024	2023	2022
	Notes	€m	€m	€m
Profit for the financial year		1,505	12,335	2,773
Loss/(Profit) for the financial year from discontinued operations		65	247	(185)
Profit for the financial year from continuing operations		1,570	12,582	2,588
Investment income	5	(581)	(232)	(251)
Financing costs	5	2,626	1,609	1,842
Income tax expense	6	50	492	1,561
Operating profit		3,665	14,451	5,740
Adjustments for:
Share-based payments and other non-cash charges		98	58	165
Depreciation and amortisation	10, 11	10,414	10,255	10,417
Loss on disposal of property, plant and equipment and intangible assets		34	33	40
Share of result of equity accounted associates and joint ventures	12	96	(433)	(389)
Impairment (reversal)/loss	4	(64)	64	–
Other income	3	(372)	(9,402)	(244)
Decrease / (increase) in inventory		177	(168)	(171)
(Increase)/decrease in trade and other receivables	14	(597)	(486)	(629)
Increase/(decrease) in trade and other payables	15	534	1,446	581
Cash generated by operations		13,985	15,818	15,510
Net tax paid		(724)	(1,228)	(916)
Cashflows from discontinued operations		3,296	3,464	3,487
Net cash flow from operating activities		16,557	18,054	18,081

Note:

1

The results for the years ended 31 March 2023 and 31 March 2022 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 ‘Discontinued operations and assets held for sale’ for more information.

Notes to the consolidated financial statements (continued)

19. Cash and cash equivalents

The majority of the Group’s cash is held in bank deposits or money market funds which have a maturity of three months or less from acquisition to enable us to meet our short-term liquidity requirements.

Accounting policies

Cash and cash equivalents comprise cash and bank deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Assets in money market funds, whose contractual cash flows do not represent solely payments of interest and principal, are measured at fair value with gains and losses arising from changes in fair value included in net profit or loss for the period. All other cash and cash equivalents are measured at amortised cost.

	2024	2023
	€m	€m
Cash and bank deposits[1]	4,168	3,924
Money market funds[2]	2,015	7,781
Cash and cash equivalents as presented in the consolidated statement of financial position	6,183	11,705
Bank overdrafts	(111)	(77)
Cash and cash equivalents of discontinued operations	42	–
Cash and cash equivalents as presented in the consolidated statement of cash flows	6,114	11,628

Note:

1	Includes bank deposits under repurchase agreements of €2,034 million (2023: €1,750 million).
2	Items are measured at fair value and the valuation basis is level 1 classification, which comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets.

The carrying amount of balances at amortised cost approximates their fair value.

Cash and cash equivalents of €1,629 million (2023: €1,572 million) are held in countries with restrictions on remittances but where the balances could be used to repay subsidiaries’ third party liabilities. In addition, those balances could also be used to repay €790 million (2023: €722 million) of intercompany liabilities as at 31 March 2024.

20. Leases

The Group leases assets from other parties (the Group is a lessee) and also leases assets to other parties (the Group is a lessor). This note describes how the Group accounts for leases and provides details about its lease arrangements.

Accounting policies

As a lessee

When the Group leases an asset, a ‘right-of-use asset’ is recognised for the leased item and a lease liability is recognised for any lease payments to be paid over the lease term at the lease commencement date. The right-of-use asset is initially measured at cost, being the present value of the lease payments paid or payable, plus any initial direct costs incurred in entering the lease and less any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis from the commencement date to the earlier of the end of the asset’s useful life or the end of the lease term. The lease term is the non-cancellable period of the lease plus any periods for which the Group is ‘reasonably certain’ to exercise any extension options (see below). The useful life of the asset is determined in a manner consistent to that for owned property, plant and equipment (as described in note 11 ‘Property, plant and equipment’). If right-of-use assets are considered to be impaired, the carrying value is reduced accordingly.

Lease liabilities are initially measured at the value of the lease payments over the lease term that are not paid at the commencement date and are usually discounted using the incremental borrowing rates of the applicable Group entity (the rate implicit in the lease is used if it is readily determinable). Lease payments included in the lease liability include both fixed payments and in-substance fixed payments during the term of the lease.

Notes to the consolidated financial statements (continued)

20. Leases (continued)

After initial recognition, the lease liability is recorded at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate (e.g. an inflation related increase) or if the Group’s assessment of the lease term changes; any changes in the lease liability as a result of these changes also results in a corresponding change in the recorded right-of-use asset unless the right-of-use asset is reduced to zero in which case the remaining amount of the remeasurement is recognised in profit or loss.

Lease modifications that increase the scope of a lease by adding the right to use one or more underlying assets in return for consideration commensurate with the stand-alone price for the additional lease components are treated as separate leases. If a lease modification decreases the scope of the lease, the Group remeasures both the right-of-use asset and the lease liability and recognises any gain or loss in profit or loss. Other lease modifications result in a remeasurement of the lease liability with an adjustment to the right-of-use asset. Remeasured lease liabilities are discounted at the modification date using a current discount rate.

As a lessor

Where the Group is a lessor, it determines at inception whether the lease is a finance or an operating lease. When a lease transfers substantially all the risks and rewards of ownership of the underlying asset then the lease is a finance lease; otherwise the lease is an operating lease.

Where the Group is an intermediate lessor, the interests in the head lease and the sublease are accounted for separately and the lease classification of a sublease is determined by reference to the right-of-use asset arising from the head lease.

Income from operating leases is recognised on a straight-line basis over the lease term. Income from finance leases is recognised at lease commencement with any interest income recognised over the lease term.

Lease income is recognised as revenue for transactions that are part of the Group’s ordinary activities (i.e. primarily leases of handsets or other equipment to customers, leases of wholesale access to the Group’s fibre and cable networks and leases of tower infrastructure assets). The Group uses IFRS 15 principles to allocate the consideration in contracts between any lease and non-lease components.

The Group’s leasing activities as a lessee

The Group leases buildings for its retail stores, offices and data centres, land on which to construct mobile base stations, space on mobile base stations to place active RAN equipment and network space (primarily rack space or duct space). In addition, the Group leases fibre and other fixed connectivity to provide internal connectivity for the Group’s operations and on a wholesale basis from other operators to provide fixed connectivity services to the Group’s customers.

The Group’s general approach to determining lease term by class of asset is described in note 1 ‘Basis of preparation’ under ‘Critical accounting judgements and key sources of estimation uncertainty’.

Notes to the consolidated financial statements (continued)

20. Leases (continued)

Most of the Group’s leases include future price increases through fixed percentage increases, indexation to inflation measures on a periodic basis or rent review clauses. Other than fixed percentage increases the lease liability does not reflect the impact of these future increases unless the measurement date has passed. The Group’s leases contain no material variable payments clauses other than those related to the number of operators sharing space on third party mobile base stations.

Optional lease periods

Where practicable the Group seeks to include extension or break options in leases to provide operational flexibility, therefore many of the Group’s lease contracts contain optional periods. The Group’s policy on assessing and reassessing whether it is reasonably certain that the optional period will be included in the lease term is described in note 1 ‘Basis of preparation’ under ‘Critical accounting judgements and key sources of estimation uncertainty’.

After initial recognition of a lease, the Group only reassesses the lease term when there is a significant event or a significant change in circumstances, which was not anticipated at the time of the previous assessment. Significant events or significant changes in circumstances could include merger and acquisition or similar activity, significant expenditure on the leased asset not anticipated in the previous assessment, or detailed management plans indicating a different conclusion on optional periods to the previous assessment. Where a significant event or significant change in circumstances does not occur, the lease term and therefore lease liability and right-of-use asset value, will decline over time.

Notes to the consolidated financial statements (continued)

20. Leases (continued)

The Group’s cash outflow for leases in the year ended 31 March 2024 was €3,567 million (2023 re-presented1: €3,067 million, 2022 re-presented1: €3,018 million) and absent significant future changes in the volume of the Group’s activities or other strategic or structural changes to the Group resulting in the use of more or fewer owned assets, this level of cash outflow from leases would be expected to continue for future periods, subject to contractual price increases. The future cash outflows included within lease liabilities are shown in the maturity analysis below. The maturity analysis only includes the reasonably certain payments to be made; cash outflows in these future periods will likely exceed these amounts as payments will be made on optional periods not considered reasonably certain at present and on new leases entered into in future periods.

The Group’s leases for customer connectivity are normally either under regulated access or network sharing or similar preferential access arrangements and as a result the Group normally has significant flexibility over the term it can lease such connections for; generally the notice period required to cancel the lease is less than the notice period included in the service contract with the end customer. As a result, the Group does not have any significant cash exposure to optional periods on customer connectivity as the Group can cancel the lease when the service agreement ends. In some circumstances the Group is committed to minimum spend amounts for connectivity leases, which are included within reported lease liabilities.

Sale and leaseback

In the year ended 31 March 2023, the Group disposed of its interest in Vantage Towers A.G. (‘Vantage Towers’) into a new joint venture, Oak Holdings 1 GmbH (‘Oak’); Vodafone retained an interest of 64.2% in Oak, which owns 89.3% of Vantage Towers (see note 27 ‘Acquisitions and disposals’ for additional details). The Group has agreements with Vantage Towers to lease back spaces on its towers (see note 30 ‘Related party transactions’). The Group de-recognised assets related to the mobile base stations with a net book value of €4,793 million. A total net gain on disposal of €9,287 million was realised in the year ended 31 March 2023 as a result of the disposal of Vantage Towers; €680 million of this gain, reflecting the gain on the proportion of sold towers retained through the leaseback, was recorded in the year ended 31 March 2023 as a reduction in the value of the right-of-use asset recognised for the leaseback of tower space and will be realised as a reduction in depreciation over the term of the leaseback until November 2028. Other sale and leaseback transactions entered into by the Group were not material, individually or in aggregate.

Amounts recognised in the primary financial statements in relation to lessee transactions

Right-of-use assets

The carrying value of the Group’s right-of-use assets, depreciation charge for the year and additions during the year are disclosed in note 11 ‘Property, plant and equipment’.

Lease liabilities

The Group’s lease liabilities are disclosed in note 21 ‘Borrowings’. The maturity profile of the Group’s lease liabilities is as follows:

	2024	2023
	€m	€m
Within one year	2,603	3,452
In more than one year but less than two years	1,984	2,574
In more than two years but less than three years	1,599	2,200
In more than three years but less than four years	1,461	1,981
In more than four years but less than five years	1,129	1,810
In more than five years	2,366	3,240
	11,142	15,257
Effect of discounting	(1,470)	(1,893)
Lease liability - as disclosed in note 21 ‘Borrowings’	9,672	13,364

At 31 March 2024 the Group has committed to enter into future lease contracts with future undiscounted lease payments of €1,339 million (31 March 2023 restated2: €1,491 million) which includes €1,031 million (31 March 2023: €1,171 million) of commitments to Vantage Towers A.G. for tower leases which are due to commence over the period until March 2026 and which will be payable during the eight year lease term following the commencement of respective individual leases.

Notes:

1

The cash outflows for the years ended 31 March 2023 and 31 March 2022 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations, decreasing the previously disclosed amounts by €1,412 million (2022: €1,320 million). See note 7 ‘Discontinued operations and assets held for sale’ for more information.

2	The prior year comparative amount has been restated to reflect the commitments to Vantage Towers A.G. that were not previously reported.

Notes to the consolidated financial statements (continued)

20. Leases (continued)

Interest expense on lease liabilities for the year is disclosed in note 5 ‘Investment income and financing costs’.

The Group has no material liabilities under residual value guarantees and makes no material variable payments not included in the lease liability. The Group does not apply either the short term or low value expedient options in IFRS 16 'Leases'.

The Group’s leasing activities as a lessor

The Group has a wide range of lessor activities with consumer and enterprise customers, other telecommunication companies and other companies. With consumer and enterprise customers, the Group generates lease income from the provision of handsets, routers and other communications equipment. The Group provides wholesale access to the Group’s fibre and cable networks, leases out space on the Group’s owned mobile base stations to other telecommunication companies and subleases certain retained mobile base station sites to telecommunication tower companies. In addition, the Group subleases retail stores to franchise partners in certain markets and leases out surplus assets (e.g. vacant offices and retail stores) to other companies.

Lessor transactions are classified as operating or finance leases based on whether the lease transfers substantially all of the risks and rewards incidental to ownership of the asset. Leases are individually assessed, but generally, the Group’s lessor transactions in the year are classified as:

–	Operating leases where the Group provides wholesale access to its fibre and cable networks, provides routers or similar equipment to fixed customers or is lessor of space on owned mobile base stations; and
–	Finance leases where the Group is sub-lessor of handsets or similar items in back-to-back arrangements or where surplus assets or certain retained mobile base stations sites are sublet out for all or substantially all of the remaining head lease term.

The Group’s income as a lessor in the year is as follows:

		Re-presented[1]	Re-presented[1]
	2024	2023	2022
	€m	€m	€m
Operating leases
Lease revenue (note 2 'Revenue disaggregation and segmental analysis')	463	673	673
Income from leases not recognised as revenue	38	37	36

Substantially all of the Group’s income as a lessor is operating lease income.

Notes to the consolidated financial statements (continued)

20. Leases (continued)

The committed amounts to be received from the Group’s operating leases are as follows:

	Maturity
	Within one	In one to two	In two to	In three to four	In four to five	In more than
	year	years	three years	years	years	five years	Total
	€m	€m	€m	€m	€m	€m	€m
Committed operating lease payments due to the Group as a lessor
31 March 2024	296	121	29	16	9	20	491
31 March 2023 Re-presented[2]	275	114	30	14	7	4	444
31 March 2022 Re-presented[2]	487	234	153	126	113	342	1,455

The Group recognises a net investment in leases (receivables) as a result of providing finance leases as a lessor, which are disclosed in note 14 ‘Trade and other receivables’. The maturity profile of the Group’s net investment in leases is as follows:

	2024	2023
	€m	€m
Within one year	106	111
In more than one year but less than two years	80	88
In more than two years but less than three years	56	67
In more than three years but less than four years	49	54
In more than four years but less than five years	35	47
In more than five years	17	39
	343	406
Unearned finance income	(33)	(33)
Net investment in leases - as disclosed in note 14 ‘Trade and other receivables’	310	373

The Group has no material lease income arising from variable lease payments.

Notes:

1

The results for the years ended 31 March 2023 and 31 March 2022 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations, decreasing the previously disclosed amounts of lease revenue and income from leases not recognised as revenue by €78 million (2022: €85 million) and €10 million (2022: €9 million), respectively. See note 7 ‘Discontinued operations and assets held for sale’ for more information.

2

The committed operating lease payments as of 31 March 2023 and 31 March 2022 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations, decreasing the previously disclosed total amounts by €51 million (2022: €54 million). See note 7 ‘Discontinued operations and assets held for sale’ for more information.

21. Borrowings

The Group’s sources of borrowing for funding and liquidity purposes come from a range of committed bank facilities and through short-term and long-term issuances in the capital markets including bond and commercial paper issues and bank loans. Liabilities arising from the Group’s lease arrangements are also reported in borrowings; see note 20 ‘Leases’. We manage the basis on which we incur interest on debt between fixed interest rates and floating interest rates depending on market conditions using interest rate derivatives. The Group enters into foreign exchange contracts to mitigate the impact of exchange rate movements on certain monetary items.

Accounting policies

Interest-bearing loans and overdrafts are initially measured at fair value (which is equal to cost at inception), and are subsequently measured at amortised cost, using the effective interest rate method. Where they are identified as a hedged item in a designated fair value hedge relationship, fair value adjustments are recognised in accordance with our policy (see note 22 ‘Capital and financial risk management’). Any difference between the proceeds net of transaction costs and the amount due on settlement or redemption of borrowings is recognised over the term of the borrowing.

Notes to the consolidated financial statements (continued)

21. Borrowings (continued)

Borrowings

	2024	2023
	€m	€m
Non-current borrowings
Bonds	39,451	39,512
Bank loans	402	487
Lease liabilities (note 20)	7,416	10,318
Other borrowings[1]	1,059	1,352
	48,328	51,669
Current borrowings
Bonds	1,292	4,604
Bank loans	365	308
Lease liabilities (note 20)	2,256	3,046
Collateral liabilities	2,628	4,886
Bank borrowings secured against Indian assets	1,720	1,485
Other borrowings[1]	398	392
	8,659	14,721
Borrowings	56,987	66,390

Note:

1	Includes €862 million (2023: €1,140 million) and €158 million (2023: €196 million) of licence and spectrum fees payable in non-current and current borrowings respectively.

The fair value of the Group’s financial liabilities held at amortised cost approximate to fair value with the exception of long-term bonds with a carrying value of €39,451 million (2023: €39,512 million) which have a fair value of €35,885 million (2023: €35,044 million). Fair value is based on level 1 of the fair value hierarchy using quoted market prices.

The Group’s current borrowings also include €1,720 million (2023: €1,485 million) of bank borrowings that are secured against the Group’s shareholdings in Indus Towers and Vodafone Idea (see note 12 ‘Investments in Associates and Joint Ventures’ for further details of these assets) and will be repaid through the realisation of proceeds from those assets. This arrangement contains an embedded derivative option which has been separately fair valued and is presented within derivative assets in current assets (see note 14 ‘Trade and other receivables’).

The Group’s borrowings, which include certain bonds that have been designated in hedge relationships, are carried at €1,229 million higher (2023: €1,282 million higher) than their euro equivalent redemption value. In addition, where bonds are issued in currencies other than euros, the Group has entered into foreign currency swaps to fix the euro cash outflows on redemption. The impact of these swaps is not reflected in borrowings and would decrease the euro equivalent redemption value of the bonds by €1,559 million (2023: €1,440 million).

Commercial paper programmes

The Group currently have US and euro commercial paper programmes of US$15 billion (€13.9 billion) and €10 billion respectively which are available to be used to meet short-term liquidity requirements. At 31 March 2024 both programmes remained undrawn.

The commercial paper facilities were supported by US$4.0 billion (€3.7 billion) and €4.1 billion of syndicated committed bank facilities. No amounts had been drawn under these facilities.

Bonds

We have two €30 billion euro medium-term note programmes and a US shelf programme which are used to meet medium to long-term funding requirements. At 31 March 2024 the total amounts in issue under these programmes split by currency were US$19.7 billion, €15.0 billion, £4.1 billion, AUS$0.5 billion, HKD$2.1 billion, NOK2.2 billion, CHF0.7 billion and JPY10.0 billion.

At 31 March 2024 the Group had bonds outstanding with a nominal value equivalent to €39.5 billion. During the year ended 31 March 2024, bonds with a nominal value of €0.8 billion and £0.5 billion (€0.6 billion) were issued utilising the euro medium-term note programme. During the year bonds with nominal value €1.6 billion and US$0.3 billion (€0.3 billion) were re-purchased and bonds with a nominal value €1.8 billion and US$ 1.3 billion (€1.2 billion) matured.

Bonds mature between 2024 and 2063 (2023: 2023 and 2063) and have interest rates between 0.375% and 8% (2023: 0.375% and 7.875%).

Notes to the consolidated financial statements (continued)

21. Borrowings (continued)

Mandatory convertible bonds

In March 2023 the Group concluded the last remaining share buybacks related to its mandatory convertible bonds (‘MCBs’) issuances, for which the last outstanding tranche had matured during 2022. As at 31 March 2024, no further MCBs or related instruments remain outstanding.

Treasury shares

The Group held a maximum of 1,825,624,610 (2023: 1,825,691,429) of its own shares during the year which represented 6.3% (2023: 6.3%) of issued share capital at that time.

22. Capital and financial risk management

This note details the treasury management and financial risk management objectives and policies, as well as the exposure and sensitivity of the Group to credit, liquidity, interest and foreign exchange risk, and the policies in place to monitor and manage these risks.

Accounting policies

Financial instruments

Financial assets and financial liabilities, in respect of financial instruments, are recognised on the Group’s consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities and equity instruments

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that provides a residual interest in the assets of the Group after deducting all of its liabilities and includes no obligation to deliver cash or other financial assets. The accounting policies adopted for specific financial liabilities and equity instruments are set out below.

Derivative financial instruments and hedge accounting

The Group’s activities expose it to the financial risks of changes in foreign exchange rates and interest rates which it manages using derivative financial instruments. The use of financial derivatives is governed by the Group’s policies approved by the Board of Directors, which provide written principles on the use of financial derivatives consistent with the Group’s risk management strategy. The Group does not use derivative financial instruments for speculative purposes.

The Group designates certain derivatives as:

–	hedges of the change in fair value of recognised assets and liabilities (‘fair value hedges’);
–	hedges of highly probable forecast transactions or hedges of foreign currency or interest rate risks of firm commitments (‘cash flow hedges’); or
–	hedges of net investments in foreign operations.

Notes to the consolidated financial statements (continued)

22. Capital and financial risk management (continued)

Derivative financial instruments are initially measured at fair value on the contract date and are subsequently re-measured to fair value at each reporting date. Changes in values of all derivatives of a financing nature are included within investment income and financing costs in the income statement unless designated in an effective cash flow hedge relationship or a hedge of a net investment in foreign operations when the effective portion of changes in value are deferred to other comprehensive income. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. For fair value hedges, the carrying value of the hedged item is also adjusted for changes in fair value for the hedged risk, with gains and losses recognised in the income statement.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. When hedge accounting is discontinued, any gain or loss recognised in other comprehensive income at that time remains in equity and is recognised in the income statement when the hedged transaction is ultimately recognised in the income statement.

For cash flow hedges, when the hedged item is recognised in the income statement, amounts previously recognised in other comprehensive income and accumulated in equity for the hedging instrument are reclassified to the income statement. However, when the hedged transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognised in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability. If a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognised immediately in the income statement.

For net investment hedges, gains and losses accumulated in other comprehensive income are included in the income statement when the foreign operation is disposed of.

Capital management

The following table summarises the capital of the Group at 31 March:

	2024	2023
	€m	€m
Borrowings (note 21)	56,987	66,390
Cash and cash equivalents (note 19)	(6,183)	(11,705)
Derivative financial instruments included in trade and other receivables (note 14)	(4,226)	(6,124)
Derivative financial instruments included in trade and other payables (note 15)	1,524	1,422
Short-term investments (note 13)	(3,225)	(4,305)
Collateral assets (note 13)	(741)	(239)
Financial liabilities under put option arrangements	–	485
Equity	60,998	64,483
Capital	105,134	110,407

The Group’s policy is to borrow centrally using a mixture of long-term and short-term capital market issues and borrowing facilities to meet anticipated funding requirements. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries.

Dividends from joint ventures and associates and to non-controlling shareholders

Dividend policies within shareholder agreements for certain of the Group’s associates and joint ventures give the Group certain rights to receive dividends but are generally paid at the discretion of the Board of Directors or shareholders. We do not have existing obligations to pay dividends to non-controlling interest partners of our subsidiaries. The amount of dividends received and paid in the year are disclosed in the consolidated statement of cash flows.

Notes to the consolidated financial statements (continued)

22. Capital and financial risk management (continued)

Sale of trade receivables

During the year, the Group sold certain trade receivables to a number of financial institutions. Whilst there are no repurchase obligations in respect of these receivables, the Group provided credit guarantees which would only become payable if default rates were significantly higher than historical rates. The credit guarantee is not considered substantive and substantially all risks and rewards associated with the receivables passed to the purchaser at the date of sale, therefore the receivables were derecognised. The maximum payable under the guarantees at 31 March 2024 was €1,929 million (2023: €1,927 million). No provision has been made in respect of these guarantees as the likelihood of a cash outflow has been assessed as remote.

Supplier financing arrangements

The Group offers suppliers the opportunity to use supply chain financing (‘SCF’). SCF allows suppliers that decide to use it to receive funding earlier than the invoice due date. At 31 March 2024, the financial institutions that run the SCF programmes had purchased €2.2 billion (2023: €2.4 billion) of outstanding supplier invoices, principally from larger suppliers. The Group does not provide any financial guarantees to the financial institutions under this programme and continues to cash settle supplier payables in accordance with their contractual terms. As such, the programme does not change the Group’s net debt, trade payable balances or cash flows.

The Group evaluates supplier arrangements against a number of indicators to assess if the payable continues to hold the characteristics of a trade payable or should be classified as borrowings; these indicators include whether the payment terms exceed the shorter of customary payment terms in the industry or 180 days. At 31 March 2024, none of the payables subject to supplier financing arrangements met the criteria to be reclassified as borrowings.

Financial risk management

The Group’s treasury function centrally manages the Group’s funding requirement, net foreign exchange exposure, interest rate management exposures and counterparty risk arising from investments and derivatives. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by the Board, most recently in March 2024. A treasury risk committee comprising of the Group’s Chief Financial Officer, Group General Counsel and Company Secretary, Group Corporate Finance Director, Group Treasury Director and Group Director of Financial Controlling and Operations meets three times a year to review treasury activities and its members receive management information relating to treasury activities on a quarterly basis. The Group’s Internal Auditor reviews the internal control environment regularly.

No bonds issued by the Group or the Revolving Credit Facilities are subject to financial covenant ratios. Approximately €32 billion (2023: €35 billion) of issued bonds have a change of control clause. The Group uses derivative instruments for currency and interest rate risk management purposes that are transacted by specialist treasury personnel. The Group mitigates banking sector credit risk by the use of collateral support agreements.

The Group’s financial risk management policies seek to reduce the Group’s exposure to any future disruption to financial markets, including any future impacts from global economic and political uncertainty and other macro economic events.

The Group has combined cash and cash equivalent and short-term investments of €9.4 billion, providing significant headroom over short-term liquidity requirements. Additionally the Group maintains undrawn revolving credit facilities of €7.8 billion euro equivalent. As at 31 March 2024 and after hedging, substantially all the Group’s borrowings are held on a fixed interest basis, mitigating exposure to interest rate risk. The Group has no significant currency exposures other than positions in economic hedging relationships. The Group’s credit risk under financing activities is spread across a portfolio of highly rated institutions to reduce counterparty exposures and derivative balances are substantially all collateralised. The Group’s operating activities result in customer credit risk, for which provisions for expected credit losses are recognised.

Notes to the consolidated financial statements (continued)

22. Capital and financial risk management (continued)

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial asset leading to a financial loss for the Group. The Group is exposed to credit risk from its operating activities and from its financing activities, the Group considers its maximum exposure to credit risk at 31 March to be:

	2024	2023
	€m	€m
Cash and bank deposits (note 19)	4,168	3,924
Money market funds (note 19)	2,015	7,781
Managed investment funds (note 13)	2,024	2,967
Bonds and debt securities (note 13)	2,142	2,337
Collateral assets (note 13)	741	239
Other investments (note 13)	1,126	2,473
Derivative financial instruments (note 14)	4,226	6,124
Trade receivables (note 14)[1]	5,513	6,158
Contract assets and other receivables (note 14)	4,067	4,353
Financial Guarantees[2]	2,038	3,381
	28,060	39,737

Note:

1	Includes amounts guaranteed under sales of trade receivables €1,929 million (2023: €1,927 million).
2	Principally comprises Vodafone Group Plc’s guarantee of the Group’s share in a multicurrency loan facility, amounting to US$1 billion and €0.6 billion (2023: US$1.75 billion), which forms part of its overall joint venture investment in TPG Telecom Ltd. The Group’s share of these loan balances is included in the net investment in joint venture (see note 12 'Investments in associates and joint arrangements'). Financial guarantees also includes INR42.5 billion (2023: INR42.5 billion) in relation to the secondary pledge over shares owned by Vodafone Group in Indus Towers (see note 29 'Contingent liabilities and legal proceedings').

Expected credit loss

The Group has financial assets classified and measured at amortised cost and fair value through other comprehensive income that are subject to the expected credit loss model requirements of IFRS 9. Cash and bank deposits and certain other investments are both classified and measured at amortised cost and subject to impairment requirements. However, the identified expected credit loss is considered to be immaterial.

Information about expected credit losses for trade receivables and contract assets can be found under ‘Operating activities’ on page 195.

Financing activities

The Group invests in government securities on the basis they generate a fixed rate of return and are amongst the most creditworthy of investments available.

Investments are made in accordance with established internal treasury policies which dictate the scaled maximum exposure permissible in relation to an investment’s long-term credit rating. The Group invests in AAA unsecured money market mutual funds, where the investment is limited to 10% of each fund; A to AAA government securities, both directly and through money market mutual funds; and has two managed investment funds that hold securities with an average credit quality of AA.

In respect of financial instruments used by the Group’s treasury function, the aggregate credit risk the Group may have with one counterparty is limited by reference to the long-term credit ratings assigned for that counterparty by Moody’s, Fitch Ratings and Standard & Poor’s. Furthermore, collateral support agreements reduce the Group’s exposure to counterparties who must post collateral when there is value due to the Group under outstanding derivative contracts that exceeds a contractually agreed threshold amount. When value is due to the counterparty the Group is required to post collateral on identical terms. Such cash collateral is adjusted daily as necessary.

Notes to the consolidated financial statements (continued)

22. Capital and financial risk management (continued)

In the event of any default, ownership of the collateral would revert to the respective holder at that point. Detailed below is the value of the cash collateral, which is reported within current borrowings, held by the Group at 31 March:

	2024	2023
	€m	€m
Collateral liabilities	2,628	4,886

In addition, as discussed in note 29 ‘Contingent liabilities and legal proceedings’, the Group has covenanted to provide security in favour of the trustee of the Vodafone Group UK Pension Scheme in respect of the funding deficit in the scheme and pledged security in relation to the Indus Towers merger. The Group has also pledged cash as collateral against derivative financial instruments as disclosed in note 13 ‘Other investments’.

Operating activities

Customer credit risk is managed by the Group’s business units which each have policies, procedures and controls relating to customer credit risk management. Outstanding trade receivables and contract assets are regularly reviewed to monitor any changes in credit risk with concentrations of credit risk considered to be limited given that the Group’s customer base is large and unrelated. The Group applies the simplified approach and records lifetime expected credit losses for trade receivables and contract assets. Expected credit losses are measured using historical cash collection data for periods of at least 24 months wherever possible and grouped into various customer segments based on product or customer type. The historical loss rates are adjusted where macroeconomic factors, for example changes in interest rates or unemployment rates, or other commercial factors are expected to have a significant impact when determining future expected credit loss rates. For trade receivables the expected credit loss provision is calculated using a provision matrix, in which the provision increases as balances age, and for receivables paid in instalments and contract assets a weighted loss rate is calculated to reflect the period over which the amounts become due for payment by the customer. Trade receivables and contract assets are written off when each business unit determines there to be no reasonable expectation of recovery and enforcement activity has ceased.

Movements in the allowance for expected credit losses during the year were as follows:

					Trade receivables held
			Trade receivables held		at fair value through
	Contract assets		at amortised cost		other comprehensive income
	Re-presented[1]		Re-presented[1]		Re-presented[1]
	2024	2023	2024	2023	2024	2023
	€m	€m	€m	€m	€m	€m
1 April	78	83	1,149	1,342	71	108
Exchange movements	(1)	(3)	(41)	(72)	1	1
Amounts charged to credit losses on financial assets	96	128	419	360	82	17
Transfer of assets held for sale	(31)	6	(324)	256	(16)	2
Other[2]	(122)	(136)	(438)	(737)	(60)	(57)
31 March	20	78	765	1,149	78	71

Notes:

1	The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 ‘Discontinued operations and assets held for sale’ for more information.
2	Primarily utilisation of the provision by way of write-off.

Notes to the consolidated financial statements (continued)

22. Capital and financial risk management (continued)

Expected credit losses are presented as net credit losses on financial assets within operating profit and subsequent recoveries of amounts previously written off are credited against the same line item.

The majority of the Group’s trade receivables are due for maturity within 90 days and largely comprise amounts receivable from consumers and business customers. The table below presents information on trade receivables past due¹ and their associated expected credit losses:

		Trade receivables at amortised cost past due
		30 days	31-60	61-180	180
31 March 2024	Due €m	or less €m	days €m	days €m	days+ €m	Total €m
Gross carrying amount	2,199	347	122	308	638	3,614
Expected credit loss allowance	(52)	(56)	(26)	(111)	(520)	(765)
Net carrying amount	2,147	291	96	197	118	2,849

		Trade receivables at amortised cost past due
		30 days	31–60	61–180	180
31 March 2023	Due €m	or less €m	days €m	days €m	days+ €m	Total €m
Gross carrying amount	2,465	599	163	329	957	4,513
Expected credit loss allowance	(67)	(64)	(50)	(173)	(831)	(1,185)
Net carrying amount	2,398	535	113	156	126	3,328

Note:

1	Contract assets relate to amounts not yet due from customers. These amounts will be reclassified as trade receivables before they become due. Trade receivables at fair value through other comprehensive income are not materially past due.

Notes to the consolidated financial statements (continued)

22. Capital and financial risk management (continued)

Liquidity risk

Liquidity is reviewed daily on at least a 12 month rolling basis and stress tested on the assumption that any commercial paper outstanding matures and is not reissued. The Group maintains substantial cash and cash equivalents which at 31 March 2024 amounted to cash €6.2 billion (2023: €11.7 billion) and undrawn committed facilities of €8.0 billion (2023: €8.0 billion), principally US dollar and euro revolving credit facilities of US$4.0 billion (€3.7 billion) and €4.1 billion and which mature in 2028 and 2029 respectively. The Group manages liquidity risk on non-current borrowings by maintaining a varied maturity profile with a cap on the level of debt maturity in any one calendar year, therefore minimising refinancing risk. Non-current borrowings mature between 1 and 39 years.

The maturity profile of the anticipated future cash flows including interest in relation to the Group’s non-derivative financial liabilities on an undiscounted basis which, therefore, differs from both the carrying value and fair value, is as follows:

						Trade payables and
Maturity profile[1]	Bank loans €m	Bonds €m	Lease liabilities €m	Other2 €m	Total borrowings €m	other financial liabilities3 €m	Total €m
Within one year	365	2,871	2,603	4,747	10,586	10,891	21,477
In one to two years	140	5,860	1,984	247	8,231	128	8,359
In two to three years	27	5,608	1,599	245	7,479	–	7,479
In three to four years	91	2,310	1,461	226	4,088	–	4,088
In four to five years	161	3,437	1,129	422	5,149	–	5,149
In more than five years	72	40,826	2,366	277	43,541	–	43,541
	856	60,912	11,142	6,164	79,074	11,019	90,093
Effect of discount/financing rates	(89)	(20,169)	(1,470)	(359)	(22,087)	(7)	(22,094)
31 March 2024	767	40,743	9,672	5,805	56,987	11,012	67,999
Within one year	308	6,234	3,452	6,764	16,758	15,370	32,128
In one to two years	235	3,070	2,574	423	6,302	51	6,353
In two to three years	110	5,725	2,200	259	8,294	–	8,294
In three to four years	18	5,500	1,981	258	7,757	–	7,757
In four to five years	70	2,212	1,810	233	4,325	–	4,325
In more than five years	128	42,325	3,240	599	46,292	–	46,292
	869	65,066	15,257	8,536	89,728	15,421	105,149
Effect of discount/financing rates	(74)	(20,950)	(1,893)	(421)	(23,338)	(3)	(23,341)
31 March 2023	795	44,116	13,364	8,115	66,390	15,418	81,808

Notes:

1

Maturities reflect contractual cash flows applicable except in the event of a change of control or event of default, upon which lenders have the right, but not the obligation, to request payment within 30 days. This also applies to undrawn committed facilities. There is no debt that is subject to a material adverse change clause. Where there is a choice of contractual cash flow dates, principally on 'hybrid bonds', the expected settlement date is used.

2

Includes spectrum licence payables with maturity profile €153 million (2023: €196 million) within one year, €187 million (2023: €170 million) in one to two years, €187 million (2023: €199 million) in two to three years, €187 million (2023: €199 million) in three to four years, €187 million (2023: €199 million) in four to five years and €276 million (2023: €587 million) in more than five years. Also includes €2,628 million (2023: €4,886 million) in relation to cash received under collateral support agreements shown within 1 year.

3	Includes financial liabilities under put option arrangements and non-derivative financial liabilities presented within trade and other payables.

Notes to the consolidated financial statements (continued)

22. Capital and financial risk management (continued)

The maturity profile of the Group’s financial derivatives (which include interest rate swaps, cross-currency interest rate swaps and foreign exchange swaps) using undiscounted cash flows, is as follows:

	2024			2023
	Payable[1]	Receivable[1]	Total	Payable[1]	Receivable[1]	Total
	€m	€m	€m	€m	€m	€m
Within one year	(7,181)	7,886	705	(17,845)	18,527	682
In one to two years	(4,984)	5,466	482	(3,534)	4,055	521
In two to three years	(5,496)	5,910	414	(4,028)	4,441	413
In three to four years	(2,457)	2,909	452	(2,186)	2,567	381
In four to five years	(3,451)	4,020	569	(2,265)	2,681	416
In more than five years	(40,415)	46,561	6,146	(38,494)	44,586	6,092
	(63,984)	72,752	8,768	(68,352)	76,857	8,505
Effect of discount/financing rates			(6,066)			(3,803)
Financial derivative net receivable			2,702			4,702

Note:

1	Payables and receivables are stated separately in the table above where cash settlement is on a gross basis.

Market risk

Interest rate management

Under the Group’s interest rate management policy, interest rates on long-term monetary assets and liabilities are principally maintained on a fixed rate basis.

At 31 March 2024 and after hedging, substantially all of our outstanding liabilities are held on a fixed interest rate basis in accordance with treasury policy.

For each one hundred basis point rise in market interest rates for all currencies in which the Group had borrowings at 31 March 2024 there would be an increase in profit before tax by €13 million (2023: €27 million) including mark to market revaluations of interest rate and other derivatives and the potential interest on cash and short-term investments. There would be no material impact on equity.

At 31 March 2024, the Group had limited exposure through interest rate derivatives and floating rate bonds referencing LIBOR and other interbank offered rates (IBORs).

Foreign exchange management

As Vodafone’s primary listing is on the London Stock Exchange its share price is quoted in sterling. Since the sterling share price represents the value of its future multi-currency cash flows, principally in euro, South African rand and sterling, the Group maintains the currency of debt and interest charges in proportion to its expected future principal cash flows and has a policy to hedge external foreign exchange risks on transactions denominated in other currencies above a certain de minimis level.

At 31 March 2024 6% of net debt was denominated in currencies other than euro (4% South African rand and 2% other). This allows South African rand to be serviced in proportion to expected future cash flows and therefore provides a partial economic hedge against income statement translation exposure.

Under the Group’s foreign exchange management policy, foreign exchange transaction exposure in Group companies is generally maintained at the lower of €5 million per currency per month or €15 million per currency over a six month period.

The Group recognises foreign exchange movements in equity for the translation of net investment hedging instruments and balances treated as investments in foreign operations. However, there is no net impact on equity for exchange rate movements on net investment hedging instruments as there would be an offset in the currency translation of the foreign operation. At 31 March 2024 the Group held financial liabilities in a net investment hedge against the Group’s South African rand operations. Sensitivity to foreign exchange movements on the hedging liabilities, analysed against a strengthening of the South African rand by 10% (2023: 12%) would result in a decrease in equity of €154 million (2023: €267million) which would be fully offset by foreign exchange movements on the hedged net assets. In addition, cash flow hedges of principally US dollar borrowings would result in an increase in equity of €73 million (2023: €204 million) against a strengthening of US dollar by 3% (2023: 5%).

Notes to the consolidated financial statements (continued)

22. Capital and financial risk management (continued)

The Group income statement is exposed to foreign exchange risk from both the generation of profits and losses in currencies other than euro and from the translation of balance sheet items not held in functional currency.

The following table details the Group’s sensitivity to foreign exchange risk. The percentage movement applied to the currency is based on the average movements in the previous three annual reporting periods.

	2024	2023
	€m	€m
Increase/ (decrease) in Profit before taxation
EGP 43% change (2023: 27%)	191	116
TRY 54% change (2023: 43%)	104	33
ZAR 10% change (2023: 12%)	60	87
GBP 2% change (2023: 3%)	(50)	(46)

Equity risk

As noted on page 201, the Group has an embedded derivative option with valuation inputs that include the quoted share prices for Indus Towers and Vodafone Idea. The Group’s sensitivity to a 40% increase / decrease in the combined share price input to the option valuation model would result in a decrease / increase in profit before tax of €19 million / €137 million (2023: €116m / €445 million). The percentage sensitivity applied is based on the 12month volatility of the combined share prices.

There is no material equity risk relating to the Group’s equity investments which are detailed in note 13 ‘Other investments’.

Risk management strategy of hedge relationships

The risk strategies of the designated cash flow, fair value, and net investment hedges reflect the above market risk strategies.

The objective of the cash flow hedges is principally to convert foreign currency denominated fixed rate borrowings in US dollar, pound sterling, Australian dollar, Swiss franc, Hong Kong dollar, Japanese yen, Norwegian krona and US dollar floating rate borrowings into euro fixed rate borrowings and hedge the foreign exchange spot rate and interest rate risk. There are also cash flow hedges of certain subsidiary expenditure not denominated in functional currency of the entity, to hedge foreign exchange spot risk. Derivative financial instruments designated in cash flow hedges are cross-currency interest rate swaps and foreign exchange swaps and forwards. The swap maturity dates and liquidity profiles of the nominal cash flows match those of the underlying borrowings and exposures.

The objective of the net investment hedges is to hedge foreign exchange risk in foreign operations. Derivative financial instruments designated in net investment hedges are cross-currency interest rate swaps and foreign exchange swaps. The hedging instruments are rolled on an ongoing basis as determined by the nature of the business.

Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.

For hedges of foreign currency denominated borrowings and investments, the Group uses a combination of cross-currency and foreign exchange swaps to hedge its exposure to foreign exchange risk and interest rate risk and enters into hedge relationships where the critical terms of the hedging instrument match with the terms of the hedged item. Therefore the Group expects a highly effective hedging relationship with the swap contracts and the value of the corresponding hedged items to change systematically in the opposite direction in response to movements in the underlying exchange rates and interest rates. The Group therefore performs a qualitative assessment of effectiveness. If changes in circumstances affect the terms of the hedged item such that the critical terms no longer match with the critical terms of the hedging instrument, the Group uses the hypothetical derivative method to assess effectiveness.

Notes to the consolidated financial statements (continued)

22. Capital and financial risk management (continued)

Hedge ineffectiveness may occur due to:

a) The fair value of the hedging instrument on the hedge relationship designation date if the fair value is not nil;

b) Changes in the contractual terms or timing of the payments on the hedged item; and

c) A change in the credit risk of the Group or the counterparty with the hedging instrument.

The hedge ratio for each designation will be established by comparing the quantity of the hedging instrument and the quantity of the hedged item to determine their relative weighting; for all of the Group’s existing hedge relationships the hedge ratio has been determined as 1:1.

The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market rates and foreign currency rates prevailing at 31 March. The valuation basis is level 2 of the fair value hierarchy. This classification comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset and liability, either directly or indirectly. Derivative financial assets and liabilities are included within trade and other receivables and trade and other payables in the statement of financial position.

The following table represents the carrying values and nominal amounts of derivatives in a continued hedge relationship as at 31 March.

				Other comprehensive income				Weighted average
				Opening	(Gain)/	Gain/(Loss)	Closing
		Carrying	Carrying	balance	Loss	recycled to	balance			Euro
	Nominal	value	value	1 April	deferred to	financing	31 March			interest
At 31 March 2024	amounts €m	assets €m	liabilities €m	2023 €m	OCI €m	costs €m	2024[1] €m	Maturity year	FX rate	rate %
Cash flow hedges - foreign currency risk[2]
Cross-currency and foreign exchange swaps:
- US dollar bonds	16,756	2,689	188	(2,709)	1,775	124	(810)	2039	1.18	3.29
- Australian dollar bonds	288	–	2	(21)	14	(6)	(13)	2027	1.56	1.57
- Swiss franc bonds	624	80	–	(3)	(22)	15	(10)	2026	1.08	1.57
- Pound sterling bonds	4,771	45	362	(37)	244	126	333	2043	0.86	4.05
- Hong Kong dollar bonds	233	20	–	(5)	2	3	–	2028	9.08	1.92
- Japanese yen bonds	78	–	11	(12)	15	(9)	(6)	2037	128.53	2.47
- Norwegian krona bonds	241	–	47	(12)	13	(6)	(5)	2026	9.15	1.12
- Foreign exchange forwards[3]	287	–	42	(34)	(15)	7	(42)	2024	29.88	–
Cash flow hedges - foreign currency and interest rate risk[2]
Cross currency swaps - US dollar bonds	–	–	–	(11)	11	–	–	–	–	–
Net investment hedge - foreign exchange risk[4]
Cross currency and foreign exchange swaps - South African rand investment	1,505	176	–	952	(54)	–	898	2026	17.81	2.19
	24,783	3,010	652	(1,892)	1,983	254	345

Notes to the consolidated financial statements (continued)

22. Capital and financial risk management (continued)

				Other comprehensive income				Weighted average
				Opening		Gain/(Loss)	Closing
		Carrying	Carrying	balance	(Gain)/Loss	recycled to	balance			Euro
	Nominal	value	value	1 April	deferred to	financing	31 March			interest
At 31 March 2023	amounts €m	assets €m	liabilities €m	2022 €m	OCI €m	costs €m	2023[1] €m	Maturity year	FX rate	rate %
Cash flow hedges – foreign currency risk[2]
Cross-currency and foreign exchange swaps hedging:
- US dollar bonds	17,690	4,456	–	(1,484)	(2,321)	1,096	(2,709)	2038	1.18	3.14
- Australian dollar bonds	288	13	–	(5)	31	(47)	(21)	2027	1.56	1.57
- Swiss franc bonds	624	58	–	20	(43)	20	(3)	2026	1.08	1.26
- Pound sterling bonds	4,195	61	152	109	6	(152)	(37)	2044	0.86	3.15
- Hong Kong dollar bonds	233	22	–	7	(17)	5	(5)	2028	9.08	1.48
- Japanese yen bonds	78	3	–	2	(9)	(5)	(12)	2037	128.53	2.47
- Norwegian krona bonds	241	–	34	3	17	(32)	(12)	2026	9.15	1.12
- Foreign exchange forwards[3]	383	–	34	(69)	34	1	(34)	2023	18.92	–
Cash flow hedges – foreign currency and interest rate risk[2]
Cross currency swaps - US dollar bonds	417	49	–	(1)	(20)	10	(11)	2023	1.17	1.07
Net investment hedge - foreign exchange risk[4]
Cross currency and foreign exchange swaps - South African rand investment	2,004	96	–	1,133	(181)	–	952	2025	18.23	1.83
	26,153	4,758	220	(285)	(2,503)	896	(1,892)

Notes:

1	Fair value movement deferred into other comprehensive income includes €251 million loss (2023: €383 million loss) and €10 million gain (2023: €17 million gain) of foreign currency basis outside the cash flow and net investment hedge relationships respectively.
2	For cash flow hedges, the movement in the hypothetical derivative (hedged item) mirrors that of the hedging instrument. Hedge ineffectiveness of the swaps designated in a cash flow hedge during the period was €67 million (2023: €nil).
3	Includes euro and US dollar forward contracts against Turkish lira to hedge foreign currency forecast expenditures in local markets. Notional amounts of €166 million (2023: €259 million) and $130 million or €121 million equivalent (2023: $134 million or €124 million equivalent) with weighted average exchange rates of 29.68 (2023: 18.36) and 30.15 (2023: 20.07) respectively to Turkish lira.
4	Hedge ineffectiveness of swaps designated in a net investment hedge during the period was €nil (2023: €nil).

The carrying value of bonds includes an additional €710 million loss (2023: €776 million loss) in relation to fair value of other bonds previously designated in fair value hedge relationships.

Notes to the consolidated financial statements (continued)

22. Capital and financial risk management (continued)

Changes in assets and liabilities arising from financing activities

					Assets and liabilities
		Derivative assets	Financial liabilities		arising from
	Borrowings	and liabilities	under put options	Other liabilities	financing activities
	€m	€m	€m	€m	€m
31 March 2023	66,390	(4,702)	485	103	62,276
Cash movements
Proceeds from issuance of long-term borrowings	1,533	–	–	–	1,533
Repayment of borrowings[1]	(10,106)	–	–	–	(10,106)
Net movement in short-term borrowings	(1,636)	–	–	–	(1,636)
Net movement in derivatives	–	144	–	–	144
Interest paid[1]	(2,531)	272	(17)	(54)	(2,330)
Purchase of treasury shares	–	–	–	–	–
Other	–	–	(493)	–	(493)
Non-cash movements
Fair value movements	–	2,233	–	–	2,233
Foreign exchange	61	(231)	–	1	(169)
Interest costs[2]	2,766	(395)	13	56	2,440
Lease additions	3,915	–	–	–	3,915
Transfer of assets and liabilities held for sale	(3,455)	(23)	–	(1)	(3,479)
Other	50	–	12	–	62
31 March 2024	56,987	(2,702)	–	105	54,390

					Assets and liabilities
		Derivative assets	Financial liabilities		arising from
	Borrowings	and liabilities	under put options	Other liabilities	financing activities
	€m	€m	€m	€m	€m
1 April 2022	70,092	(2,954)	494	1,498	69,130
Cash movements
Proceeds from issuance of long-term borrowings	4,071	–	–	–	4,071
Repayment of borrowings[1]	(13,538)	–	–	–	(13,538)
Net movement in short-term borrowings	3,172	–	–	–	3,172
Net movement in derivatives	–	261	–	–	261
Interest paid[1]	(2,444)	590	(18)	(79)	(1,951)
Purchase of treasury shares	–	–	–	(1,867)	(1,867)
Other	–	–	(12)	–	(12)
Non-cash movements
Fair value movements	–	(1,688)	–	–	(1,688)
Foreign exchange	(44)	(350)	–	(20)	(414)
Interest costs[2]	2,657	(561)	21	(113)	2,004
Lease additions	7,652	–	–	–	7,652
Acquisition and disposal of subsidiaries	(5,243)	–	–	–	(5,243)
Other[3]	15	–	–	684	699
31 March 2023	66,390	(4,702)	485	103	62,276

Note:

1

Includes €1,136 million (2023: €3,037 million) in Repayment of borrowings and €103 million (2023: €136 million) in Interest paid that are presented within Cash outflows from discontinued operations in the Consolidated statement of cash flows.

2	Includes €111 million (2023: €103 million) of Interest costs presented within Discontinued operations in the Consolidated income statement.
3	Movement in Other liabilities primarily relate to share buyback programmes.

Notes to the consolidated financial statements (continued)

22. Capital and financial risk management (continued)

Fair value and carrying value information

The carrying value and valuation basis of the Group’s financial assets are set out in notes 13 ‘Other investments’, 14 ‘Trade and other receivables’ and 19 ‘Cash and cash equivalents’. For all financial assets held at amortised cost the carrying values approximate fair value except as disclosed in note 13 ‘Other investments’.

The carrying value and valuation basis of the Group’s financial liabilities are set out in notes 15 ‘Trade and other payables’ and 21 ‘Borrowings’. The carrying values approximate fair value for the Group’s trade payables and other payables categories. For other financial liabilities a comparison of fair value and carrying value is disclosed in note 21 ‘Borrowings’.

Level 3 financial instruments

The Group’s borrowings include €1,720 million (2023: €1,485 million) of bank borrowings that are secured against the Group’s shareholdings in Indus Towers and Vodafone Idea (see note 12 ‘Investments in Associates and Joint Ventures’ for further details of these assets) and will be repaid through the realisation of proceeds from those assets. This arrangement contains an embedded derivative option which has been separately fair valued. The 31 March 2024 valuation of the embedded derivative asset of €22 million (2023: €198 million) is presented within derivative assets in current assets (see note 14 ‘Trade and other receivables’).

A Black Scholes model for European put options has been used as a valuation model and primarily uses market inputs (quoted share prices and volatilities for Indus Towers and Vodafone Idea) along with a strike price equal to the amount payable under the loan. The valuation includes an unobservable adjustment to reflect the potential timeframe to settle the loan and has been modelled using a range of potential durations up to 30 September 2025 (2023: September 2024). As a result of this unobservable adjustment, the option is classified as a level 3 instrument under the fair value hierarchy. An increase/(decrease) in durations applied of 6 months would increase/(decrease) the derivative asset by €31 million/(€7 million) (2023: €141million/(€115 million)).

Net financial instruments

The table below shows the Group’s financial assets and liabilities that are subject to offset in the balance sheet and the impact of enforceable master netting or similar agreements.

				Related amounts not set off in the balance sheet
			Amounts	Right of set off
			presented in	with derivative	Collateral
At 31 March 2024	Gross amount €m	Amount set off €m	balance sheet €m	counterparties €m	(liabilities)/assets[1] €m	Net amount €m
Derivative financial assets	4,226	–	4,226	(899)	(2,628)	699
Derivative financial liabilities	(1,524)	–	(1,524)	899	741	116
Total	2,702	–	2,702	–	(1,887)	815

				Related amounts not set off in the balance sheet
			Amounts	Right of set off
			presented in	with derivative	Collateral
At 31 March 2023	Gross amount €m	Amount set off €m	balance sheet €m	counterparties €m	(liabilities)/assets[1] €m	Net amount €m
Derivative financial assets	6,124	–	6,124	(910)	(4,886)	328
Derivative financial liabilities	(1,422)	–	(1,422)	910	239	(273)
Total	4,702	–	4,702	–	(4,647)	55

Note:

1

Excludes non-cash collateral of €370 million (2023: €nil) which is not recognised on balance sheet but which would become payable to the Group in the event of a counterparty default on the related derivative financial assets.

Financial assets and liabilities are offset and the net amount reported in the consolidated balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. Derivative financial instruments that do not meet the criteria for offset could be settled net in certain circumstances under ISDA (‘International Swaps and Derivatives Association’) agreements where each party has the option to settle amounts on a net basis in the event of default from the other. Collateral may be offset and net settled against derivative financial instruments in the event of default by either party. The aforementioned collateral balances are recorded in notes 13 ‘Other investments’ or 21 ‘Borrowings’ respectively.

Notes to the consolidated financial statements (continued)

23. Directors and key management compensation

This note details the total amounts earned by the Company’s Directors and members of the Executive Committee.

Directors

Aggregate emoluments of the Directors of the Company were as follows:

	2024	2023	2022
	€m	€m	€m
Short-term remuneration	8	6	7
Long-term incentive schemes[1]	1	3	2
	9	9	9

Note:

1	Relates to share-based payments.

No Directors serving during the year exercised share options in the year ended 31 March 2024 (2023: None; 2022: None).

Key management compensation

Aggregate compensation for key management, being the Directors and members of the Executive Committee, was as follows:

	2024	2023	2022
	€m	€m	€m
Short-term employee benefits	27	25	28
Share-based payments	7	12	8
	34	37	36

Notes to the consolidated financial statements (continued)

24. Employees

This note shows the average number of people employed by the Group during the year, in which areas of our business our employees work and where they are based. It also shows total employment costs.

		Re-presented[1]	Re-presented[1]
	2024	2023	2022
	Employees	Employees	Employees
By activity
Operations	15,707	15,808	15,404
Selling and distribution	22,928	24,676	25,499
Customer care and administration	57,647	57,619	56,038
	96,282	98,103	96,941
By segment
Germany	15,115	15,242	15,256
UK	9,640	9,312	9,198
Other Europe	11,441	14,189	15,106
Africa	13,578	13,633	13,556
Turkey[2]	3,126	3,688	3,753
Vantage Towers	–	753	502
Common Functions	34,273	31,561	29,611
	87,173	88,378	86,982
Discontinued operations	9,109	9,725	9,959
Total	96,282	98,103	96,941

The cost incurred in respect of these employees (including Directors) was:

		Re-presented[1]	Re-presented[1]
	2024	2023	2022
	€m	€m	€m
Wages and salaries	4,674	4,384	3,923
Social security costs	497	468	449
Other pension costs (note 25 'Post employment benefits')	217	212	138
Share-based payments (note 26 'Shared-based payments')	110	128	110
	5,498	5,192	4,620
Discontinued operations	748	650	714
Total	6,246	5,842	5,334

Notes:

1	The results for the years ended 31 March 2023 and 31 March 2022 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 ‘Discontinued operations and assets held for sale’ for more information.
2	This segment was previously named Other Markets and the comparative period includes the results of Vodafone Ghana which, as previously reported, was sold in February 2023. Other Markets has been re-named to Turkey because this segment comprised only Vodafone Turkey in the year ended 31 March 2024.

Notes to the consolidated financial statements (continued)

25. Post employment benefits

The Group operates a number of Defined Benefit and Defined Contribution retirement plans for our employees. The Group’s largest defined benefit plan is in the UK. For further details see ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation’.

Accounting policies

For defined benefit retirement plans, the difference between the fair value of the plan assets and the present value of the plan liabilities is recognised as an asset or a liability on the consolidated statement of financial position. Defined benefit plan liabilities are assessed using the projected unit funding method and applying the principal actuarial assumptions at the reporting period date. Assets are valued at market value.

Actuarial gains and losses are taken to the consolidated statement of comprehensive income for defined benefit plans or consolidated income statement for cash leaver plans as incurred. For this purpose, actuarial gains and losses comprise both the effects of changes in actuarial assumptions and experience adjustments arising from differences between the previous actuarial assumptions and what has actually occurred. The return on plan assets, in excess of interest income, and costs incurred for the management of plan assets are also taken to other comprehensive income.

Other movements in the net surplus or deficit are recognised in the consolidated income statement, including the current service cost, any past service cost and the effect of any settlements. The interest cost less the expected interest income on assets is also charged to the consolidated income statement. The amount charged to the consolidated income statement in respect of these plans is included within operating costs or in the Group’s share of the results of equity accounted operations, as appropriate.

The Group’s contributions to defined contribution pension plans are charged to the consolidated income statement as they fall due.

Background

At 31 March 2024 the Group operated a number of retirement plans for the benefit of its employees throughout the world, with varying rights and obligations depending on the conditions and practices in the countries concerned. The Group’s philosophy is to provide access to defined contribution retirement plans where feasible and to manage legacy defined benefit retirement arrangements. Defined benefit plans provide benefits based on the employees’ length of pensionable service and their final pensionable salary or other criteria. Defined contribution plans offer employees individual funds that are converted into benefits at the time of retirement.

The Group operates defined benefit plans in Germany, India, Ireland, Italy1, the UK, the United States and defined benefit indemnity plans in Greece and Turkey. Defined contribution plans are currently provided in Egypt, Germany, Greece, India, Ireland, Italy1, Portugal, South Africa, Spain1 and the UK.

Income statement expense/(income)

		Re-presented[1]	Re-presented[1]
	2024	2023	2022
	€m	€m	€m
Defined contribution plans	183	175	167
Defined benefit plans	34	37	(29)
Total amount charged to income statement (note 24)	217	212	138

Note:

1

The defined contribution plan results for the years ended 31 March 2023 and 31 March 2022 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations, decreasing both the previously disclosed defined contribution plans’ expense and the total amount charged to the income statement by €32 million and €30 million respectively. The results of the defined benefit plans have not been re-presented as such impacts are immaterial. See note 7 ‘Discontinued operations and assets held for sale’ for more information.

Notes to the consolidated financial statements (continued)

25. Post employment benefits (continued)

Defined benefit plans

The Group’s retirement policy is to provide competitive pension provision, in each operating country, in line with the market median for that location. The Group’s preferred retirement provision is focused on Defined Contribution arrangements and/or State provision for future service.

The Group’s main defined benefit funding liability is the Vodafone UK Group Pension Scheme (‘Vodafone UK plan’). Since June 2014 the Vodafone UK plan has consisted of two segregated sections: the Vodafone Section and the Cable & Wireless Section (‘CWW Section’). Both sections are closed to new entrants and to future accrual. The Group also operates smaller funded and unfunded plans in the UK, funded and unfunded plans in Germany and a funded plan in Ireland. Defined benefit pension provision exposes the Group to actuarial risks such as longer than expected longevity of participants, lower than expected return on investments and higher than expected inflation, which may increase the liabilities or reduce the value of assets of the plans.

The main defined benefit plans are administered by trustee boards which are legally separate from the Group and consist of representatives who are employees, former employees or are independent from the Group. The trustee boards of the pension plans are required by legislation to act in the best interest of the participants, set the investment strategy and contribution rates and are subject to statutory funding regimes.

The Vodafone UK plan is registered as an occupational pension plan with HM Revenue and Customs (‘HMRC’) and is subject to UK legislation and operates within the framework outlined by the Pensions Regulator. UK legislation requires that pension plans are funded prudently and that valuations are undertaken at least every three years. Separate valuations are required for the Vodafone Section and CWW Section.

The trustees obtain regular actuarial valuations to check whether the statutory funding objective is met and whether a recovery plan is required to restore funding to the level of the agreed technical provisions. The 31 March 2022 triennial actuarial valuation for the Vodafone Section and CWW Section of the Vodafone UK plan showed a net surplus of £248 million (€290 million) on the funding basis, comprising of a £97 million (€113 million) surplus for the Vodafone Section and a £151 million (€177 million) surplus for the CWW Section. No further contributions are due in respect of the Vodafone UK plan at this time. The next actuarial valuation has an effective date of 31 March 2025.

These plan- specific actuarial valuations differ to the IAS 19 'Employee Benefits' accounting basis, which is used to measure pension assets and liabilities presented in the Group’s consolidated statement of financial position.

Funding plans are individually agreed for each of the Group’s other defined benefit plans with the respective trustees or governing board, taking into account local regulatory requirements. It is expected that ordinary contributions of €29 million will be paid into the Group’s defined benefit plans during the year ending 31 March 2025. The Group has also provided certain guarantees in respect of the Vodafone UK plan; further details are provided in note 29 ‘Contingent liabilities and legal proceedings’ to the consolidated financial statements.

The investment strategy for the UK plans is controlled by the trustees in consultation with the Group and the plans have no direct investments in the Group’s equity securities or in property or other assets currently used by the Group. The allocation of assets between different classes of investment is reviewed regularly and is a key factor in the trustee investment policy. The trustees aim to achieve the plan’s investment objectives through investing partly in a diversified mix of growth assets which, over the long term, are expected to grow in value by more than the low-risk assets. The low-risk assets include cash and gilts, inflation and interest rate hedging and in-substance insured pensioner annuity policies in both the Vodafone Section and CWW Sections of the Vodafone UK plan and an insured pensioner annuity policy in the Vodafone Ireland Pension Plan. A number of investment managers are appointed to promote diversification by assets, organisation and investment style and current market conditions and trends are regularly assessed, which may lead to adjustments in the asset allocation.

Notes to the consolidated financial statements (continued)

25. Post employment benefits (continued)

The key risks in relation to the Vodafone UK plan are set out below, alongside a summary of the steps taken to mitigate each risk.

Risk description	Mitigation

Investment strategy risk

Underperformance of the investment strategy relative to the changes in the Vodafone UK Plan's liabilities, which are sensitive to interest rates and inflation, potentially leading to shortfalls in meeting pension obligations.

The plan adopts a liability driven investment framework, by investing in assets that aim to match the characteristics of the Vodafone UK Plan's liabilities. This can help to hedge the risk of future changes in interest rate and inflation and also reduce balance sheet volatility.

Longevity risk Pensions paid by the Vodafone UK Plan are guaranteed for life, and, therefore, if members are expected to live longer, the liabilities increase.

The Vodafone UK Plan's funding targets include a margin for prudence to reflect uncertainty in future life expectancy. Both sections of the Vodafone UK Plan have pensioner annuity policies which help reduce exposure to changes in longevity. Longevity risk is also monitored by the trustees on a regular basis through its risk management framework.

Regulatory risk Changes in pension regulations and accounting standards can impact the Group's pension obligations and reporting requirements.	There is open communication with the trustees and advisors of the Vodafone UK Plan to understand the impact of any changes in regulation and to proactively address potential resulting risks.

Actuarial assumptions

The Group’s plan liabilities are measured using the projected unit credit method using the principal actuarial assumptions set out below:

	2024	2023	2022
	%	%	%
Weighted average actuarial assumptions used at 31 March[1]
Rate of inflation[2]	2.9	3.0	3.3
Rate of increase in salaries[3]	3.0	3.0	3.1
Discount rate	4.5	4.5	2.5

Notes:

1	Figures shown represent a weighted average assumption of the individual plans. The current year weighted averages do not include Vodafone Italy’s defined benefit plan assumptions. See note 7 ‘Discontinued operations and assets held for sale’ for more information.
2	The rate of increase in pensions in payment and deferred revaluation are dependent on the rate of inflation.
3	Relates only to schemes open to future accrual primarily in Germany, Ireland and India.

Mortality assumptions used are based on recommendations from the individual local actuaries which include adjustments for the experience of the Group where appropriate. The Group’s largest plan is the Vodafone UK plan. Life expectancies assumed for the UK plans are 22.6/24.3 years (2023: 22.8/24.7 years) for a male/female pensioner currently aged 65 years and 23.6/25.4 years (2023: 23.7/25.5 years) from age 65 for a male/female non-pensioner member currently aged 40.

Notes to the consolidated financial statements (continued)

25. Post employment benefits (continued)

Charges made to the consolidated income statement and consolidated statement of comprehensive income (‘SOCI’) on the basis of the assumptions stated above are shown in the table below.

	2024	2023	2022
	€m	€m	€m
Current service cost	42	44	38
Net past service credit[1]	–	–	(71)
Net interest (income)/charge	(8)	(7)	4
Total net cost/(credit) included within staff costs	34	37	(29)
Actuarial losses/(gains) recognised in the SOCI	77	213	(627)

Notes:

1

In the year ended 31 March 2022, a change in Germany relating to the provision of death and disability benefits effective from 1 April 2021 resulted in a past service credit of €49 million and further net past service credits were recognised for the Vodafone UK plan relating to the offer of a pension increase exchange to all members at retirement and benefit clarifications.

Duration of the benefit obligations

The weighted average duration of the defined benefit obligation at 31 March 2024 is 15 years (2023: 16 years).

Fair value of the assets and present value of the liabilities of the plans

The amount included in the consolidated statement of financial position arising from the Group’s obligations in respect of its defined benefit plans is as follows:

	Assets	Liabilities	Net surplus
	€m	€m	€m
1 April 2022	7,715	(7,441)	274
Service cost	–	(44)	(44)
Interest income/(cost)	185	(178)	7
Return on plan assets excluding interest income	(2,475)	–	(2,475)
Actuarial gains arising from changes in demographic assumptions	–	186	186
Actuarial gains arising from changes in financial assumptions	–	2,293	2,293
Actuarial losses arising from experience adjustments	–	(217)	(217)
Employer cash contributions	42	–	42
Member cash contributions	15	(15)	–
Benefits paid	(216)	216	–
Exchange rate movements	(211)	224	13
Other movements	(8)	–	(8)
31 March 2023	5,047	(4,976)	71
Service cost	–	(42)	(42)
Interest income/(cost)	223	(215)	8
Return on plan assets excluding interest income	(102)	–	(102)
Actuarial gains arising from changes in demographic assumptions	–	72	72
Actuarial gains arising from changes in financial assumptions	–	30	30
Actuarial losses arising from experience adjustments	–	(77)	(77)
Employer cash contributions	41	–	41
Member cash contributions	15	(15)	–
Benefits paid	(173)	173	–
Exchange rate movements	104	(73)	31
Liabilities held for sale	–	51	51
Other movements	(7)	–	(7)
31 March 2024	5,148	(5,072)	76

Notes to the consolidated financial statements (continued)

25. Post employment benefits (continued)

The table below provides an analysis of the net surplus for the Group as a whole.

	2024	2023
	€m	€m
Analysis of net surplus:
Total fair value of plan assets	5,148	5,047
Present value of funded plan liabilities	(5,017)	(4,875)
Net surplus for funded plans	131	172
Present value of unfunded plan liabilities	(55)	(101)
Net surplus	76	71
Net surplus is analysed as:
Assets[1]	257	329
Liabilities	(181)	(258)

Note:

1	Pension assets are deemed to be recoverable and there are no adjustments in respect of minimum funding requirements as economic benefits are available to the Group either in the form of future refunds or, for plans still open to benefit accrual, in the form of possible reductions in future contributions.

An analysis of net surplus is provided below for the Vodafone UK plan, which is a funded plan. As part of the merger of the Vodafone UK plan and the Cable and Wireless Worldwide Retirement Plan (‘CWWRP’) plan on 6 June 2014 the assets and liabilities of the CWW Section are segregated from the Vodafone Section and hence are reported separately below.

	CWW Section		Vodafone Section
	2024	2023	2024	2023
	€m	€m	€m	€m
Analysis of net surplus:
Total fair value of plan assets	1,781	1,845	1,983	1,958
Present value of plan liabilities	(1,676)	(1,657)	(1,924)	(1,900)
Net surplus[1]	105	188	59	58

Note:

1	All net surpluses are reported as non-current assets in the consolidated statement of financial position.

Fair value of plan assets

	2024	2023
	€m	€m
Cash and cash equivalents	52	27
Equity investments:
With quoted prices in an active market	261	140
Without quoted prices in an active market	293	322
Debt instruments:
With quoted prices in an active market	928	588
Without quoted prices in an active market	944	288
Property:
With quoted prices in an active market	16	17
Without quoted prices in an active market	374	438
Derivatives:[1]
Without quoted prices in an active market	1,040	1,791
Investment fund	580	782
Annuity policies
With quoted prices in an active market	–	25
Without quoted prices	660	629
Total	5,148	5,047

Note:

1	Derivatives include collateral held in the form of cash. Assets are valued using ‘level 2’ inputs under IFRS 13 ‘Fair Value Measurement’ principles and classified as unquoted accordingly.

Notes to the consolidated financial statements (continued)

25. Post employment benefits (continued)

The fair value of plan assets, which have been measured in accordance with IFRS 13 ‘Fair Value Measurement’, are analysed by asset category above and are subdivided by assets that have a quoted market price in an active market and those that do not, such as investment funds. Where available, the fair values are quoted prices (e.g. listed equity, sovereign debt and corporate bonds). Unlisted investments without quoted prices in an active market (e.g. private equity) are included at values provided by the fund manager in accordance with relevant guidance. Other significant assets are valued based on observable inputs such as yield curves. The Vodafone UK plan annuity policies fully match the pension obligations of those pensioners insured and therefore are set equal to the present value of the related obligations. Investment funds of €580 million at 31 March 2024 (2023: €782 million) include investments in diversified alternative beta funds held in the Vodafone Section of the Vodafone UK plan.

The actual return on plan assets over the year to 31 March 2024 was a gain of €121 million (2023: €2,290 million loss).

Sensitivity analysis

Measurement of the Group’s defined benefit retirement obligation is sensitive to changes in certain key assumptions. The sensitivity analysis below shows how a reasonably possible increase or decrease in a particular assumption would, in isolation, result in an increase or decrease in the present value of the defined benefit obligation as at 31 March 2024.

	Rate of inflation		Rate of increase in salaries		Discount rate		Life expectancy
	Decrease by 0.5%	Increase by 0.5%	Decrease by 0.5%	Increase by 0.5%	Decrease by 0.5%	Increase by 0.5%	Decrease by 1 year	Increase by 1 year
	€m	€m	€m	€m	€m	€m	€m	€m
(Decrease)/increase in present value of defined benefit obligation[1]	(232)	250	(2)	3	362	(321)	(122)	122

Note:

1	The sensitivity analysis may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation of one another. In presenting this sensitivity analysis, the change in the present value of the defined benefit obligation has been calculated on the same basis as prior years using the projected unit credit method at the end of the year, which is the same as that applied in calculating the defined benefit obligation liability recognised in the statement of financial position. The rate of inflation assumption sensitivity factors in the impact of changes to all assumptions relating to inflation including the rate of increase in salaries, pension increases and deferred revaluations.

Notes to the consolidated financial statements (continued)

26. Share-based payments

The Group has a number of share plans used to award shares to Executive Directors and employees as part of their remuneration package. A charge is recognised over the vesting period in the consolidated income statement to record the cost of these, based on the fair value of the award on the grant date.

Accounting policies

The Group issues equity-settled share-based awards to certain employees. Equity-settled share-based awards are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based award is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the shares that will eventually vest and adjusted for the effect of non-market-based vesting conditions. A corresponding increase in additional paid-in capital is also recognised.

Some share awards have an attached market condition, based on total shareholder return (‘TSR’), which is taken into account when calculating the fair value of the share awards. The valuation for the TSR is based on Vodafone’s ranking within the same group of companies, where possible, over the past five years.

The fair value of awards of non-vested shares is a calculation of the closing price of the Company’s shares on the day prior to the grant date, adjusted for the present value of the delay in receiving dividends where appropriate.

The maximum aggregate number of ordinary shares which may be issued in respect of share options or share plans will not (without shareholder approval) exceed:

– 10% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shares which have been allocated in the preceding ten year period under all plans; and

– 5% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shares which have been allocated in the preceding ten year period under all plans, other than any plans which are operated on an all-employee basis.

Share options

Vodafone Sharesave Plan

Under the Vodafone Sharesave Plan UK staff may acquire shares in the Company through monthly savings of up to £375 over a three and/or five year period. The savings may then be used to purchase shares at the option price, which is set at the beginning of the invitation period at a discount of up to 20% to the then prevailing market price of the Company’s shares.

Share plans

Vodafone Group executive plans

Under the Vodafone Global Incentive Plan awards of shares are granted to Directors and certain employees. The release of these shares is conditional upon continued employment and for some awards achievement of certain performance targets measured over a three year period.

Notes to the consolidated financial statements (continued)

26. Share-based payments (continued)

Movements in outstanding ordinary share options

	Ordinary share options
	2024	2023	2022
	Millions	Millions	Millions
1 April	62	61	62
Granted during the year	63	50	20
Forfeited during the year	(1)	(2)	(2)
Exercised during the year	–	(8)	(1)
Expired during the year	(54)	(39)	(18)
31 March	70	62	61
Weighted average exercise price:
1 April	£0.87	£1.02	£1.07
Granted during the year	£0.58	£0.83	£0.95
Forfeited during the year	£0.81	£1.02	£1.06
Exercised during the year	£1.06	£1.05	£1.17
Expired during the year	£0.82	£1.01	£1.10
31 March	£0.66	£0.87	£1.02

Summary of options outstanding

	31 March 2024			31 March 2023
			Weighted			Weighted
			remaining			remaining
		Weighted	average		Weighted	average
	Outstanding	average	contractual	Outstanding	average	contractual
	shares	exercise	life	shares	exercise	life
	Millions	price	Months	Millions	price	Months
Vodafone Group Sharesave Plan:
£0.58 – £1.57	70	£0.66	31	62	£0.87	33

Share awards

Movements in non-vested shares are as follows:

	2024		2023		2022
		Weighted		Weighted		Weighted
		average fair		average fair		average fair
		value at		value at		value at
	Millions	grant date	Millions	grant date	Millions	grant date
1 April	261	£1.14	270	£1.07	267	£1.20
Granted	177	£0.72	120	£1.17	113	£1.17
Vested	(76)	£1.17	(70)	£1.15	(68)	£1.44
Forfeited	(45)	£0.99	(59)	£0.89	(42)	£1.52
31 March	317	£0.92	261	£1.14	270	£1.07

Other information

The total fair value of shares vested during the year ended 31 March 2024 was £89 million (2023: £81 million; 2022: £98 million).

The compensation cost included in the consolidated income statement in respect of share options and share plans was €125 million (2023: €141 million; 2022: €119 million) which is comprised principally of equity-settled transactions.

The average share price for the year ended 31 March 2024 was 74.7 pence (2023: 108.2 pence; 2022: 122.1 pence).

Notes to the consolidated financial statements (continued)

27. Acquisitions and disposals

The note below provides details of acquisition and disposal transactions for the current year as well as those completed in the prior year. For further details see ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation’ to the consolidated financial statements.

Accounting policies

Business combinations

Acquisitions of subsidiaries are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued by the Group. Acquisition-related costs are recognised in the consolidated income statement as incurred. The acquiree’s identifiable assets and liabilities are recognised at their fair values at the acquisition date, which is the date on which control is transferred to the Group. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree, if any, over the net amounts of identifiable assets acquired and liabilities assumed at the acquisition date. The interest of the non-controlling shareholders in the acquiree may initially be measured either at fair value or at the non-controlling shareholders’ proportion of the net fair value of the identifiable assets acquired, liabilities and contingent liabilities assumed. The choice of measurement basis is made on an acquisition-by-acquisition basis.

Acquisition of interests from non-controlling shareholders

In transactions with non-controlling parties that do not result in a change in control, the difference between the fair value of the consideration paid or received and the amount by which the non-controlling interest is adjusted is recognised in equity.

Disposals

The difference between the carrying value of the net assets disposed of and the fair value of consideration received is recorded as a gain or loss on disposal. Foreign exchange translation gains or losses relating to subsidiaries, joint arrangements and associates that the Group has disposed of, and that have previously been recorded in other comprehensive income or expense, are also recognised as part of the gain or loss on disposal.

Other transactions with non-controlling shareholders in subsidiaries

The aggregate cash consideration in respect of other transactions with non-controlling shareholders in subsidiaries, net of cash acquired, is as follows:

	2024	2023
	€m	€m
Cash consideration (paid)
Vantage Towers	–	(667)
Other	(16)	(25)
	(16)	(692)

Vantage Towers

In the comparative period on 13 November 2022, the Group completed the purchase of 4.2% of Vantage Towers A.G. for cash consideration of €667 million which took its shareholding to 85.8%.

Disposals

The aggregate cash consideration in respect of the disposal of subsidiaries, net of cash disposed, is as follows:

	2024	2023
	€m	€m
Cash consideration (paid)/received
Vodafone Hungary	(4)	1,606
Vantage Towers	–	5,592
Other disposals during the period	–	2
Net cash disposed	(63)	(224)
	(67)	6,976

Notes to the consolidated financial statements (continued)

27. Acquisitions and disposals (continued)

M-Pesa Holdings

On 28 September 2023 the Group sold M-Pesa Holding Company Limited (‘MPHCL’), which holds funds on trust for M-Pesa customers, to Safaricom Plc for US$1. Balances included in the Group’s consolidated statement of financial position at the date of disposal included cash of €63 million, together with short-term investments of €1,195 million and €1,156 million due to M-Pesa customers recorded within Other investments and Trade and other payables, respectively.

Vodafone Hungary

In the comparative period on 31 January 2023, the Group completed the sale of Vodafone Magyarország Zrt (‘Vodafone Hungary’) to 4iG Public Limited Company and Corvinus Zrt. The table below summarises the net assets disposed and the resulting loss on disposal of €69 million.

€m
Goodwill	(441)
Other intangible assets	(521)
Property, plant and equipment	(516)
Inventory	(17)
Trade and other receivables	(206)
Cash and cash equivalents	(3)
Current and deferred taxation	13
Borrowings	106
Trade and other payables	163
Provisions	31
Net assets disposed	(1,391)
Cash proceeds	1,606
Foreign exchange recycled from Currency reserve on disposal	(284)
Net loss on disposal[1]	(69)

Notes:

1	Included in other income in the consolidated income statement in the year ended 31 March 2023.

Notes to the consolidated financial statements (continued)

27. Acquisitions and disposals (continued)

Vantage Towers

In the comparative period on 22 March 2023, the Group completed the disposal of its interest in Vantage Towers A.G. to Oak Holdings 1 GmbH, the co-control partnership of Vodafone, GIP and KKR. Vodafone initially retained an interest of 64.2% in Oak Holdings 1 GmbH, which owns 89.3% of Vantage Towers A.G. The table below summarises the net assets disposed and the net gain on disposal as €8,607 million.

€m
Goodwill	(3,448)
Other intangible assets	(294)
Property, plant and equipment	(4,882)
Investments in associates and joint ventures	(2,778)
Trade and other receivables	(292)
Cash and cash equivalants	(207)
Current and deferred taxation	61
Borrowings	4,916
Trade and other payables	658
Provisions	556
Net assets disposed	(5,710)
Non-controlling interests derecognised	807
Cash proceeds	5,592
Fair value of Investment in Oak Holdings 1 GmbH	8,634
Restriction of gain (note 20)[1]	(680)
Foreign exchange recycled from Currency reserve on disposal	(36)
Net gain on disposal[2]	8,607

Notes:

1	Related tax of €154 million is included in Income tax expense in the consolidated income statement in the year ended 31 March 2023.
2	€8,729 million included in other income and €122 million included in discontinued operations in the consolidated income statement in the year ended 31 March 2023 .

Vodafone Ghana

In the comparative period on 21 February 2023, the Group completed the sale of its 70% shareholding in Vodafone Telecommunications Company Limited (‘Vodafone Ghana’) to Telecel Group for consideration of €Nil. A net gain on disposal of €689 million was recorded within other income and expense in the consolidated income statement.

Other matters

Vodafone Egypt

In the comparative period on 13 December 2022, the Group announced it had completed the transfer of its 55% shareholding in Vodafone Egypt to its subsidiary, Vodacom Group Limited (‘Vodacom’).

Vodafone was issued with 242 million shares in Vodacom and received cash proceeds of €577 million in exchange for its 55% shareholding in Vodafone Egypt. Following completion, Vodafone’s shareholding in Vodacom has increased from 60.5% to 65.1%.

Notes to the consolidated financial statements (continued)

28. Commitments

A commitment is a contractual obligation to make a payment in the future, mainly in relation to agreements to buy assets such as mobile devices, network infrastructure and IT systems and leases that have not commenced. These amounts are not recorded in the consolidated statement of financial position since we have not yet received the goods or services from the supplier.

Capital commitments

The amounts below are the minimum amounts that we are committed to pay.

	Group
	2024	2023
	€m	€m
Contracts placed for future capital expenditure not provided in the financial statements[1,2]	2,442	3,507

Note:

1	Commitment includes contracts placed for property, plant and equipment and intangible assets.
2	Includes €423 million (2023: €469 million) in respect of Vodafone Italy and Vodafone Spain, which are now reported as discontinued operations. See note 7 ‘Discontinued operations and assets held for sale’ for more information.

Leases entered into by the Group but not commenced at 31 March 2024 are disclosed in note 20 ‘Leases’. Included in capital commitments is an amount of €nil (2023: €114 million) relating to spectrum acquisition commitments in Vodacom.

In March 2023, the Group entered into an agreement with Altice Luxembourg S.A. to create a joint venture, OXG Glasfaser Beteiligungs GmbH (‘OXG’), with 50.0% shareholding held by each shareholder. Each shareholder is committed to contribute funding of up to €950 million to OXG for the deployment of fibre-to-the-home in Germany. During the year ended 31 March 2024, the Group provided €32 million of capital contributions to OXG. The remaining funding commitment of €918 million is expected to be contributed between 2024 and 2029. The amount and timing of the funding depends on the speed and size of the fibre deployment. The contribution can be in the form of free capital reserves, shareholder loan, loan notes or similar instruments as agreed by the shareholders.

29. Contingent liabilities and legal proceedings

Contingent liabilities are potential future cash outflows, where the likelihood of payment is considered more than remote, but is not considered probable or cannot be measured reliably.

	2024	2023
	€m	€m
Performance and payment bonds[1]	1,399	1,307

Notes:

1	Performance bonds require the Group to make payments to third parties in the event that the Group does not perform what is expected of it under the terms of any related contracts or commercial arrangements.

UK pension schemes

The Group’s main defined benefit plan is the Vodafone UK Group Pension Scheme (‘Vodafone UK plan’) which has two segregated sections, the Vodafone Section and the CWW Section, as detailed in note 25 ‘Post employment benefits’.

The Group has covenanted to provide security in favour of both the Vodafone Section and CWW Section when they are in a deficit position. The deficit is measured on a prescribed basis agreed between the Group and Trustee, which differs from the IAS 19 accounting basis or the funding basis per the triennial actuarial valuation reported in note 25 ‘Post employment benefits’. The Group provides surety bonds as the security.

The level of the security has varied since inception in line with the movement in the Vodafone UK plan deficit. As at 31 March 2024 the Vodafone UK plan retains security over €117 million (notional value) for the Vodafone Section and no security is currently required for the CWW Section. The security may be substituted either on a voluntary or mandatory basis. The Company has also provided two guarantees to the Vodafone Section of the Vodafone UK plan for a combined value up to €1.46 billion to provide security over the deficit under certain defined circumstances, including insolvency of the employers. The Company has also agreed a similar guarantee of up to €1.46 billion for the CWW Section.

Notes to the consolidated financial statements (continued)

29. Contingent liabilities and legal proceedings (continued)

An additional smaller UK defined benefit plan, the THUS Plc Group Scheme, has a guarantee from the Company for up to €117 million.

Vodafone Idea

As part of the agreement to merge Vodafone India and Idea Cellular in 2017, the parties agreed a mechanism for payments between the Group and Vodafone Idea Limited (‘VIL’) pursuant to the difference between the crystallisation of certain identified contingent liabilities in relation to legal, regulatory, tax and other matters, and refunds relating to Vodafone India and Idea Cellular. Cash payments or cash receipts relating to these matters must have been made or received by VIL before any amount becomes due from or owed to the Group. Any future payments by the Group to VIL as a result of this agreement would only be made after satisfaction of this and other contractual conditions. The Group’s maximum potential exposure under this mechanism is capped at INR 64 billion (€713 million).

The final liability calculation date under the CLAM is 30 June 2025 and no further cash payments are considered probable from the Group as at 31 March 2024.

The carrying value of the Group’s investment in VIL is €nil and the Group is recording no further share of losses in respect of VIL. The Group’s potential exposure to liabilities within VIL is capped by the mechanism described above; consequently, contingent liabilities arising from litigation in India concerning the operations of Vodafone India are not reported.

Indus Towers

Under the terms of the Indus and Bharti Infratel merger in November 2020, a security package was agreed for the benefit of the newly created merged entity, Indus Towers, which could be invoked in the event that VIL was unable to make MSA payments. The remaining element of the security package is a secondary pledge over shares owned by Vodafone Group in Indus Towers, ranking behind Vodafone’s existing lenders for the outstanding bank borrowings of €1.7 billion as at 31 March 2024 secured against Indian assets (‘the bank borrowings’), with a maximum liability cap of INR 42.5 billion (€472 million). In the event of non-payment of relevant MSA obligations by VIL, Indus Towers would have recourse to any secondary pledged shares, after repayment of the bank borrowings in full, up to the value of the liability cap.

Legal Proceedings

The Group is currently involved in a number of legal proceedings, including inquiries from, or discussions with, government authorities that are incidental to its operations.

Legal proceedings where the Group considers that the likelihood of material future outflows of cash or other resources is more than remote are disclosed below. Where the Group assesses that it is probable that the outcome of legal proceedings will result in a financial outflow, and a reliable estimate can be made of the amount of that obligation, a provision is recognised for these amounts.

In all cases, determining the probability of successfully defending a claim against the Group involves the application of judgement as the outcome is inherently uncertain. The determination of the value of any future outflows of cash or other resources, and the timing of such outflows, involves the use of estimates. The costs incurred in complex legal proceedings, regardless of outcome, can be significant.

The Group is not involved in any material proceedings in which any of the Group’s Directors, members of senior management or affiliates are either a party adverse to the Group or have a material interest adverse to the Group.

Notes to the consolidated financial statements (continued)

29. Contingent liabilities and legal proceedings (continued)

Tax cases

VISPL tax claims

Vodafone India Services Private Limited (‘VISPL’) is involved in a number of tax cases. The total value of the claims is approximately €468 million plus interest, and penalties of up to 300% of the principal.

Of the individual tax claims, the most significant is for approximately €238 million (plus interest of €672 million), which VISPL has been assessed as owing in respect of: (i) the sale of an international call centre by VISPL to Hutchison Telecommunications International Limited group (‘HTIL’); and (ii) the acquisition of and/or the alleged transfer of options held by VISPL in Vodafone India Limited. Item (i) is subject to an indemnity by HTIL. Item (ii), which forms the largest part of the potential claim, is not subject to any indemnity. A stay of the tax demand was obtained following a deposit of INR 2,000 million (€22 million) being paid, and a corporate guarantee being provided by Vodafone International Holdings BV (‘VIHBV’) for the balance of tax assessed. On 8 October 2015, the Bombay High Court ruled in favour of Vodafone in relation to the options and the call centre sale. The Indian Tax Authority has appealed to the Supreme Court of India. The appeal hearing has been adjourned indefinitely. A claim in respect of the transfer pricing margin charged for the international call centre of HTIL prior to the 2007 transaction with Vodafone for HTIL assets in India has now been settled.

While there is some uncertainty as to the outcome of the remaining tax cases involving VISPL, the Group believes it has valid defences and does not consider it probable that a financial outflow will be required to settle these cases.

Netherlands tax case

Vodafone Europe BV (‘VEBV’) received assessments totalling €267 million of tax and interest from the Dutch tax authorities, who challenged the application of the arm’s length principle in relation to various intra-group financing transactions. The Group entered into a guarantee for the full value of the assessments issued. VEBV appealed against these assessments to the District Court of the Hague where a hearing was held in March 2023. The District Court issued its judgement in July 2023, upholding VEBV’s appeal in relation to the majority of issues and requiring the Dutch tax authorities to significantly reduce its assessments. VEBV and the Dutch tax authorities have since appealed the judgement. The appeal hearing date is not yet known but is expected to be before the end of 2024.

The Group continues to believe it has robust defences but has recorded a provision of €24 million for tax and interest, reflecting the Group’s current view of the probable financial outflow required to fully resolve the issue and has reduced the guarantee to the same value.

Other cases in the Group

Germany: Kabel Deutschland takeover - class actions

The German courts have been determining the adequacy of the mandatory cash offer made to minority shareholders in Vodafone’s takeover of Kabel Deutschland in 2013. Hearings took place in May 2019 and a decision was delivered in November 2019 in Vodafone’s favour, rejecting all claims by minority shareholders. A number of shareholders appealed which was rejected by the court in December 2021. Several minority shareholders filed a further appeal before the Federal Court of Justice which was dismissed in April 2024.

Germany: price increase class action

In November 2023, the Verbraucherzentrale Bundesverband (Federation of German Consumer Organisations) initiated a class action against Vodafone Germany in the Hamm Higher Regional Court. Vodafone Germany implemented price increases of €5 per month for fixed lines services in 2023 in response to higher costs. The claim alleges that terms regarding price increases in the consumer contracts entered into by Vodafone Germany’s customers up until August 2023 are invalid under German civil law and seeks reimbursement of the additional charges plus interest. Customers must enter their details onto the register of collective actions on the Federal Office of Justice website in order to participate in the claim. The register opened on 23 April 2024.

Whilst the Group intends to defend the claim, it is not able to determine the likelihood or estimate the amount of any possible financial loss at this early stage of the proceedings.

Notes to the consolidated financial statements (continued)

29. Contingent liabilities and legal proceedings (continued)

Germany: claims regarding transfer of data to credit agencies

Individual consumers are bringing claims against Vodafone Germany and/or the other national network operators alleging that information was passed to credit agencies up to February 2024 about contracts for mobile services without consumer consent. The claims seek damages of up to €5,000 per contract for GDPR (General Data Protection Regulation) infringement. As at 31 March 2024, Vodafone Germany had been notified of 316 claims filed in various regional courts. The other national network operators are facing similar claims.

The Group’s position is that the transfer of data about the existence of a consumer contract (and not about payments in relation to the contract) to credit agencies is standard practice and justified for the purposes of fraud prevention. However, given the increasing volume of claims, Vodafone Germany has stopped this activity.

Although the outcome of these claims is uncertain and consequently it is not possible to estimate a potential financial loss, if any, at this stage, the Group believes it has valid defences and that no present obligation exists based on all available evidence.

Germany: investigation by federal data protection authority

In 2021, the BfDI (Federal Commissioner for Data Protection and Freedom of Information) started an investigation into potential breaches of the GDPR in relation to the systems used by Vodafone Germany’s sales partners to manage customer data.

Vodafone Germany is working cooperatively with the authority to discuss the circumstances giving rise to these issues and is currently conducting settlement talks with the aim of reaching a constructive resolution of the proceedings. Under the GDPR the authority has the power to impose fines of up to 2% of the Group’s annual revenue from the preceding financial year.

A provision immaterial to the financial statements has been recorded.

Italy: Iliad v Vodafone Italy

In July 2019, Iliad filed a claim for €500 million against Vodafone Italy in the Civil Court of Milan. The claim alleges anti-competitive behaviour in relation to customer portability and certain advertising campaigns by Vodafone Italy. The main hearing on the merits of the claim took place on 8 June 2021. On 17 April 2023, the Civil Court issued a judgement in Vodafone Italy's favour and rejected Iliad's claim for damages in full. Iliad filed an appeal before the Court of Appeal of Milan in June 2023. The appeal process is ongoing.

The Group is currently unable to estimate any possible loss in this claim in the event of an adverse judgement on appeal but, while the outcome is uncertain, the Group believes it has valid defences and that it is probable that no present obligation exists.

Greece: Papistas Holdings SA, Mobile Trade Stores (formerly Papistas SA) and Athanasios and Loukia Papistas v Vodafone Greece

In October 2019, Mr. and Mrs. Papistas, and companies owned or controlled by them, filed several claims against Vodafone Greece with a total value of approximately €330 million for purported damage caused by the alleged abuse of dominance and wrongful termination of a franchise arrangement with a Papistas company. Lawsuits which the Papistas claimants had previously brought against Vodafone Greece, including one also citing Vodafone Group Plc and certain Directors and officers of Vodafone as defendants, were either withdrawn or left dormant. Vodafone Greece filed a counter claim and all claims were heard in February 2020. All of the Papistas claims were rejected by the Athens Court of First Instance because the stamp duty payments required to have the merits of the case considered had not been made. Vodafone Greece’s counter claim was also rejected. The Papistas claimants and Vodafone Greece each filed appeals. The appeal hearings took place on 23 February and 11 May 2023. Judgement has been received and the Court dismissed both of the appeals because the stamp duty payments had again not been made, except for one aspect of the proceedings which will be dealt with at a further hearing in February 2025. Whether the Papistas claimants will appeal the judgement is unknown as at the date of this report.

Vodafone is continuing vigorously to defend the claims and based on the progress of the litigation so far the Group believes that it is highly unlikely that there will be an adverse ruling for the Group. On this basis, the Group does not expect the outcome of these claims to have a material financial impact.

Notes to the consolidated financial statements (continued)

29. Contingent liabilities and legal proceedings (continued)

UK: Phones 4U in Administration v Vodafone Limited,Vodafone Group Plc and Others

In December 2018, the administrators of former UK indirect seller, Phones 4U, sued the three main UK mobile network operators (‘MNOs’), including Vodafone, and their parent companies in the English High Court. The administrators alleged collusion between the MNOs to withdraw their business from Phones 4U thereby causing its collapse. The judge ordered that there should be a split trial between liability and damages. The first trial on liability took place from May to July 2022. On 10 November 2023, the High Court issued a judgement in Vodafone’s favour and rejected Phones 4U’s allegations that the defendants were in breach of competition law, consistent with Vodafone’s previously stated position that a present obligation does not exist. Phones 4U has been granted permission to appeal the judgement from the Court of Appeal. The appeal hearing will take place in May 2025.

The Group intends to vigorously defend the appeal and is not able to estimate any possible loss in the event of an adverse judgement on appeal.

South Africa: Kenneth Makate v Vodacom (Pty) Limited

Mr Kenneth Makate, a former employee of Vodacom Pty Limited (‘Vodacom South Africa’), started legal proceedings in 2008 claiming compensation for a business idea that led to the development of a service known as ‘Please Call Me’ (‘PCM’). In July 2014, the Gauteng High Court (‘the High Court’) ruled that Mr Makate had proven the existence of a contract, but that Vodacom South Africa was not bound by that contract because the responsible director did not have authority to enter into such an agreement on Vodacom South Africa’s behalf. The High Court and Supreme Court of Appeal (‘the SCA’) turned down Mr Makate’s application for leave to appeal in December 2014 and March 2015, respectively.

In April 2016, the Constitutional Court of South Africa (‘the Constitutional Court’) granted leave to appeal and upheld Mr Makate’s appeal. It found that Vodacom South Africa is bound by an agreement and ordered the parties to negotiate, in good faith, and agree a reasonable compensation amount payable to Mr Makate or, in the event of a deadlock, for the matter to be referred to Vodacom Group’s Chief Executive Officer (‘the CEO’) for determination. Mr Makate’s application for the aforementioned order to be varied from the determination of an amount to a compensation model based on a share of revenue, was dismissed by the Constitutional Court. In accordance with the Constitutional Court order, and after negotiations failed, the CEO issued his determination on 9 January 2019. However, the CEO’s award of R47 million (€2 million) was rejected by Mr Makate, who subsequently brought an application in the High Court for judicial review against the CEO’s determination and award.

The High Court, in a judgement delivered on 8 February 2022, set aside the CEO’s determination and ordered him to reassess the amount employing a set of criteria which would have resulted in the payment of a higher compensation amount, for the benefit of Mr Makate, than that determined by the CEO. Vodacom South Africa appealed against the judgement and the order of the High Court to the SCA. The SCA heard the appeal on 9 May 2023 and its judgement was handed down on 6 February 2024. A majority of three judges, with a minority of two judges dissenting, dismissed the appeal and ruled that Mr Makate is entitled to be paid 5% - 7.5% of the total revenue of the PCM product from March 2001 to the date of the judgement, plus interest.

On 27 February 2024, Vodacom South Africa applied for leave to appeal the judgement and order of the SCA to the Constitutional Court, resulting in the suspension of the operation of the judgement and order of the SCA. Mr Makate is opposing Vodacom South Africa’s application for leave to appeal. Vodacom South Africa is challenging the SCA’s judgement and order on various grounds including, but not limited to the SCA ignoring the evidence placed before it on the computation of the quantum of compensation payable to Mr Makate, and the SCA issuing orders that are legally unenforceable.

The CEO’s determination in 2019 amounted to R47 million (€2 million). The minority judgement of the SCA raised Mr Makate’s compensation to approximately R186 million (€9 million), while the SCA majority judgement would entitle Mr Makate to a minimum compensation amount of R29 billion (€1.4 billion). Consequently, the range of the possible compensation outcomes in this matter is very wide.

The amount ultimately payable to Mr Makate is uncertain and will depend on the determination of the Constitutional Court to grant Vodacom South Africa’s application for leave to appeal and, if granted, on the success of Vodacom South Africa’s appeal against the judgement and order of the SCA, on the merits of the case. The Group is continuing to challenge the level of compensation payable to Mr Makate and a provision immaterial to the financial statements has been recorded.

Notes to the consolidated financial statements (continued)

29. Contingent liabilities and legal proceedings (continued)

UK: Mr Justin Gutmann v Vodafone Limited and Vodafone Group Plc

In November 2023, Mr Gutmann issued claims in the Competition Appeal Tribunal seeking permission, as a proposed class representative, to bring collective proceedings against the four UK MNOs and their respective parent companies. Vodafone Group Plc and Vodafone Limited are named defendants to one of the claims with an alleged value of £1.4 billion (approximately €1.6 billion), including interest. It is alleged that Vodafone and the other MNOs used their alleged market dominance to overcharge customers after the expiry of the minimum terms of certain mobile contracts (referred to as a ‘loyalty penalty’).

Taking into account all available evidence at this stage, the Group’s assessment is that the allegations are without merit and it intends to defend the claim. The Group is currently unable to estimate any possible loss in regards to this issue but, while the outcome is uncertain, the Group believes it is probable that no present obligation exists.

30. Related party transactions

The Group has a number of related parties including joint arrangements and associates, pension schemes and Directors and Executive Committee members (see note 12 ‘Investments in associates and joint arrangements’, note 25 ‘Post employment benefits’ and note 23 ‘Directors and key management compensation’).

Transactions with joint arrangements and associates

Related party transactions with the Group’s joint arrangements and associates primarily comprise fees for the use of products and services including network airtime and access charges, fees for the provision of network infrastructure and cash pooling arrangements. No related party transactions have been entered into during the year which might reasonably affect any decisions made by the users of these consolidated financial statements except as disclosed below.

	2024	2023	2022
	€m	€m	€m
Sales of goods and services to associates	25	20	20
Purchase of goods and services from associates	6	8	10
Sales of goods and services to joint arrangements	267	220	221
Purchase of goods and services from joint arrangements	932	263	298
Interest income receivable from joint arrangements[1]	52	52	48
Interest expense payable to joint arrangements[1]	239	33	52
Trade balances owed:
by associates	19	7	–
to associates	1	1	–
by joint arrangements	190	170	–
to joint arrangements	379	329	–
Other balances owed by joint arrangements[1]	1,105	980	–
Other balances owed to joint arrangements[2]	4,940	5,628	–

Notes:

1	Amounts arise primarily through VodafoneZiggo and Oak Holdings 1 GmbH. Interest is paid/received in line with market rates.
2	Amounts are primarily in relation to leases of tower space from Oak Holdings 1 GmbH.

Dividends received from associates and joint ventures are disclosed in the consolidated statement of cash flows.

Transactions with Directors other than compensation

During the three years ended 31 March 2024 and as of 14 June 2024, no Director nor any other executive officer, nor any associate of any Director or any other executive officer, was indebted to the Group. During the three years ended 31 March 2024 and as of 14 June 2024, the Group has not been a party to any other material transaction, or proposed transactions, in which any member of the key management personnel (including Directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing or any relative of such spouse) had or was to have a direct or indirect material interest.

Notes to the consolidated financial statements (continued)

31. Related undertakings

A full list of all of our subsidiaries, joint arrangements and associated undertakings is detailed below.

A full list of subsidiaries, joint arrangements and associated undertakings (as defined in the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008) as at 31 March 2024 is detailed below. No subsidiaries are excluded from the Group consolidation. Unless otherwise stated the Company’s subsidiaries all have share capital consisting solely of ordinary shares and are indirectly held. The percentage held by Group companies reflect both the proportion of nominal capital and voting rights unless otherwise stated. Summarised financial information is provided in respect of the Group’s most significant joint arrangements and associates in note 12 ‘Investments in associates and joint arrangements’.

Subsidiaries

A subsidiary is an entity directly or indirectly controlled by the Company. Control is achieved where the Company has existing rights that give it the current ability to direct the activities that affect the Company’s returns and exposure or rights to variable returns from the entity. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Group. All intra-group transactions, balances, income and expenses are eliminated on consolidation. Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Group’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the original business combination and the non-controlling shareholder’s share of changes in equity since the date of the combination. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Notes to the consolidated financial statements (continued)

31. Related undertakings (continued)

Company name	% of share class held by Group Companies	Share Class
Albania
Autostrada Tirane-Durres, Rruga: “Pavaresia”, Nr 61, Kashar, Tirana, Albania
Vodafone Albania Sh.A	100.00	Ordinary shares
Rruga "Ibrahim Rugova", Sky Tower, Kati i 5, Hyrja 2, Tiranë, 1000, Albania
_VOIS Albania Shpk.	100.00	Ordinary shares
Australia
Mills Oakley , Level 7, 151 Clarence Street, Sydney NSW 2000, Australia
Vodafone Enterprise Australia Pty Limited	100.00	Ordinary shares
Austria
c/vo EvVodaersheds Sutherland Rechtsanwälte GmbH, Kärntner Ring 12, 3. Stock, 1010, Wien, Austria
Vodafone Enterprise Austria GmbH	100.00	Quotas shares
Bahrain
RSM Bahrain, 3rd floor Falcon Tower, Diplomatic Area, Manama, PO BOX 11816, Bahrain
Vodafone Enterprise Bahrain W.L.L.	100.00	Ordinary shares
Belgium
Malta House, rue Archimède 25, 1000 Bruxelles, Belgium
Vodafone Belgium SA/NV	100.00	Ordinary shares
Brazil
Av. Paulista, 37 - 4º andar, Sala 427, Bela Vista, CEP, 01311-902, São Paulo, Brazil
Vodafone Empresa Brasil Telecomunicações Ltda	100.00	Ordinary shares
Rua Boa Vista, No. 254, room 1304 (parte), Centro, São Paulo, 01014907, Brazil
Vodafone Serviços Empresariais Brasil Ltda.	100.00	Ordinary shares
Bulgaria
10 Tsar Osvoboditel Blvd., 3rd Floor, Spredets Region, Sofia, 1000, Bulgaria
Vodafone Enterprise Bulgaria EOOD	100.00	Ordinary shares
Canada
c/o ARC Information Services Inc., 3-84 Castlebury Crescent, Toronto ON M2H 1W8, Canada
Vodafone Canada Inc.	100.00	Common shares
Cayman Islands
One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands
CGP Investments (Holdings) Limited	100.00	Ordinary shares
China
Building 21, 11, Kangdin5g St., BDA, Beijing, 100176 - China
Vodafone Automotive Technologies (Beijing) Co, Ltd	100.00	Ordinary shares
Level 9, Tower 2, China Central Place, Room 941, No.79 Jianguo Road, Chaoyang District, Beijing, 100025, China
Vodafone Enterprise Communications Technical Service (Shanghai) Co., Ltd. Beijing Branch[2]	100.00	Branch
Room 1603, 16th Floor, 1200 Pudong Avenue, Free Trade Zone, Shanghai, China
Vodafone Enterprise Communications Technical Service (Shanghai) Co., Ltd.	100.00	Ordinary shares
Congo, The Democratic Republic of the
292 Avenue de La Justice, Commune de la Gombe, Kinshasa, The Democratic Republic of the Congo
Vodacom Congo (RDC) SA5	33.20	Ordinary shares
Building Commimo II Ground Floor Right, 3157 Boulevard du 30 Juin, Commune de la Gombe, Kinshasa, DRC Congo, The Democratic Republic of the Congo
Vodacash S.A5	33.20	Ordinary shares

Notes to the consolidated financial statements (continued)

31. Related undertakings (continued)

Company name	% of share class held by Group Companies	Share Class
Cyprus
Ali Rıza Efendi Caddesi No:33/A Ortaköy, Lefkoşa, Cyprus
Vodafone Evde Operations Ltd	100.00	Ordinary shares
Vodafone Mobile Operations Limited	100.00	Ordinary shares
Czech Republic
náměstí Junkových 2, Prague 5, 15500, Czech Republic
Nadace Vodafone Česká Republika	100.00	Trustee
Oskar Mobil s.r.o.	100.00	Ordinary shares
Vodafone Czech Republic A.S.	100.00	Ordinary shares
Vodafone Enterprise Europe (UK) Limited - Czech Branch[2]	100.00	Branch
Praha 4, Závišova 502/5, 14000, Nusle, Czech Republic
Závišova Real Estate, s.r.o.	100.00	Ordinary shares
Denmark
c/o Lundgrens Advokatpartnerselskab, Tuborg Boulevard 12, 2900, Hellerup, Denmark
Vodafone Enterprise Denmark A/S	100.00	Ordinary shares
Egypt
37 Kasr El Nil St, 4th. Floor, Cairo, Egypt
Starnet[5]	35.81	Ordinary shares
54 El Batal Ahmed Abed El Aziz, Mohandseen, Giza, Egypt
Sarmady Communications[5]	35.81	Ordinary shares
Building no. 2109 “VHUB1”, Smart Village, Cairo Alexandria, Egypt
Vodafone International Services LLC[5]	100.00	Ordinary shares
Site No 15/3C, Central Axis, 6th October City, Egypt
Vodafone Egypt Telecommunications S.A.E.[5]	35.82	Ordinary shares

Smart Village C3 Vodafone Building, Egypt
Vodafone Data[5]	35.81	Ordinary shares
Vodafone Building Zahraa EL Maadi, Building A, Service Area D, Maadi, Cairo, Egypt
Vodafone For Trading[5]	35.78	Ordinary shares
Finland
c/o Eversheds Asianajotoimisto Oy, Fabianinkatu 29 B, Helsinki, 00100, Finland
Vodafone Enterprise Finland Oy	100.00	Ordinary shares
France
1300 route de Cretes, Le WTC, Bat I1, 06560, Valbonne Soph, France
Vodafone Automotive Telematics Development S.A.S	100.00	Ordinary shares
Le Belvédère, 1 - 7 cours Valmy, 92800, Puteaux, France
Vodafone Automotive France S.A.S	100.00	Ordinary shares
Vodafone Enterprise France SAS	100.00	New euro shares
Rue Champollion, 22300, Lannion, France
Apollo Submarine Cable System Ltd – French Branch[2]	100.00	Branch
Germany
Altes Forsthaus 2, 67661, Kaiserslautern, Germany
TKS Telepost Kabel-Service Kaiserslautern GmbH[3]	100.00	Ordinary shares
Betastraße 6-8, 85774 Unterföhring, Germany
Vodafone Customer Care GmbH[3]	99.99	Ordinary shares
Vodafone Deutschland GmbH	99.99	Ordinary shares

Notes to the consolidated financial statements (continued)

31. Related undertakings (continued)

Company name	% of share class held by Group Companies	Share Class
Buschurweg 4, 76870 Kandel, Germany
Vodafone Automotive Deutschland GmbH	100.00	Ordinary shares
Ferdinand-Braun-Platz 1, 40549, Düsseldorf, Germany
Vodafone Enterprise Germany GmbH	100.00	Ordinary A, shares, Ordinary B shares
Vodafone GmbH	100.00	Ordinary A shares, Ordinary B shares
Vodafone Group Services GmbH	100.00	Ordinary shares
Vodafone IoT Germany GmbH	100.00	Ordinary shares
Vodafone Institut für Gesellschaft und Kommunikation GmbH	100.00	Ordinary shares
Vodafone Stiftung Deutschland Gemeinnützige GmbH	100.00	Ordinary shares
Vodafone West GmbH	100.00	Ordinary shares
Friedrich-Wilhelm-Strasse 2, 38100, Braunschweig, Germany
KABELCOM Braunschweig Gesellschaft Für Breitbandkabel-Kommunikation Mit Beschränkter Haftung[3]	99.99	Ordinary shares
Holzmarkt 1, 50676, Köln, North Rhine-Westphalia, Germany
Grandcentrix GmbH	100.00	Ordinary shares
Nobelstrasse 55, 18059, Rostock, Germany
"Urbana Teleunion" Rostock GmbH & Co.KG3	69.99	Ordinary shares
Seilerstrasse 18, 38440, Wolfsburg, Germany
KABELCOM Wolfsburg Gesellschaft für Breitbandkabel-Kommunikation mit beschränkter Haftung[3]	99.99	Ordinary shares
Greece
12,5 km National Road Athens – Lamia, Metamorfosi / Athens, 14452, Greece
Vodafone Innovus S.A	99.87	Ordinary shares
1-3 Tzavella str, 152 31 Halandri, Athens, Greece
Fiber2All S.A.	99.87	Ordinary shares
Vodafone-Panafon Hellenic Telecommunications Company S.A.	99.87	Ordinary shares
Pireos 163 & Ehelidon, Athens, 11854, Greece
360 Connect S.A.	99.87	Ordinary shares
Guernsey
Martello Court, Admiral Park, St. Peter Port, GY1 3HB, Guernsey
FB Holdings Limited	100.00	Ordinary shares
Le Bunt Holdings Limited	100.00	Ordinary shares
Silver Stream Investments Limited	100.00	Ordinary shares
Roseneath, The Grange, St Peter Port, GY1 2QJ, Guernsey
VBA Holdings Limited[5]	65.10	Ordinary shares, Non-voting irredeemable non-cumulative preference shares
VBA International Limited[5]	65.10	Ordinary shares, Non-voting irredeemable non-cumulative preference shares
Hong Kong
Level 24, Dorset House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong
Vodafone Enterprise Hong Kong Ltd	100.00	Ordinary shares
Hungary
40-44 Hungaria Krt., Budapest, H-1087, Hungary
VSSB Vodafone Szolgáltató Központ Budapest Zártkörűen Működő Részvénytársaság	100.00	Registered ordinary shares

Notes to the consolidated financial statements (continued)

31. Related undertakings (continued)

Company name	% of share class held by Group Companies	Share Class
India
10th Floor, Tower A&B, Global Technology Park, (Maple Tree Building), Marathahalli Outer Ring Road, Devarabeesanahalli Village, Varthur Hobli, Bengaluru, Karnataka, 560103, India
Cable & Wireless Networks India Private Limited	100.00	Equity shares
Cable and Wireless (India) Limited - Branch[2]	100.00	Branch
Cable and Wireless Global (India) Private Limited	100.00	Equity shares
201 - 206, Shiv Smriti Chambers, 49/A, Dr. Annie Besant Road, Mumbai, Maharashtra, Worli, 400018, India
Omega Telecom Holdings Private Limited	100.00	Equity shares
Vodafone India Services Private Limited	100.00	Equity shares
Business@Mantri, Tower B, Wing no - B1 & B2, 3rd Floor, S. No. - 197, Near Hotel Four Points, Lohegaon, Pune, Maharashtra, 411014, India
Vodafone Global Services Private Limited	100.00	Equity shares
E-47, Bankra Super Market, Bankra, Howrah, West Bengal, 711403, India
Usha Martin Telematics Limited	100.00	Equity shares
Ireland
2nd Floor, Palmerston House, Fenian Street, DUBLIN 2, Ireland
Vodafone International Financing Designated Activity Company	100.00	Ordinary shares
38/39 Fitzwilliam Square West, Dublin 2, D02 NX53, Ireland
Vodafone Enterprise Global Limited	100.00	Ordinary shares
Vodafone Global Network Limited	100.00	Ordinary shares
Mountainview, Leopardstown, Dublin 18, Ireland
VF Ireland Property Holdings Limited	100.00	Ordinary euro shares
Vodafone Group Services Ireland Limited	100.00	Ordinary shares
Vodafone Ireland Limited	100.00	Ordinary shares
Vodafone Ireland Marketing Limited	100.00	Ordinary shares
Vodafone Ireland Retail Limited	100.00	Ordinary shares
Italy
Piazzale Luigi Cadorna, 4, 20123, Milano, Italy
Vodafone Global Enterprise (Italy) S.R.L.	100.00	Ordinary shares
SS 33 del Sempione KM 35, 212, 21052 Busto Arsizio (VA), Italy
Vodafone Automotive Italia S.p.A	100.00	Ordinary shares
Via Astico 41, 21100 Varese, Italy
Vodafone Automotive Electronic Systems S.r.L	100.00	Ordinary shares
Vodafone Automotive SpA	100.00	Ordinary shares
Vodafone Automotive Telematics Srl	100.00	Ordinary shares
Via Jervis 13, 10015, Ivrea (TO), Italy
VEI S.r.l.	100.00	Partnership interest shares
Vodafone Italia S.p.A.	100.00	Ordinary shares
Via Lorenteggio 240, 20147, Milan, Italy
Vodafone Enterprise Italy S.r.L	100.00	Euro shares
Vodafone Gestioni S.p.A.	100.00	Ordinary shares
Vodafone IoT Italy, S.R.L.	100.00	Quotas shares
Vodafone Servizi E Tecnologie S.R.L.	100.00	Equity shares

Notes to the consolidated financial statements (continued)

31. Related undertakings (continued)

Company name	% of share class held by Group Companies	Share Class
IVia per Carpi 26/B, 42015, Correggio (RE), Italy
VND S.p.A.	100.00	Ordinary shares
Japan
KAKiYa building, 9F, 2-7-17 Shin-Yokohama, Kohoku-ku, Yokoha- City, Kanagawa, 222-0033, Japan
Vodafone Automotive Japan KK	100.00	Ordinary shares
The Executive Centre, Level 20, Shin Marunouchi Center Building, 1-6-2 Marunouchi, Chiyoda-ku, Tokyo, 100-0005, Japan
Vodafone Enterprise U.K. – Japanese Branch[2]	100.00	Branch
Vodafone Global Enterprise (Japan) K.K.	100.00	Ordinary shares
Jersey
44 Esplanade, St Helier, JE4 9WG, Jersey
Vodafone International 2 Limited	100.00	Ordinary shares
Kenya
6th Floor, ABC Towers, ABC Place, Waiyaki Way, Nairobi, 00100, Kenya
Vodafone Kenya Limited[5]	69.46	Ordinary voting shares
The Riverfront, 4th floor, Prof. David Wasawo Drive, Off Riverside Drive, Nairobi, Kenya
Vodacom Business (Kenya) Limited[5]	52.08	Ordinary shares
Korea, Republic of
ASEM Tower level 37, 517 Yeongdong-daero, Gangnam-gu, Seoul, 135-798, Korea, Republic of
Vodafone Enterprise Korea Limited	100.00	Ordinary shares
Lesotho
585 Mabile Road, Vodacom Park, Maseru, Lesotho
Vodacom Lesotho (Pty) Limited[5]	52.08	Ordinary shares
VCL Financial Services (Pty) Ltd[5]	52.08	Ordinary shares
Luxembourg
15 rue Edward Steichen, Luxembourg, 2540, Luxembourg
Tomorrow Street GP S.à r.l.	100.00	Ordinary shares
Vodafone Enterprise Luxembourg S.A.	100.00	Ordinary euro shares
Vodafone International 1 S.à r.l.	100.00	Ordinary shares
Vodafone International M S.à r.l.	100.00	Ordinary shares
Vodafone Luxembourg S.à r.l.	100.00	Ordinary shares
Vodafone Procurement Company S.à r.l.	100.00	Ordinary shares
Vodafone Roaming Services S.à r.l.	100.00	Ordinary shares
Vodafone Services Company S.à r.l.	100.00	Ordinary shares
Malaysia
Suite 13.03, 13th Floor, Menara Tan & Tan, 207 Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia
Vodafone Global Enterprise (Malaysia) Sdn Bhd	100.00	Ordinary shares
Malta
Portomaso Business Tower, Level 15B, St Julians, STJ 4011, Malta
Vodafone Holdings Limited	100.00	‘A’ Ordinary shares, ‘B’ Ordinary shares
Vodafone Insurance Limited	100.00	‘A’ Ordinary shares, ‘B’ Ordinary shares

Notes to the consolidated financial statements (continued)

31. Related undertakings (continued)

Company name	% of share class held by Group Companies	Share Class
Mauritius
10th Floor, Standard Chartered Towers, 19 Cybercity, Ebene, Mauritius, Mauritius
Mobile Wallet VM1[5]	65.10	Ordinary shares
Mobile Wallet VM2[5]	65.10	Ordinary shares
VBA (Mauritius) Limited[5]	65.10	Ordinary shares, Redeemable preference shares
Vodacom International Limited[5]	65.10	Ordinary shares, Non-Cumulative preference shares
Fifth Floor, Ebene Esplanade, 24 Bank Street, Cybercity, Ebene, Mauritius
Al-Amin Investments Limited	100.00	Ordinary shares
Array Holdings Limited	100.00	Ordinary shares
Asian Telecommunication Investments (Mauritius) Limited	100.00	Ordinary shares
CCII (Mauritius), Inc.	100.00	Ordinary shares
CGP India Investments Ltd.	100.00	Ordinary shares
Euro Pacific Securities Ltd.	100.00	Ordinary shares
Mobilvest	100.00	Ordinary shares
Prime Metals Ltd.	100.00	Ordinary shares
Trans Crystal Ltd.	100.00	Ordinary shares
Vodafone Mauritius Ltd.	100.00	Ordinary shares
Vodafone Telecommunications (India) Limited	100.00	Ordinary shares
Vodafone Tele-Services (India) Holdings Limited	100.00	Ordinary shares
Mexico
Avenida Insurgentes Sur No. 1647, Piso 12, despacho 1202, Colonia San José Insurgentes, Alcaldía Benito Juárez, C.P. 03900, Ciudad de México, Mexico
Vodafone Empresa México S.de R.L. de C.V.	100.00	Corporate certificate series A shares, Corporate certificate series B shares
Mozambique
Rua dos Desportistas, Numero 649, Cidade de Maputo, Mozambique
Vodacom Moçambique, SA5	55.33	Ordinary shares
Vodafone M-Pesa, S.A5	55.33	Ordinary shares
Netherlands
Rivium Quadrant 173, 15th Floor, 2909 LC, Capelle aan den IJssel, Netherlands
Vodafone Enterprise Netherlands B.V.	100.00	Ordinary shares
Vodafone Europe B.V.	100.00	Ordinary shares
Vodafone International Holdings B.V.	100.00	Ordinary shares
Zuid-hollanden 7, Rode Olifant, Spaces, 2596AL, den Haag, Netherlands
IoT.nxt USA BV5	42.31	Ordinary shares
IOT.NXT B.V.[5]	42.31	Ordinary shares
IoT.nxt EMENA B.V	42.31	Ordinary shares
IoT.nxt Europe BV5	42.31	Ordinary shares
New Zealand
74 Taharoto Road, Takapuna, Auckland, 0622, New Zealand
Vodafone Enterprise Hong Kong Limited - New Zealand Branch[2]	100.00	Branch
Norway
c/o EconPartner AS, Dronning Mauds gate 15, Oslo, 0250, Norway
Vodafone Enterprise Norway AS	100.00	Ordinary shares
Oman
Knowledge Oasis Muscat, Al-seeb, Muscat, Governorate P.O Box 104 135, Oman
Vodafone Services LLC	100.00	Shares
Poland
ul. Towarowa 28, 00-839, Warsaw, Poland
Vodafone Business Poland sp. z o.o.	100.00	Ordinary shares

Notes to the consolidated financial statements (continued)

31. Related undertakings (continued)

	% of share class
	held by Group
Company name	Companies	Share Class
Portugal
Av. D. João II, nº 36 – 8º Piso, 1998 – 017, Parque das Nações, Lisboa, Portugal
DABCO Portugal, Lda	80.20	Ordinary shares
Oni Way - Infocomunicacoes, S.A	100.00	Ordinary shares
Vodafone Enterprise Spain, S.L.U. – Portugal Branch[2]	100.00	Branch
Vodafone Portugal – Comunicacoes Pessoais, S.A.	100.00	Ordinary shares
Vodafone Solutions, Unipessoal LDA	100.00	Quotas shares
Vodafone IoT Portugal, Unipessoal Lda.	100.00	Ordinary shares
Romania
1 A Constantin Ghercu Street, 10th Floor, 6th District, Bucharest, Romania
UPC Services S.R.L. (in liquidation)	100.00	Ordinary shares
18 Diligenței Steet, 1st floor, Building C1, Ploiesti, Prahova County, Romania
Evotracking SRL	100.00	Ordinary shares
201 Barbu Vacarescu Street, 5th floor, 2nd District, Bucharest, Romania
Vodafone External Services SRL	100.00	Ordinary shares
Vodafone Foundation	100.00	Sole member
201 Barbu Vacarescu, 4th floor, 2nd District, Bucharest, Romania
Vodafone Romania S.A	100.00	Ordinary shares
62 D Nordului Street, District 1, Bucharest, Romania
UPC Foundation	100.00	Sole member
Oltenitei Street no. 2, City Offices Building, 3rd Floor, Bucharest 4th District, Romania
Vodafone România Technologies SRL	100.00	Ordinary shares
Sectorul 2, Strada Barbu Văcărescu, Nr. 201, Etaj 1, Bucharest, Romania
Vodafone România M – Payments SRL	100.00	Ordinary shares
Russian Federation
Build. 2, 14/10, Chayanova str., 125047, Moscow, Russian Federation
Cable & Wireless CIS Svyaz LLC	100.00	Charter capital shares
Serbia
Vladimira Popovića 38-40, New Belgrade, 11070, Serbia
Vodafone Enterprise Equipment Limited Ogranak u Beogradu - Serbia Branch[2]	100.00	Branch
Singapore
Asia Square Tower 2, 12 Marina View, #17-01, 018961, Singapore
Vodafone Enterprise Singapore Pte.Ltd	100.00	Ordinary shares
Slovakia
Karadžičova 2, mestská časť Staré mesto, Bratislava, 811 09, Slovakia850 New Burton Rd., Suite 201, Dover, County of Kent, Delaware, 19904, United States
Vodafone Global Network Limited – Slovakia Branch[2]	100.00	Branch
Prievozská 6, Bratislava, 821 09, Slovakia
Vodafone Czech Republic A.S. – Slovakia Branch[2]	100.00	Branch
South Africa
9 Kinross Street, Germiston South, 1401, South Africa
Vodafone Holdings (SA) Proprietary Limited	100.00	Ordinary shares
Vodafone Investments (SA) Proprietary Limited	100.00	Ordinary A shares, 'B' Ordinary no par value shares
Irene Link Building C, Third Floor, 5 Impala Avenue, Doringkloof, Centurion, Gauteng, 0046, South Africa
10T Holdings Proprietary Limited[5]	42.31	Ordinary shares
IoT.nxt (Pty) Limited[5]	42.31	Ordinary shares
IoT.nxt Development (Pty) Limited[5]	42.31	Ordinary shares
Vodacom Corporate Park, 082 Vodacom Boulevard, Midrand, 1685, South Africa
Infinity Services Partner Company[5]	65.10	Ordinary shares
Jupicol (Proprietary) Limited[5]	45.57	Ordinary shares
MAST Services Proprietary Limited[5]	65.10	Ordinary shares
Mezzanine Ware (RF) Proprietary Limited[5]	58.59	Ordinary shares
Motifprops 1 (Proprietary) Limited[5]	65.10	Ordinary shares
Storage Technology Services (Pty) Limited[5]	33.20	Ordinary shares
Vodacom (Pty) Limited[5]	65.10	Ordinary shares, Ordinary A shares
Vodacom Business Africa Group (Pty) Limited[5]	65.10	Ordinary shares
Vodacom Business Africa SA (Pty) Limited[5]	65.10	Ordinary shares
Vodacom Financial Services (Proprietary) Limited[5]	65.10	Ordinary shares
Vodacom Group Limited	65.10	Ordinary shares
Vodacom Insurance Administration Company (Proprietary) Limited[5]	65.10	Ordinary shares
Vodacom Insurance Company (RF) Limited[5]	65.10	Ordinary shares
Vodacom International Holdings (Pty) Limited[5]	65.10	Ordinary shares
Vodacom Life Assurance Company (RF) Limited[5]	65.10	Ordinary shares
Vodacom Payment Services (Proprietary) Limited[5]	65.10	Ordinary shares
Vodacom Properties No 1 (Proprietary) Limited[5]	65.10	Ordinary shares
Vodacom Properties No.2 (Pty) Limited[5]	65.10	Ordinary shares
Wheatfields Investments 276 (Proprietary) Limited[5]	65.10	Ordinary shares
XLink Communications (Proprietary) Limited[5]	65.10	Ordinary A shares

Notes to the consolidated financial statements (continued)

31. Related undertakings (continued)

	% of share class
	held by Group
Company name	Companies	Share Class
Spain
Antracita, 7 – 28045, Madrid, Spain
Vodafone Automotive Iberia S.L.	100.00	Ordinary shares
Avenida de América 115, 28042, Madrid, Spain
Vodafone Energía, S.L.U.	100.00	Ordinary shares
Vodafone Enterprise Spain SLU	100.00	Ordinary euro shares
Vodafone España, S.A.U.	100.00	Ordinary shares
Vodafone Holdings Europe, S.L.U.	100.00	Ordinary shares
Vodafone ONO, S.A.U.	100.00	Ordinary shares
Vodafone Servicios, S.L.U.	100.00	Ordinary shares
Paseo de la Alameda de Osuna, 14, Hortaleza, 28042, Madrid, Spain
Vodafone IoT Spain, S.L.	100.00	Ordinary shares
Torre Norte Adif, Explanada de la Estación no 7, 29002, Málaga, Spain
Vodafone Intelligent Solutions España, S.L.U.	100.00	Ordinary shares
Sweden
c/o Hellström advokatbyrå, Box 7305, 103 90, Stockholm, Sweden
Vodafone Enterprise Sweden AB	100.00	Ordinary shares, Shareholder’s contribution shares
Switzerland
c/o BDO AG, Schiffbaustrasse 2, 8005, Zurich, Switzerland
Vodafone Enterprise Switzerland AG	100.00	Ordinary shares
Taiwan
22F., No.100, Songren Road., Xinyi District, Taipei City, 11070, Taiwan
Vodafone Global Enterprise Taiwan Limited	100.00	Ordinary shares
Tanzania, United Republic of
15 Floor, Vodacom Tower, Ursino Estate, Plot No. 23, Bagamoyo Road, Dar es Salaam, Tanzania, United Republic of
M-Pesa Limited[5]	48.82	Ordinary A shares, Ordinary B shares
Shared Networks Tanzania Limited[5]	48.82	Ordinary shares
Vodacom Tanzania Public Limited Company[5]	48.82	Ordinary shares
3rd Floor, Maktaba (Library), ComplexBibi, Titi Mohaned Road, Dar es Salaam, Tanzania, United Republic of
Gateway Communications Tanzania Limited[5]	64.45	Ordinary shares
Thailand
725 Metropolis Building, 20th floor, Unit 100, Sukhumvit Road, Klongton Nua Sub-district, Watthana District, Bangkok, 10110, Thailand
Vodafone Business Siam Co., Ltd.	100.00	Ordinary shares
Turkey
Büyükdere Caddesi, No:251, Maslak, Şişli / İstanbul, 34398, Turkey
Vodafone Bilgi Ve Iletisim Hizmetleri AS	100.00	Registered shares
Vodafone Dagitim, Servis ve Icerik Hizmetleri A.S.	100.00	Ordinary shares
Vodafone Holding A.S.	100.00	Registered shares
Vodafone Kule ve Altyapi Hizmetleri A.S.	100.00	Ordinary shares
Vodafone Mall Ve Elektronik Hizmetler Ticaret AS	100.00	Ordinary shares
Vodafone Net İletişim Hizmetleri A.S.	100.00	Ordinary shares
Vodafone Telekomunikasyon A.S	100.00	Registered shares
İTÜ Ayazağa Kampüsü, Koru Yolu, Arı Teknokent Arı 3 Binası, Maslak, İstanbul, 586553, Turkey
Vodafone Teknoloji Hizmetleri A.S.	100.00	Registered shares
Maslak Mah. AOS 55 Sk. 42 Maslak Sit. B Blok Apt. No: 4/663, Sarıyer Istanbul, Turkey
Vodafone Sigorta Aracilik Hizmetleri A.S.	100.00	Ordinary shares
Vodafone Elektronik Para Ve Ödeme Hizmetleri A.S.	100.00	Registered shares
Vodafone Finansman A.S.	100.00	Ordinary shares
Maslak Mah. Büyükdere Cad. Büyükdere No: 251, Sarıyer, Istanbul, 34453, Turkey
VOIS Turkey Akilli Çözümler Limited Şirket	100.00	Ordinary shares
Ukraine
Bohdana Khmelnytskogo Str. 19-21, Kyiv, Ukraine
LLC Vodafone Enterprise Ukraine	100.00	Ownership percentage shares

Notes to the consolidated financial statements (continued)

31. Related undertakings (continued)

	% of share class
	held by Group
Company name	Companies	Share Class
United Arab Emirates
16-SD 129, Ground Floor, Building 16-Co Work, Dubai Internet City, United Arab Emirates
Vodacom Fintech Services FZ-LLC[5]	65.10	Ordinary shares
Office 101, 1st Floor, DIC Building 1, Dubai Internet City, Dubai, United Arab Emirates
Vodafone Enterprise Europe (UK) Limited – Dubai Branch[2]	100.00	Branch
United Kingdom
11 Staple Inn Building, London, WC1V 7QH, United Kingdom
Vodacom Business Africa Group Services Limited[5]	65.10	Ordinary shares, Preference shares
Vodacom Investments Company Proprietary Limited[5]	65.10	Ordinary shares
Vodacom UK Limited[5]	65.10	Ordinary shares, Ordinary B shares, Non-redeemable ordinary A shares, Non-redeemable preference shares
50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
Thus Group Holdings Limited	100.00	Ordinary shares
Thus Group Limited	100.00	Ordinary shares
Thus Profit Sharing Trustees Limited	100.00	Ordinary shares
Vodafone (Scotland) Limited	100.00	Ordinary shares
Pinnacle Cellular Group Limited	100.00	Ordinary shares
3 More London, Riverside, London, SE1 2AQ, United Kingdom
IoT Nxt UK Limited	42.31	Ordinary shares
One Kingdom Street, London, W2 6BY, United Kingdom
DABCo Limited	80.00	Ordinary shares
Quarry Corner, Dundonald, Belfast, BT16 1UD, Northern Ireland
Energis (Ireland) Limited	100.00	A Ordinary shares, B Ordinary shares, C Ordinary shares, D Ordinary shares
Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom
Apollo Submarine Cable System Limited	100.00	Ordinary shares
Bluefish Communications Limited (in liquidation)	25.00	Ordinary A shares, Ordinary B shares, Ordinary C shares, Ordinary D shares
Cable & Wireless Aspac Holdings Limited	100.00	Ordinary shares
Cable & Wireless CIS Services Limited	100.00	Ordinary shares
Cable & Wireless Communications Data Network Services Limited	100.00	'A' Ordinary shares, 'B' Ordinary shares
Cable & Wireless Europe Holdings Limited	100.00	Ordinary shares
Cable & Wireless Global Telecommunication Services Limited	100.00	Ordinary shares
Cable & Wireless UK Holdings Limited	100.00	Ordinary shares
Cable & Wireless Worldwide Limited	100.00	Ordinary shares
Cable & Wireless Worldwide Voice Messaging Limited (in process of dissolution)	100.00	Ordinary shares
Cable and Wireless (India) Limited	100.00	Ordinary shares
Cable and Wireless Nominee Limited	100.00	Ordinary shares
Central Communications Group Limited	100.00	Ordinary Shares, Ordinary A shares
Energis Communications Limited	100.00	Ordinary shares
Energis Squared Limited	100.00	Ordinary shares
London Hydraulic Power Company (The)	100.00	Ordinary shares, 5% Non-Cumulative preference shares
MetroHoldings Limited (in process of dissolution)	100.00	Ordinary shares
Navtrak Ltd	100.00	Ordinary shares
Project Telecom Holdings Limited[1]	100.00	Ordinary shares
Rian Mobile Limited	100.00	Ordinary shares
Talkmobile Limited	100.00	Ordinary shares
The Eastern Leasing Company Limited	100.00	Ordinary shares
Thus Limited	100.00	Ordinary shares
Vodafone 2.	100.00	Ordinary shares
Vodafone Automotive UK Limited	100.00	Ordinary shares

Notes to the consolidated financial statements (continued)

31. Related undertakings (continued)

	% of share class
	held by Group
Company name	Companies	Share Class
Vodafone Consolidated Holdings Limited	100.00	Ordinary shares
Vodafone Corporate Limited	100.00	Ordinary shares
Vodafone Corporate Secretaries Limited[1]	100.00	Ordinary shares
Vodafone DC Pension Trustee Company Limited[1]	100.00	Ordinary shares
Vodafone Distribution Holdings Limited	100.00	Ordinary shares
Vodafone Enterprise Corporate Secretaries Limited	100.00	Ordinary shares
Vodafone Enterprise Equipment Limited	100.00	Ordinary shares
Vodafone Enterprise Europe (UK) Limited	100.00	Ordinary shares
Vodafone Enterprise U.K.	100.00	Ordinary shares
Vodafone European Investments[1]	100.00	Ordinary shares
Vodafone Finance Limited[1]	100.00	Ordinary shares
Vodafone Finance Management	100.00	Ordinary shares
Vodafone Global Enterprise Limited	100.00	Ordinary shares, Deferred shares, B deferred shares
Vodafone Group (Directors) Trustee Limited[1]	100.00	Ordinary shares
Vodafone Group Pension Trustee Limited[1]	100.00	Ordinary shares
Vodafone Group Services Limited	100.00	Ordinary shares, deferred shares
Vodafone Group Services No.2 Limited[1]	100.00	Ordinary shares
Vodafone Group Share Trustee Limited[1]	100.00	Ordinary shares
Vodafone International 2 Limited – UK Branch[2]	100.00	Branch
Vodafone International Operations Limited	100.00	Ordinary shares
Vodafone Investments Limited[1]	100.00	Ordinary shares, Zero coupon redeemable preference shares
Vodafone IoT UK Limited	100.00	Ordinary shares
Vodafone IP Licensing Limited[1]	100.00	Ordinary shares
Vodafone Limited	100.00	Ordinary shares
Vodafone Mobile Enterprises Limited	100.00	Ordinary shares
Vodafone Mobile Network Limited	100.00	Ordinary shares
Vodafone Nominees Limited[1]	100.00	Ordinary shares
Vodafone Oceania Limited	100.00	Ordinary shares
Vodafone Overseas Finance Limited	100.00	Ordinary shares
Vodafone Partner Services Limited	100.00	Ordinary shares, Redeemable preference shares
Vodafone Retail (Holdings) Limited	100.00	Ordinary shares
Vodafone Sales & Services Limited	100.00	Ordinary shares
Vodafone Shared Operations Limited	100.00	Ordinary shares
Vodafone Shared Services UK Limited	100.00	Ordinary shares
Vodafone UK Foundation	100.00	Sole member
Vodafone UK Limited[1]	100.00	Ordinary shares
Vodafone UK Trading Holdings Limited	100.00	Ordinary shares
Vodafone Ventures Limited[1]	100.00	Ordinary shares
Vodaphone Limited	100.00	Ordinary shares
Your Communications Group Limited	100.00	B Ordinary shares, Redeemable preference shares
United States
1209 Orange Street, Wilmington DE 19801, United States
IoT nxt USA Inc[5]	42.31	Common stock
1450 Broadway, Fl 11, Suite 104, New York NY 10018, United States
Cable & Wireless Americas Systems, Inc.	100.00	Common stock shares
Vodafone Americas Virginia Inc.	100.00	Common stock shares
Vodafone US Inc.	100.00	Common stock shares, Preferred stock shares
1615 Platte Street, Suite 02-115, Denver CO 80202, United States
Vodafone Americas Foundation	100.00	Trustee
850 New Burton Rd., Suite 201, Dover, County of Kent, Delaware, 19904, United States
Vodafone IoT Incorporated	100.00	Common stock shares

Notes to the consolidated financial statements (continued)

31. Related undertakings (continued)

Associated undertakings and joint arrangements

Company Name	% of share class held by Group Companies	Share Class
Australia
Level 27, Tower Two, International Towers Sydney, 200 Barangaroo Avenue , Barangaroo NSW 2000, Australia
3.6 GHz Spectrum Pty Ltd	25.05	Ordinary shares
AAPT Limited	25.05	Ordinary shares
ACN 088 889 230 Pty Ltd	25.05	Ordinary shares
ACN 139 798 404 Pty Ltd	25.05	Ordinary shares
Adam Internet Holdings Pty Ltd	25.05	Ordinary shares
Adam Internet Pty Ltd	25.05	A shares, B shares, Ordinary shares
Agile Pty Ltd	25.05	Ordinary shares
AlchemyIT Pty Ltd	25.05	Ordinary shares
Chariot Pty Ltd	25.05	Ordinary shares
Chime Communications Pty Ltd	25.05	Ordinary shares
Connect West Pty Ltd	25.05	Ordinary shares
Destra Communications Pty Ltd	25.05	Ordinary shares
Digiplus Contracts Pty Ltd	25.05	Ordinary shares
Digiplus Holdings Pty Ltd	25.05	Ordinary shares
Digiplus Investments Pty Ltd	25.05	Ordinary shares
Digiplus Pty Ltd	25.05	Ordinary shares
H3GA Properties (No.3) Pty Limited	25.05	Ordinary shares
iiNet Labs Pty Ltd	25.05	Ordinary shares
iiNet Limited	25.05	Ordinary shares
Internode Pty Ltd	25.05	Ordinary shares, Class B shares
IntraPower Pty Limited	25.05	Ordinary shares
Intrapower Terrestrial Pty Ltd	25.05	Ordinary shares
IP Group Pty Ltd	25.05	Ordinary shares
IP Services Xchange Pty Ltd	25.05	A shares, B shares
Kooee Communications Pty Ltd	25.05	Ordinary shares
Kooee Mobile Pty Ltd	25.05	Ordinary shares
Mercury Connect Pty Ltd	25.05	Ordinary shares, E class shares
Mobile JV Pty Limited	25.05	Ordinary shares
Mobileworld Communications Pty Limited	25.05	Ordinary shares
Mobileworld Operating Pty Ltd	25.05	Ordinary shares
Netspace Online Systems Pty Ltd	25.05	Ordinary shares
Numillar IPS Pty Ltd	25.05	Ordinary shares
PIPE International (Australia) Pty Ltd	25.05	Ordinary shares
PIPE Networks Pty Limited	25.05	Ordinary shares
PIPE Transmission Pty Limited	25.05	Ordinary shares
PowerTel Limited	25.05	Ordinary shares
Request Broadband Pty Ltd	25.05	Ordinary shares
Soul Communications Pty Ltd	25.05	Ordinary shares
Soul Contracts Pty Ltd	25.05	Ordinary shares
Soul Pattinson Telecommunications Pty Ltd	25.05	Ordinary shares
SPT Telecommunications Pty Ltd	25.05	Ordinary shares
SPTCom Pty Ltd	25.05	Ordinary shares
Telecom Enterprises Australia Pty Limited	25.05	Ordinary shares
Telecom New Zealand Australia Pty Ltd	25.05	Ordinary shares, Redeemable preference shares
TPG Corporation Limited	25.05	Ordinary shares
TPG Energy Pty Ltd	25.05	Ordinary shares
TPG Finance Pty Limited	25.05	Ordinary shares
TPG Holdings Pty Ltd	25.05	Ordinary shares
TPG Internet Pty Ltd	25.05	Ordinary shares
TPG JV Company Pty Ltd	25.05	Ordinary shares
TPG Network Pty Ltd	25.05	Ordinary shares
TPG Telecom Limited	25.05	Ordinary shares
TransACT Capital Communications Pty Ltd	25.05	Ordinary shares
TransACT Communications Pty Ltd	25.05	Ordinary shares
TransACT Victoria Communications Pty Ltd	25.05	Ordinary shares
TransACT Victoria Holdings Pty Ltd	25.05	Ordinary shares
Trusted Cloud Pty Ltd	25.05	Ordinary shares
Trusted Cloud Solutions Pty Ltd	25.05	Ordinary shares
Value Added Network Pty Ltd	25.05	Ordinary shares
Vision Network Pty Limited	25.05	Ordinary shares
Vodafone Australia Pty Limited	25.05	Ordinary shares, Class B shares, Redeemable preference shares
Vodafone Foundation Australia Pty Limited	25.05	Ordinary shares
Vodafone Hutchison Receivables Pty Limited	25.05	Ordinary shares
Vodafone Hutchison Spectrum Pty Limited	25.05	Ordinary shares
Vodafone Network Pty Limited	25.05	Ordinary shares
Vodafone Pty Limited	25.05	Ordinary shares
VtalkVoip Pty Ltd	25.05	Ordinary shares
Westnet Pty Ltd	25.05	Ordinary shares

Notes to the consolidated financial statements (continued)

31. Related undertakings (continued)

Company Name	% of share class held by Group Companies	Share Class
Belgium
Space Court of Justice, Rue aux Laines 70, 1000 Brussels, Belgium
Utiq S.A	25.00	Ordinary shares
Bermuda
Clarendon House, 2 Church St, Hamilton, HM11, Bermuda
PPC 1 Limited	25.05	Ordinary shares
Czech Republic
Praha 4, Závišova 502/5, 14000, Nusle, Czech Republic
Vantage Towers s.r.o.[4]	53.88	Ordinary shares
U Rajské zahrady 1912/3, Praha 3, 130 00, Czech Republic
COOP Mobil s.r.o.	33.33	Ordinary shares
Egypt
23 Kasr El Nil St, Cairo, 11211, Egypt
Wataneya Telecommunications S.A.E	50.00	Ordinary shares
Germany
38 Berliner Allee, 40212, Düsseldorf, Germany
MNP Deutschland Gesellschaft bürgerlichen Rechts	33.33	Partnership share
Ferdinand-Braun-Platz 1, 40549, Düsseldorf, Germany
OXG Glasfaser Beteiligungs-GmbH	50.00	Ordinary shares
OXG Glasfaser GmbH	50.00	Ordinary shares
Nobelstrasse 55, 18059, Rostock, Germany
Verwaltung “Urbana Teleunion” Rostock GmbH[3]	50.00	Ordinary shares
Prinzenallee 11-13, 40549, Düsseldorf, Germany
Oak Holdings 1 GmbH	60.33	Ordinary shares
Oak Holdings 2 GmbH	60.33	Ordinary shares
Oak Holdings GmbH	60.33	Ordinary shares
Oak Renewables GmbH	60.33	Ordinary shares
Vantage Towers AG	53.88	Ordinary shares
Vantage Towers Erste Verwaltungsgesellschaft mbH[4]	53.88	Ordinary shares
Greece
2 Adrianeiou str, Athens, 11525, Greece
Vantage Towers Single Member Societe Anonyme[4]	53.88	Ordinary shares
43–45 Valtetsiou Str., Athens, Greece
Safenet N.P,A.	24.97	Issued shares
56 Kifisias Avenue & Delfwn, Marousi, 151 25, Greece
Tilegnous IKE	33.29	Ordinary shares
Marathonos Ave 18 km & Pylou, Pallini, Attica, Pallini, Attica, 15351, Greece
Victus Networks S.A.	49.94	Ordinary shares
Hungary
Boldizsár utca 2, Budapest, 1112, Hungary
Vantage Towers Zártkörűen Működő Részvénytársaság[4]	53.88	Ordinary shares
India
10th Floor, Birla Centurion, Century Mills Compound, Pandurang Budhkar Marg, Worli, Mumbai, Maharashtra, 400030, India
Vodafone Foundation[6]	30.90	Ordinary shares
Vodafone Idea Shared Services Limited[6]	31.37	Ordinary shares
Vodafone Idea Technology Solutions Limited[6]	31.37	Ordinary shares
Vodafone m-pesa Limited[6]	31.37	Ordinary shares
You Broadband India Limited[6]	31.37	Equity shares
Building No.10, Tower-A, 4th Floor, DLF Cyber City, Gurugram, Haryana, 122002, India
Indus Towers Limited	21.05	Ordinary shares
Suman Tower, Plot No. 18, Sector No. 11, Gandhinagar, 382011, Gujarat, India
Vodafone Idea Limited	31.37	Equity shares
Vodafone Idea Manpower Services Limited[6]	30.99	Ordinary shares
Vodafone House, Corporate Road, Prahladnagar, Off S. G. Highway, Ahmedabad, Gujarat, 380051, India
Vodafone Idea Business Services Limited[6]	31.36	Ordinary shares
Vodafone Idea Communication Systems Limited[6]	31.37	Ordinary shares
Vodafone Idea Telecom Infrastructure Limited[6]	31.37	Ordinary shares
Ireland
Mountainview, Leopardstown, Dublin 18, Ireland
Vantage Towers Limited[4]	53.88	Ordinary shares
The Herbert Building, The Park, Carrickmines, Dublin, Ireland
Siro DAC	50.00	Ordinary shares
Siro JV Holdco Limited	50.00	Ordinary B shares

Notes to the consolidated financial statements (continued)

31. Related undertakings (continued)

Company Name	% of share class held by Group Companies	Share Class
Italy
Via Gaetana Negri 1, 20123, Milano, Italy
Infrastrutture Wireless Italiana S.p.A.	17.87	Ordinary shares
Kenya
LR No. 13263 Safaricom House, PO Box 66827, 00800, Nairobi, Kenya
Safaricom PLC	27.74	Ordinary shares
Safaricom House, Waiyaki Way Westlands, Nairobi, Kenya
M-PESA Africa Limited[5]	46.42	Ordinary shares
6th Floor, ABC Towers, ABC Place, Waiyaki Way, Nairobi, 00100, Kenya
M-PESA Holding Co. Limited	27.74	Ordinary shares
Luxembourg
15 rue Edward Steichen, Luxembourg, 2540, Luxembourg
Tomorrow Street SCA	50.00	Ordinary B shares, Ordinary C shares
Netherlands
Avenue Ceramique 300, 6221 Kx, Maastricht, Netherlands
Vodafone Antennelocaties B.V.	50.00	Ordinary shares
Vodafone Libertel B.V.	50.00	Ordinary shares
Boven Vredenburgpassage 128, 3511 WR, Utrecht, Netherlands
Amsterdamse Beheer- en Consultingmaatschappij B.V.	50.00	Ordinary shares
Esprit Telecom B.V.	50.00	Ordinary shares
FinCo Partner 1 B.V.	50.00	Ordinary shares
LGE HoldCo V B.V.	50.00	Ordinary shares
LGE HoldCo VI B.V.	50.00	Ordinary shares
LGE Holdco VII B.V.	50.00	Ordinary shares
LGE HoldCo VIII B.V.	50.00	Ordinary shares
Vodafone Financial Services B.V.	50.00	Ordinary shares
Vodafone Nederland Holding I B.V.	50.00	Ordinary shares
Vodafone Nederland Holding II B.V.	50.00	Ordinary shares
VodafoneZiggo Employment B.V.	50.00	Ordinary shares
VodafoneZiggo Group B.V.	50.00	Ordinary shares
VodafoneZiggo Group Holding B.V.	50.00	Ordinary shares
VZ Financing I B.V.	50.00	Ordinary shares
VZ Financing II B.V.	50.00	Ordinary shares
VZ FinCo B.V.	50.00	Ordinary shares
VZ PropCo B.V.	50.00	Ordinary shares
VZ Secured Financing B.V.	50.00	Ordinary shares
XB Facilities B.V.	50.00	Ordinary shares
Ziggo B.V.	50.00	Ordinary shares
Ziggo Deelnemingen B.V.	50.00	Ordinary shares
Ziggo Finance 2 B.V.	50.00	Ordinary shares
Ziggo Netwerk II B.V.	50.00	Ordinary shares
Ziggo Real Estate B.V.	50.00	Ordinary shares
Ziggo Services B.V.	50.00	Ordinary shares
Ziggo Services Employment B.V.	50.00	Ordinary shares
Ziggo Services Netwerk 2 B.V.	50.00	Ordinary shares
Ziggo Zakelijk Services B.V.	50.00	Ordinary shares
Zoranet Connectivity Services B.V.	50.00	Ordinary shares
ZUM B.V.	50.00	Ordinary shares
Media Parkboulevard 2, 1217 WE Hilversum, Netherlands
Liberty Global Content Netherlands B.V.	50.00	Ordinary shares
Rivium Quadrant 175, 2909 LC, Capelle aan den IJssel, Netherlands
Central Tower Holding Company B.V.[4]	53.88	Ordinary shares
Winschoterdiep 60, 9723 AB Groningen, Netherlands
Zesko B.V.	50.00	Ordinary shares
Ziggo Bond Company B.V.	50.00	Ordinary shares
Ziggo Netwerk B.V.	50.00	Ordinary shares
New Zealand
Tompkins Wake, Level 11, 41 Shortland Street, Auckland, 1010, New Zealand
iiNet (New Zealand) AKL Limited	25.05	Ordinary shares

Notes to the consolidated financial statements (continued)

31. Related undertakings (continued)

Company Name	% of share class held by Group Companies	Share Class
Portugal
Edif. Arquiparque VII, R Dr António Loureiro Borges, 7, 3.º, 1495-131 ALGÉS, Algés, Oeiras, Portugal
Vantage Towers, S.A.[4]	53.88	Ordinary shares
Espaço Sete Rios, LEAP Rua de Campolide, 351, 0.05, 1070-034, Lisboa, Portugal
Dual Grid – Gestão de Redes Partilhadas, S.A.	50.00	Ordinary shares
Rua Pedro e Inês, Lote 2.08.01, 1990-075, Parque das Nações, Lisboa, Portugal
Sport TV Portgugal, S.A.	25.00	Nominative shares
Romania
Calea Floreasca no. 169A, 3rd floor, District 1, Bucharest, România, Romania
Vantage Towers S.R.L.[4]	53.88	Ordinary shares
Floor 3, Module 2, Connected buildings III, Nr. 10A, Dimitrie Pompei Boulevard, Bucharest, Sector 2, Romania
Netgrid Telecom SRL	50.00	Ordinary shares
Russian Federation
Building 3, 11, Promyshlennaya Street, Moscow, 115 516, Russian Federation
Autoconnex Limited	35.00	Ordinary shares
South Africa
76 Maude Street, Sandton, Johannesberg, 2196, South Africa
Waterberg Lodge (Proprietary) Limited[5]	32.55	Ordinary shares
Celtis Plaza North, 1085 Schoeman Street, Hatfield, Pretoria, 0028, South Africa
Afri G I S (Pty) Ltd[5]	21.16	Ordinary shares
Rigel Office Park Block A, No 446 Rigel Avenue South, Erasmu, South Africa
Canard Spatial Technologies Proprietary Limited[5]	21.16	Ordinary shares
Vodacom Corporate Park, 082 Vodacom Boulevard, Midrand, 1685, South Africa
M-Pesa S.A (Proprietary) Limited[5]	46.42	Ordinary shares
Spain
Calle San Severo 22, 28042, Madrid, Spain, Spain
Vantage Towers, S.L.U.[4]	53.88	Ordinary shares
Tanzania, United Republic of
Plot No. 23, Ursino Estate, Bagamoyo Road, Dar es Salaam, Tanzania, United Republic of
Vodacom Trust Limited[5] (in process of dissolution)	48.82	Ordinary A shares, Ordinary B shares
Turkey
Çifte Havuzlar Mah Eski Londra Asfaltı Cad No: 151/1E/301, Esenler, Istanbul, Turkey
FGS Bilgi Islem Urunler Sanayi ve Ticaret AS	50.00	Ordinary shares
United Kingdom
24/25 The Shard, 32 London Bridge Street, London, SE1 9SG, United Kingdom
Digital Mobile Spectrum Limited	25.00	Ordinary shares
3 More London Riverside, London, SE1 2AQ, United Kingdom
VodaFamily Ethiopia Holding Company Limited[5]	31.47	Ordinary shares
Griffin House, 161 Hammersmith Road, London, W6 8BS, United Kingdom
Cable & Wireless Trade Mark Management Limited	50.00	Ordinary B shares
Hive 2, 1530 Arlington Business Park, Theale, Reading, Berkshire, RG7 4SA, United Kingdom
Cornerstone Telecommunications Infrastructure Limited[5]	26.94	Ordinary shares
Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom
Vodafone Hutchison (Australia) Holdings Limited	50.00	Ordinary shares
United States
251 Little Falls Drive, Wilmington DE 19808, United States
LG Financing Partnership	50.00	Partnership interest
PPC 1 (US) Inc.	25.05	Ordinary shares
Ziggo Financing Partnership	50.00	Partnership interest

Notes:

1.	Directly held by Vodafone Group Plc.
2.	Branches.
3.	Shareholding is indirect through Vodafone Deutschland GmbH.
4.	Shareholding is indirect through Vantage Towers A.G.
5.	Shareholding is indirect through Vodacom Group Limited. The indirect shareholding is calculated using the 65.10% ownership interest in Vodacom Group Limited.
6.	Includes the indirect interest held through Vodafone Idea Limited.

Notes to the consolidated financial statements (continued)

31. Related undertakings (continued)

Selected financial information

The table below shows selected financial information in respect of subsidiaries that have non-controlling interests that are material to the Group.

	Vodacom Group Limited
	2024	2023
		Re-presented[1]
	€m	€m
Summary comprehensive income information
Revenue	7,420	8,076
Profit for the financial year	920	1,245
Other comprehensive expense	217	193
Total comprehensive income	1,137	1,438
Other financial information
Profit for the financial year allocated to non-controlling interests	368	474
Dividends paid to non-controlling interests	260	342
Summary financial position information
Non-current assets	7,517	7,766
Current assets	3,437	3,429
Total assets	10,954	11,195
Non-current liabilities	(3,198)	(2,880)
Current liabilities	(3,446)	(3,905)
Total assets less total liabilities	4,310	4,410
Equity shareholders' funds	3,275	3,327
Non-controlling interests	1,035	1,083
Total equity	4,310	4,410

Statement of cash flows
Net cash inflow from operating activities	2,285	2,565
Net cash outflow from investing activities	(943)	(1,013)
Net cash outflow from financing activities	(1,276)	(1,558)
Net cash inflow/(outflow)	66	(6)
Cash and cash equivalents brought forward	1,075	1,097
Exchange loss on cash and cash equivalents	(89)	(16)
Cash and cash equivalents	1,052	1,075

Note:

1.

From 1 April 2023, the Group revised its segmental reporting by moving Vodafone Egypt to the Africa segment. All comparatives for these segments have been re-presented on the new basis of segmental reporting.

Notes to the consolidated financial statements (continued)

32. Subsidiaries exempt from audit

The following UK subsidiaries will take advantage of the audit exemption set out within section 479A of the Companies Act 2006 for the year ended 31 March 2024.

Name	Registration number	Name	Registration number
Bluefish Communications Limited	5142610	Vodafone Consolidated Holdings Limited	5754561
Cable & Wireless Aspac Holdings Limited	4705342	Vodafone Corporate Secretaries Limited	2357692
Cable & Wireless CIS Services Limited	2964774	Vodafone Enterprise Corporate Secretaries Limited	2303594
Cable & Wireless Europe Holdings Limited	4659719	Vodafone Enterprise Equipment Limited	1648524
Cable & Wireless UK Holdings Limited	3840888	Vodafone Enterprise Europe (UK) Limited	3137479
Cable & Wireless Worldwide Limited	7029206	Vodafone European Investments	3961908
Cable & Wireless Worldwide Voice Messaging Limited	1981417	Vodafone Finance Management	2139168
Cable & Wireless Nominee Limited	3249884	Vodafone International Operations Limited	2797438
Central Communications Group Limited	4625248	Vodafone Investments Limited	1530514
Energis (Ireland) Limited	NI035793	Vodafone IP Licensing Limited	6846238
Energis Communications Limited	2630471	Vodafone Mobile Enterprises Limited	2373469
Energis Squared Limited	3037442	Vodafone Mobile Network Limited	3961482
London Hydraulic Power Company (The)	ZC000055	Vodafone Nominees Limited	1172051
MetroHoldings Limited	3511122	Vodafone Oceania Limited	3973427
The Eastern Leasing Company Limited	1672832	Vodafone Overseas Finance Limited	4171115
Thus Group Holdings Limited	SC192666	Vodafone Retail (Holdings) Limited	3381659
Thus Group Limited	SC226738	Vodafone UK Limited	2227940
Vodafone 2.	4083193	Vodaphone Limited	3961390
		Your Communications Group Limited	4171876

33. Subsequent events

Disposal of Vodafone Spain

On 31 May 2024, the Group announced it had completed the sale of Vodafone Holdings Europe, S.L.U. (‘Vodafone Spain’) to Zegona Communications plc (‘Zegona’) for €4.1 billion in cash (subject to closing accounts adjustments) and €0.9 billion in the form of Redeemable Preference Shares.

The gain / loss on disposal is yet to be determined, being dependent on the finalisation of the completion date balance sheet of Vodafone Spain and on resulting working capital adjustments to the consideration receivable by the Group.

Share buybacks

On 14 May 2024, the Group announced that it would commence an initial €500 million share buyback programme, starting on 15 May 2024, as part of plans to return €2.0 billion over 12 months.